
13002340

UNITED STATES
RITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 0-13814



CORTLAND
BANCORP



SEC MAIL PROCESSING
RECEIVED
APR 2 9 2013
WASH. D.C.
193
SECTION

(Exact Name of Registrant as Specified in its Charter)

Ohio **(State or Other Jurisdiction of Incorporation or Organization)**	**34-1451118** **(I.R.S. Employer Identification No.)**
194 West Main Street, Cortland, Ohio **(Address of Principal Executive Offices)**	**44410** **(Zip Code)**

Registrant's telephone number, including area code: (330) 637-8040
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted an posted pursuant to Rule405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§232.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

Based upon the closing price of the registrant's common stock on June 30, 2012, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $42,191,029. For purposes of this response, directors and executive officers are considered the affiliates of the issuer at that date.

The number of shares outstanding of the issuer's classes of common stock as of March 22, 2013: 4,527,851 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 28, 2013 are incorporated by reference into Part III.

Form 10-K for the Year Ended December 31, 2012
Table of Contents

			Form 10-K Page

PART II (continued)

PART III

PART IV

PART I

Item 1. Business

THE CORPORATION

BRIEF DESCRIPTION OF THE BUSINESS

CORTLAND BANCORP

Cortland Bancorp (the Company) was incorporated under the laws of the State of Ohio in 1984, as a one bank holding company registered under the Bank Holding Company Act of 1956, as amended. The principal activity of the Company is to own, manage and supervise The Cortland Savings and Banking Company (Cortland Banks or the Bank). The Company owns all of the outstanding shares of the Bank.

The Bank is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (Federal Reserve). As of December 31, 2012, the Bank was rated "satisfactory" for Community Reinvestment Act (CRA) purposes, and remained well capitalized.

As a financial holding company and a bank holding company, the Company is regulated under the Bank Holding Company Act of 1956, as amended (BHC Act), and its subsidiaries are subject to inspection, examination and supervision by the Federal Reserve Board. The BHC Act provides generally for "umbrella" regulation of financial holding companies such as the Company by the Federal Reserve Board, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators. The Company is also under the jurisdiction of the Securities and Exchange Commission (SEC) and is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC.

The business of the Company and the Bank is not seasonal to any significant extent and is not dependent on any single customer or group of customers. The Company operates as a single line of business.

NEW RESOURCES LEASING CO.

New Resources Leasing Co. was formed in December 1987 under Ohio law as a separate entity to handle the function of commercial and consumer leasing. The wholly owned subsidiary has been inactive since incorporation.

CORTLAND BANKS

Cortland Banks is a full service, state chartered bank engaged in commercial and retail banking. The Bank's services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, night depository, automated teller services, safe deposit boxes and other miscellaneous services normally offered by commercial banks. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, small business lending and trade financing. Consumer lending includes residential real estate, home equity and installment lending. Cortland Banks also offers a variety of Internet banking options.

Business is conducted at a total of thirteen offices, seven of which are located in Trumbull County, Ohio. Two offices are located in the communities of Windham and Mantua in Portage County, Ohio. One office is located in the community of Williamsfield, Ashtabula County, Ohio; two are located in the communities of Boardman and North Lima in Mahoning County, Ohio and one in Middlefield in Geauga County, Ohio.

The Bank's main administrative and banking office is located at 194 West Main Street, Cortland, Ohio. The Hubbard, Niles Park Plaza, Boardman and Middlefield offices are leased, while all of the other offices are owned by Cortland Banks.

The Bank, as a state chartered banking organization and member of the Federal Reserve, is subject to periodic examination and regulation by both the Federal Reserve and the State of Ohio Division of Financial Institutions (Ohio Division). These examinations, which include such areas as capital, liquidity, asset quality, management practices and other aspects of the Bank's operations, are primarily for the protection of the Bank's depositors. In addition to these regular examinations, the Bank must furnish periodic reports to regulatory authorities containing a full and accurate statement of its affairs. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC).

The Bank provides brokerage and investment services through an arrangement with Investment Professionals, Inc. Under this arrangement, financial advisors can offer customers an extensive range of investment products and services, including estate planning, qualified retirement plans, mutual funds, annuities, life insurance, fixed income and equity securities and equity research and recommendations. Through Investment Professionals, Inc., the Bank also offers asset management services to customers.

CSB MORTGAGE COMPANY, INC.

CSB Mortgage Company, Inc. (CSB) was formed as an Ohio corporation in December 2011. It is a wholly-owned subsidiary of Cortland Banks and functions as the originator of wholesale mortgage loans and the seller of company-wide mortgage loans in the secondary mortgage market. Its operations are just an extension of the mortgage activities currently conducted by the Bank, but capturing the out-of-market portion for compliance purposes. The operations of the newly-formed subsidiary are conducted at the Bank's main office at 194 West Main Street, Cortland, Ohio.

COMPETITION

The Bank actively competes with state and national banks located in Northeastern Ohio and Western Pennsylvania. It also competes for deposits, loans and other service business with a large number of other financial institutions, such as savings and loan associations, credit unions, insurance companies, consumer finance companies and commercial finance companies. Also, money market mutual funds, brokerage houses and similar institutions provide in a relatively unregulated environment many of the financial services offered by banks. In the opinion of management, the principal methods of competition are the rates of interest charged on loans, the rates of interest paid on deposit funds, the fees charged for services, and the convenience, availability, timeliness and quality of the customer services offered.

EMPLOYEES

As of December 31, 2012, the Company, through the Bank, employed 158 full-time and 21 part-time employees. The Company provides its employees with a full range of benefit plans and considers its relations with its employees to be satisfactory.

GENERAL LENDING POLICY

The Bank has obligations to the communities that it serves. The Bank's lending policy is designed to provide a framework which will meet the credit needs and interests of the community and the Bank.

It is the Bank's objective to make loans to credit-worthy customers which benefit their interests. The loans made by the Bank are subject to the guidelines established in the loan policy that is approved by the Bank's Board of Directors.

The Bank has community banks in five Ohio counties: Trumbull, Portage, Ashtabula, Mahoning and Geauga. There are times when the Bank will go beyond its lending territory to accommodate people who have been customers of the Bank and have moved out of the lending area. There are also times when excess funds are available and it is profitable to participate in loans with other banks or to participate in large projects for community development. Through its mortgage banking subsidiary, the Bank will originate loans outside of its footprint, but strictly for sale in the secondary market.

Each lending relationship is reviewed and graded in 6 categories, which are (1) ability to pay, (2) financial condition, (3) management ability, (4) collateral and guarantors, (5) loan structure, and (6) industry and economic.

Further information can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7.

SUPERVISION AND REGULATION

The Company and the Bank are subject to Federal and state banking laws that are intended to protect depositors, not shareholders. Changes in Federal and state banking laws, including statutes, regulations, and policies of the bank regulatory agencies, could have a material adverse impact on our business and prospects. Federal and state laws applicable to holding companies and their financial institution subsidiaries regulate the range of permissible business activities, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, establishment of branches, mergers, dividends, and a variety of other important matters. The Company and the Bank are subject to detailed, complex, and sometimes overlapping Federal and state statutes and regulations affecting routine banking operations. These statutes and regulations include, but are not limited to, state usury and consumer credit laws, the Truth-in-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, and the Community Reinvestment Act. In addition to minimum capital requirements, Federal law imposes other safety and soundness standards having to do with such things as internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, and compensation and benefits. The discussion to follow of bank supervision and regulation is qualified in its entirety by reference to the statutory and regulatory provisions discussed.

The Company is a financial holding company and a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, the Company is subject to regulation, supervision, and examination by the Federal Reserve, acting primarily through the Federal Reserve Bank of Cleveland. The Company is required to file annual reports and other information with the Federal Reserve. The Bank is subject to regulation and supervision by the Ohio Division. As a member bank of the Federal Reserve, the Bank is also subject to regulation and supervision by the Federal Reserve. The Bank is examined periodically by the Federal Reserve and by the Ohio Division to test compliance with various regulatory requirements. If as a result of examination the Federal Reserve or the Ohio Division determines that a bank's financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the bank's operations are unsatisfactory, or that the bank or its management is in violation of any law or regulation, the bank regulatory agencies may take a number of remedial actions. Bank regulatory agencies make regular use of their authority to take formal and informal supervisory actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses and for violations of any law, rule, or regulation, or any condition imposed in writing by the appropriate Federal banking regulatory authority. Potential supervisory and enforcement actions include appointment of a conservator or receiver, issuance of a cease-and-desist order that could be judicially enforced, termination of a bank's deposit insurance, imposition of civil money penalties, issuance of directives to increase capital, entry into formal or informal agreements, including memoranda of understanding, issuance of removal and prohibition orders against institution- affiliated parties, and enforcement of these actions through injunctions or restraining orders.

Regulation of bank holding companies. A bank holding company must serve as a source of financial and managerial strength for its subsidiary banks and must not conduct operations in an unsafe or unsound manner. The Federal Reserve requires all bank holding companies to maintain capital at or above prescribed levels.

Federal Reserve policy requires that a bank holding company provide capital to its subsidiary banks during periods of financial stress or adversity and that the bank holding company maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting subsidiary banks. Bank holding companies may also be required to give written notice to and receive approval from the Federal Reserve before purchasing or redeeming common stock or other equity securities.

Acquisitions. The Bank Holding Company Act requires every bank holding company to obtain approval of the Federal Reserve to acquire ownership or control of any voting shares of another bank or bank holding company, if after the acquisition the acquiring company would own or control more than 5% of the shares of the other bank or bank holding company (unless the acquiring company already owns or controls a majority of the shares); acquire all or substantially all of the assets of another bank; or merge or consolidate with another bank holding company.

The Federal Reserve will not approve an acquisition, merger, or consolidation that would have a substantially anticompetitive result unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in satisfying the convenience and needs of the community to be served. When the Federal Reserve reviews merger and acquisition applications it also considers capital adequacy and other financial and managerial factors, along with the subsidiary banks' performance under the Community Reinvestment Act of 1977. Approval of the Ohio Division is also necessary to acquire control of an Ohio-chartered bank.

The Bank Holding Company Act, the Change in Bank Control Act, and the Federal Reserve Regulation Y require advance approval of the Federal Reserve to acquire "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of a class of voting securities of the bank holding company. If the holding company has securities registered under section 12 of the Securities Exchange Act of 1934, as the Company does, or if no other person owns a greater percentage of the class of voting securities, control is presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities. Guidance issued by the Federal Reserve in September 2008 states that generally the Federal Reserve will be able to conclude that an investor does not have a controlling influence over a bank or bank holding company if the investor does not own more than 15% of the voting power and 33% of the total equity of the bank or bank holding company, including nonvoting equity securities. The investor may, however, be required to make passivity commitments to the Federal Reserve, promising to refrain from taking various actions that might constitute exercise of a controlling influence. Under prior Federal Reserve guidance, a board seat was generally not permitted for an investment of 10% or more of the equity or voting power without a determination that the investor was in control of the bank holding company. But, under the September 2008 guidance, the Federal Reserve may permit a non-controlling investor to have a board seat.

Under the Bank Merger Act, advance approval of the appropriate Federal bank regulatory agency is necessary for the acquisition of a bank by merger. For this purpose, the term merger is defined very broadly, including not only whole bank acquisitions by statutory merger but also acquisitions by one bank of some or all of the branches of another bank or assumption by one bank of some or all of the deposits of another bank. Under Ohio Revised Code Chapter 1115, approval of the Ohio Division is also necessary for the acquisition of an Ohio-chartered bank, whether by merger or otherwise.

Interstate banking and branching. Section 613 of the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 amends the interstate branching provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. The amendments authorize a state or national bank to open a de novo branch in another state if the law of the state where the branch is to be located would permit a bank chartered by that state to open the branch. Under prior law, an out-of state bank could open a de novo branch in another state if and only if the particular state permitted out-of-state banks to establish a de novo branch. Section 607 of the Dodd-Frank Act also increases the approval threshold for interstate bank acquisitions, requiring that a bank holding company be well capitalized and well managed as a condition to approval of an interstate bank acquisition, rather than being merely adequately capitalized and adequately managed, and that an acquiring bank be and remain well capitalized and well managed as a condition to approval of an interstate bank merger.

Nonbanking activities. With some exceptions, the Bank Holding Company Act has for many years prohibited a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve non-bank activities that, by statute or by Federal Reserve regulation or order, are held to be closely related to the business of banking or of managing or controlling banks. In its determination about whether a particular activity is closely related to the business of banking, the Federal Reserve considers whether the performance of the activities by a bank holding company can be expected to produce benefits to the public—such as greater convenience, increased competition, or gains in efficiency in resources—that will outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest, or unsound banking practices. Some of the activities determined by Federal Reserve regulation to be closely related to the business of banking are: making or servicing loans or leases; engaging in insurance and discount brokerage activities; owning thrift institutions; performing data processing services; acting as a fiduciary or investment or financial advisor; and making investments in corporations or projects designed primarily to promote community welfare. Under Bank Holding Company Act section 5(e), the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the Federal Reserve determines that the activity or control constitutes a serious risk to the financial safety, soundness, or stability of a subsidiary bank.

Capital. *Risk-based capital requirements.* Capital hedges risk, absorbing losses that can, as well as losses that cannot, be predicted. According to the Federal Financial Institutions Examination Council's explanation of the capital component of the Uniform Financial Institutions Rating System, commonly known as the "CAMELS" rating system, a rating system employed by the Federal bank regulatory agencies, a financial institution must "maintain capital commensurate with the nature and extent of risks to the institution and the ability of management to identify, measure, monitor, and control these risks. The effect of credit, market, and other risks on the institution's financial condition should be considered when evaluating the adequacy of capital." The minimum ratio of total capital to risk-weighted assets is 8.0%, of which at least 4.0% must consist of Tier 1 capital. The minimum Tier 1 leverage ratio—Tier 1 capital to average assets—is 3.0% for the highest rated institutions and at least 4.0% for all others. These ratios are absolute minimums. In practice, banks are expected to operate with more than the absolute minimum capital. The Federal Reserve may establish greater minimum capital requirements for specific institutions. Failure to satisfy capital guidelines could subject a banking institution to a variety of enforcement actions by Federal bank regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of brokered deposits. A bank that does not achieve and maintain the required capital levels may be issued a capital directive to ensure the maintenance of required capital levels.

Also known as core capital, Tier 1 capital consists of common shareholders' equity, non-cumulative perpetual preferred stock, and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital, also known as supplementary capital, consists of preferred stock not qualifying as Tier 1 capital, limited amounts of subordinated debt, other qualifying term debt, a limited amount of the allowance for loan and lease losses (up to a maximum of 1.25% of risk-weighted assets), and certain other instruments that have some characteristics of equity. To determine risk-weighted assets, the nominal dollar amounts of assets on the balance sheet and credit-equivalent amounts of off-balance-sheet items are multiplied by one of several risk adjustment percentages, such as 0.0% for assets considered to have low credit risk, for example cash and certain U.S. government securities, 100.0% for assets with relatively higher credit risk, such as business loans, or a risk weight exceeding 100% for selected investments that are rated below investment grade or, if not rated, that are equivalent to investments rated below investment grade. A banking organization's risk-based capital ratios are obtained by dividing its Tier 1 capital and total qualifying capital (Tier 1 capital and a limited amount of Tier 2 capital) by its total risk-adjusted assets. The Federal Reserve may also employ a market risk component in its calculation of capital requirements for nonmember banks engaged in significant trading activity. The market risk component could require additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The Federal Reserve's evaluation of an institution's capital adequacy takes account of a variety of other factors, including, among others, interest rate risks to which the institution is subject, the level and quality of an institution's earnings, loan and investment portfolio characteristics, and risks arising from the conduct of nontraditional activities. Accordingly, the Federal Reserve's final supervisory judgment concerning an institution's capital adequacy could differ significantly from the conclusions that might be derived from the absolute level of an institution's risk-based capital ratios. Therefore, institutions generally are expected to maintain risk-based capital ratios that exceed the minimum ratios. This is particularly true for institutions contemplating significant expansion plans and institutions that are subject to high or inordinate levels of risk.

The Federal Reserve employs similar risk-based capital guidelines in the regulation of bank holding companies and financial institutions. If capital falls below the minimum levels established by the guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities. In general, bank holding companies are required to maintain the same capital ratios as banks, which is a minimum ratio of total capital to risk-weighted assets of 8% and Tier 1 capital of at least 4%. Bank holding companies are also subject to a leverage ratio requirement. The minimum required leverage ratio for the very highest rated companies is 3%, but as a practical matter the minimum required leverage ratio for most bank holding companies is 4% or higher. Bank holding companies also must serve as a source of strength for their subsidiary banking institutions. Under Bank Holding Company Act section 5(e), the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the Federal Reserve determines that the activity or control constitutes a serious risk to the financial safety, soundness, or stability of a subsidiary bank.

Prompt corrective action. Every institution is classified into one of five categories, depending on the institution's total risk-based capital ratio, Tier 1 risk-based capital ratio, leverage ratio, and subjective factors. The categories are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Capital ratios as of December 31, 2012 are as follows:

	(Amounts in thousands)			
	Cortland Bancorp		The Cortland Savings & Banking Company	
	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets				
Actual	$57,905	14.10%	$55,271	13.55%
For capital adequacy purposes	32,862	8.00%	32,630	8.00%
To be well capitalized	41,077	10.00%	40,787	10.00%
Tier 1 capital to risk-weighted assets				
Actual	53,996	13.15%	45,362	11.12%
For capital adequacy purposes	16,431	4.00%	16,315	4.00%
To be well capitalized	24,646	6.00%	24,472	6.00%
Tier 1 leverage capital				
Actual	53,996	9.63%	45,362	8.14%
For capital adequacy purposes	21,102	4.00%	20,985	4.00%
To be well capitalized	26,377	5.00%	26,231	5.00%

An institution with a capital level that might qualify for well capitalized or adequately capitalized status may nevertheless be treated as though the institution is in the next lower capital category if the institution's primary Federal banking supervisory authority determines that an unsafe or unsound condition or practice warrants that treatment. A financial institution's operations can be significantly affected by the bank's capital classification under the prompt corrective action rules. For example, an institution that is not well capitalized generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market without advance regulatory approval. These deposit-funding limitations can have an adverse effect on the bank's liquidity. At each successively lower capital category an insured depository institution is subject to additional restrictions. Undercapitalized institutions are required to take specified actions to increase their capital or otherwise decrease the risks to the federal deposit insurance fund. Bank regulatory agencies generally are required to appoint a receiver or conservator within 90 days after an institution becomes critically undercapitalized, with a leverage ratio of less than 2%. Section 38(f)(2)(I) of the Federal Deposit Insurance Act provides that a Federal bank regulatory authority may require a bank holding company to divest itself of an undercapitalized bank subsidiary if the agency determines that divestiture will improve the bank's financial condition and prospects.

A bank holding company must guarantee that a subsidiary bank that adopts a capital restoration plan will satisfy plan obligations. Any capital loans made by a bank holding company to a subsidiary bank are subordinated to the claims of depositors in the bank and to certain other indebtedness of the subsidiary bank. If bankruptcy of a bank holding company occurs, any commitment by the bank holding company to a Federal banking regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and would be entitled to priority of payment.

The current capital requirements are based on the 1998 capital accord of the Basel Committee on Banking Supervision (the Basel Committee). In December 2010 and January 2011, the Basel Committee released a new framework, referred to as Basel III. During the second quarter of 2012, the federal bank regulatory agencies jointly issued notices of proposed rulemaking (NPRs) that would revise and replace the agencies' current capital rules. The NPRs would result in higher risk-based and leverage capital requirements, to be phased in over several years. The regulators are still considering the NPRs. The final regulations ultimately applicable to the Company and the Bank may be substantially different from those proposed. The banking regulators are considering the extent to which they will apply the Basel III principles to smaller financial institutions, such as the Company and the Bank.

Federal deposit insurance. Deposits in the Bank are insured by the FDIC to applicable limits through the Deposit Insurance Fund. Insured banks must pay deposit insurance premiums assessed semiannually and paid quarterly. The insurance premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. Effective January 1, 2009, the FDIC increased assessment rates uniformly for all risk categories by 7 cents for the first quarter 2009 assessment period. In 2009, the FDIC adopted a rule that imposed a special assessment on banks payable in September 2009 and that allowed the FDIC to impose additional special assessments to replenish the Deposit Insurance Fund, which was badly depleted by bank failures. As an alternative to imposing additional special assessments on insured depository institutions or borrowing from the U.S. Treasury, on November 12, 2009, the FDIC adopted a proposal to increase deposit insurance assessments effective on January 1, 2011, and to require all insured depository institutions to prepay by the end of 2009 their deposit insurance assessments for the fourth quarter of 2009 and for the entirety of 2010 through 2012. Institutions recorded the prepaid FDIC insurance assessments as an asset as of December 31, 2009, later charging the assessments to expense in the periods to which the assessments apply.

On November 9, 2010, the FDIC proposed to change its assessment base from total domestic deposits to average total assets minus average tangible equity, and was approved February 7, 2011, as required in the Dodd-Frank Act. The new assessment base became applicable in the second quarter of 2011, but the FDIC does not expect that the change in assessment base will change the deposit insurance premium revenue raised.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order, or any condition imposed in writing by or written agreement with the FDIC.

Selected regulations. *Transactions with affiliates*. The Bank must comply with section 23A and section 23B of the Federal Reserve Act, establishing rules for transactions by member banks with affiliates. These statutes protect banks from abuse in financial transactions with affiliates, preventing insured deposits from being diverted to support the activities of unregulated entities engaged in nonbanking businesses. Affiliate-transaction limits could impair a holding company's ability to obtain funds from the bank subsidiary for the holding company's cash needs, including funds for payment of dividends, interest, and operational expenses. Affiliate transactions include, but are not limited to, extensions of credit to affiliates, investments in securities issued by affiliates, the use of affiliates' securities as collateral for loans to any borrower, and purchase of affiliate assets. An affiliate of a bank includes any company or entity that controls or is under common control with the bank. Generally, section 23A and section 23B of the Federal Reserve Act (1) limit the extent to which a bank or its subsidiaries may lend to or engage in various other kinds of transactions with any one affiliate to an amount equal to 10% of the institution's capital and surplus (2) limit the aggregate of covered transactions with all affiliates to 20% of capital and surplus, (3) impose strict collateral requirements on loans or extensions of credit by a bank to an affiliate, (4) impose restrictions on investments by a subsidiary bank in the stock or securities of its holding company, (5) impose restrictions on the use of a holding company's stock as collateral for loans by the subsidiary bank, and (6) require that affiliate transactions be on terms substantially the same as those provided to a non-affiliate.

Loans to insiders. The authority of the Bank to extend credit to insiders –meaning executive officers, directors, and greater than 10% shareholders – or to entities those persons control, is subject to section 22(g) and section 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve. These laws require that insider loans be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans a bank may make to insiders based in part on the bank's capital position, and require that specified approval procedures be adhered to. Loans to an individual insider may not exceed the Federal legal limit on loans to any one borrower, which in general terms is 15% of capital but can be higher in some circumstances. And the aggregate of all loans to all insiders may not exceed the bank's unimpaired capital and surplus. Insider loans exceeding the greater of 5% of capital or $25,000 must be approved in advance by a majority of the board, with any interested director not participating in the voting. Loans to executive officers are subject to special limitations. Executive officers may borrow in unlimited amounts to finance their children's education or to finance the purchase or improvement of their residence, but they may borrow no more than $100,000 for most other purposes. Loans to executive officers exceeding $100,000 may be allowed if the loan is fully secured by government securities or a segregated deposit account. A violation of these restrictions could result in the assessment of substantial civil monetary penalties, the imposition of a cease-and-desist order, or other regulatory sanctions.

Loans to one borrower. Under Ohio law, the total loans and extensions of credit by an Ohio-chartered bank to a person outstanding at any time generally may not exceed 15% of the bank's unimpaired capital, plus 10% of unimpaired capital for loans and extensions of credit fully secured by readily marketable collateral.

Dividends and Distributions. Shareholders of an Ohio corporation are entitled to dividends when, as, and if declared by the corporation's board of directors. This principle of Ohio Corporate Law applies both to the Company and the Bank. Future dividends will be payable at the discretion of the board of directors and will depend on earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, and other factors that the board of directors may deem relevant. A 1985 policy statement of the Federal Reserve declared that a bank holding company should not pay cash dividends on common stock unless the organization's net income for the past year is sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition. A bank holding company also must serve as a source of strength to its subsidiary banks, which could mean capital must be retained for further investments in subsidiary banks rather than being paid as dividends to stockholders.

The Company's ability to obtain funds for the payment of cash dividends and for other cash requirements depends on the amount of dividends that may be paid by the Bank to the Company. Under Ohio law, a dividend may be declared by a bank from surplus, meaning additional paid-in capital, with the approval of (x) the Ohio Division and (y) the holders of two-thirds of the bank's outstanding shares. Superintendent approval is also necessary for payment of a dividend if the total of all cash dividends in a year exceeds the sum of (x) net income for the year and (y) retained net income for the two preceding years. According to the Federal Reserve, it is a prudent banking practice to continue paying cash dividends if and only if the bank or holding company's net income over the past year is sufficient to fully fund the dividends and if the prospective rate of earnings retention is consistent with the organization's capital needs, asset quality, and overall financial condition. Relying on 12 U.S.C. 1818(b), the Federal Reserve may restrict a member bank's ability to pay a dividend if the Federal Reserve has reasonable cause to believe that the dividend would constitute an unsafe and unsound practice. A bank's ability to pay dividends may be affected also by the Federal Reserve's capital maintenance requirements and prompt corrective action rules. A bank may not pay a dividend if the bank is undercapitalized or if payment would cause the bank to become undercapitalized. Moreover, regulatory authorities may prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice.

A bank holding company may not purchase or redeem its equity securities without advance written approval of the Federal Reserve under Federal Reserve Rule 225.4(b) if the purchase or redemption, when combined with all other purchases and redemptions by the bank holding company during the preceding 12 months equals or exceeds 10% of the bank holding company's consolidated net worth. However, advance approval is not necessary if the bank holding company is well managed, is not the subject of any unresolved supervisory issues, and both before and immediately after the purchase or redemption is well capitalized.

Guidance concerning commercial real estate lending. In December 2006, the Federal banking agencies issued final guidance concerning sound risk management practices for concentrations in commercial real estate lending, including acquisition and development lending, construction lending, and other land loans. Recent experience has shown that these forms of lending can be particularly high risk. According to a 2009 FDIC publication, a majority of the community banks that became problem banks or failed in 2008 had similar risk profiles: the banks often had extremely high concentrations in residential acquisition, development, and construction lending relative to their capital, the loan underwriting and credit administration functions at these institutions typically were criticized by examiners, and many of the institutions had exhibited rapid asset growth funded with brokered deposits.

The commercial real estate risk management guidance does not impose rigid limits on commercial real estate lending but does create a much sharper supervisory focus on the risk management practices of banks with concentrations in commercial real estate lending. According to the guidance, an institution that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate, or is approaching or exceeds the following supervisory criteria may be identified for further supervisory analysis of the level and nature of its commercial real estate concentration risk –total reported loans for construction, land development, and other land represent 100% or more of the institution's total capital, or -total commercial real estate loans represent 300% or more of the institution's total capital and the outstanding balance of the institution's commercial real estate loan portfolio has increased by 50% or more during the prior 36 months.

These measures are intended merely to enable the banking agencies to quickly identify institutions that could have an excessive commercial real estate lending concentration, potentially requiring close supervision to ensure that the institutions have sound risk management practices in place. Conversely, these measures do not imply that banks are authorized by the December 2006 guidance to accumulate a commercial real estate lending concentration up to the 100% and 300% thresholds.

Developments affecting management and corporate governance. In June 2010, the Federal banking agencies jointly published their final Guidance on Sound Incentive Compensation Policies. The goal is to enable financial organizations to manage the safety and soundness risks of incentive compensation arrangements and to assist them with identification of improperly structured compensation arrangements. To ensure that incentive compensation arrangements do not encourage employees to take excessive risks that undermine safety and soundness, the incentive compensation guidance sets forth these key principles – -incentive compensation arrangements should provide employees incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose the organization to imprudent risk, -these arrangements should be compatible with effective controls and risk management, and -these arrangements should be supported by strong corporate governance, including active and effective oversight by the board of directors.

To implement the interagency guidance, a financial organization must regularly review incentive compensation arrangements for all executive and non-executive employees who, either individually or as part of a group, have the ability to expose the organization to material amounts of risk, as well as to regularly review the risk-management, control, and corporate governance processes related to these arrangements. The organization must immediately correct any identified deficiencies in compensation arrangements or processes that are inconsistent with safety and soundness and must ensure that incentive compensation arrangements are consistent with the principles discussed in the guidance.

In addition to numerous provisions that affect the business of banks and bank holding companies, the Dodd-Frank Act includes a number of provisions affecting corporate governance and executive compensation. The corporate governance and compensation provisions include: (1) a requirement that public companies solicit a Say-on-Pay vote, a Say-on-Frequency vote and, in the event of a merger or other extraordinary transaction, a Say-on-Golden Parachute vote; (2) requirements that the SEC adopt rules directing the securities exchanges to adopt listing standards with respect to compensation committee independence and the use of consultants; (3) provisions calling for the SEC to adopt expanded disclosure requirements for the annual proxy statement and other filings, particularly in the area of executive compensation; and (4) provisions that will require the adoption or revision of certain other policies, such as compensation recovery policies providing for the recovery of executive compensation in the event of a financial restatement. The SEC and the stock exchanges are working to adopt a number of new rules and standards in order to implement the requirements of the Dodd-Frank Act discussed above. On January 25, 2011, the SEC adopted rules for implementing Say-on-Pay and the related advisory vote on the frequency of Say-on-Pay votes. The new rules and amendments to existing rules became effective on April 4, 2011, except that the Say-on-Golden Parachute requirements became effective for filings made on or after April 25, 2011, for all issuers. The new guidelines adopted under the Dodd-Frank Act could impose additional compliance burdens beyond those already imposed by the Federal bank regulatory agency guidelines.

Consumer protection laws and regulations. Banks are subject to regular examination to ensure compliance with Federal statutes and regulations applicable to their business, including consumer protection statutes and implementing regulations, some of which are discussed below. Potential penalties under these laws include, but are not limited to, fines.

Community Reinvestment Act. Under the Community Reinvestment Act of 1977 (the CRA) and implementing regulations of the Federal banking agencies, a financial institution has a continuing and affirmative obligation—consistent with safe and sound operation—to fulfill the credit needs of its entire community, including low- and moderate-income neighborhoods. But the CRA does not establish specific lending requirements nor does the CRA limit an institution's discretion to develop the types of products and services the institution believes are best suited to the community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve, and Substantial Noncompliance. Although CRA examinations occur regularly, CRA performance evaluations are used principally in the evaluation of regulatory applications submitted by an institution. Federal bank regulatory agencies consider CRA performance evaluations when they evaluate applications for such things as mergers, acquisitions, and applications to open branches. The Bank's CRA performance rating is "satisfactory," according to the evaluation dated October 17, 2011.

Equal Credit Opportunity Act. The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

Truth in Lending Act. The Truth in Lending Act is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the Truth in Lending Act, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments, and the payment schedule, among other things.

Fair Housing Act. The Fair Housing Act makes it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap, or familial status. A number of lending practices have been held by the courts to be illegal under the Fair Housing Act, including some practices that are not specifically mentioned in the Fair Housing Act.

Home Mortgage Disclosure Act. The Home Mortgage Disclosure Act arose out of public concern over credit shortages in urban neighborhoods. The Home Mortgage Disclosure Act requires financial institutions to collect data that enable regulatory agencies to determine whether the financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The Home Mortgage Disclosure Act also requires the collection and disclosure of data about applicant and borrower characteristics as a way to identify possible discriminatory lending patterns. The vast amount of information that financial institutions collect and disclose concerning applicants and borrowers receives attention not only from state and Federal banking supervisory authorities but also from community-oriented organizations and the general public.

Real Estate Settlement Procedures Act. The Real Estate Settlement Procedures Act requires that lenders provide borrowers with disclosures regarding the nature and cost of real estate settlements. The Real Estate Settlement Procedures Act also prohibits abusive practices that increase borrowers' costs, such as kickbacks and fee-splitting without providing settlement services.

Privacy. Under the Gramm-Leach-Bliley Act, all financial institutions are required to establish policies and procedures to restrict the sharing of non-public customer data with non-affiliated parties and to protect customer data from unauthorized access. In addition, the Fair Credit Reporting Act of 1971 includes many provisions concerning national credit reporting standards and permits consumers to opt out of information-sharing for marketing purposes among affiliated

Predatory lending. What is commonly referred to as predatory lending typically involves one or more of the following elements—making unaffordable loans based on a borrower's assets rather than the borrower's ability to repay an obligation, —inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced, or loan flipping, and—engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

The Home Ownership and Equity Protection Act of 1994 and implementing regulations adopted by the Federal Reserve require specified disclosures and extend additional protection to borrowers in closed-end consumer credit transactions, such as home repairs or renovation, that are secured by a mortgage on the borrower's primary residence. The disclosures and protections are applicable to "high cost" transactions with any of the following features – -interest rates for first lien mortgage loans more than eight percentage points above the yield on U.S. Treasury securities having a comparable maturity, -interest rates for subordinate lien mortgage loans more than 10 percentage points above the yield on U.S. Treasury securities having a comparable maturity, or -total points and fees paid in the credit transaction exceed the greater of either 8% of the loan amount or a specified dollar amount that is inflation-adjusted each year.

The Home Ownership and Equity Protection Act prohibits or restricts numerous credit practices, including loan flipping by the same lender or loan servicer within a year of the loan being refinanced. Lenders are presumed to have violated the law unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid. The Home Ownership and Equity Protection Act also governs so-called "reverse mortgages."

Overdraft protection practices. With amendment of Regulations E and DD, Federal Reserve rules regarding overdraft charges for debit card and ATM transactions became effective on July 1, 2010. The amendments do away with the automatic overdraft protection arrangements that had been in common use, instead requiring banks to notify and obtain the consent of customers before enrolling them in an overdraft protection plan. The amended rules restrict a bank's ability to charge fees for the payment of overdrafts for debit and ATM card transactions.

Monetary policy. The earnings of financial institutions are affected by the policies of regulatory authorities, including monetary policy of the Federal Reserve. An important function of the Federal Reserve is regulation of aggregate national credit and money supply, relying on measures such as open market transactions in securities, establishment of the discount rate on bank borrowings, and changes in reserve requirements against bank deposits. These methods are used in varying combinations to influence overall growth and distribution of financial institutions' loans, investments, and deposits, and they also affect interest rates charged on loans or paid on deposits. Monetary policy is influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance, and fiscal policies of the United States government. Federal Reserve Board monetary policy has had a significant effect on the operating results of financial institutions in the past and it will continue to influence operating results in the future.

Anti-money laundering and anti-terrorism legislation. The Bank Secrecy Act of 1970 requires financial institutions to maintain records and report transactions to prevent the financial institutions from being used to hide money derived from criminal activity and tax evasion. The Bank Secrecy Act establishes (a) record-keeping requirements to assist government enforcement agencies with tracing financial transactions and flow of funds, (b) reporting requirements for Suspicious Activity Reports and Currency Transaction Reports to assist government enforcement agencies with detecting patterns of criminal activity, (c) enforcement provisions authorizing criminal and civil penalties for illegal activities and violations of the Bank Secrecy Act and its implementing regulations, and (d) safe harbor provisions that protect financial institutions from civil liability for their cooperative efforts.

The Treasury's Office of Foreign Asset Control administers and enforces economic and trade sanctions against targeted foreign countries, entities, and individuals based on U.S. foreign policy and national security goals. As a result, financial institutions must scrutinize transactions to ensure that they do not represent obligations of or ownership interests in entities owned or controlled by sanctioned targets.

Signed into law on October 26, 2001, the USA PATRIOT Act of 2001 is omnibus legislation enhancing the powers of domestic law enforcement organizations to resist the international terrorist threat to United States security. Title III of the legislation, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, most directly affects the financial services industry, enhancing the Federal government's ability to fight money laundering through monitoring of currency transactions and suspicious financial activities. The Act has significant implications for depository institutions and other businesses involved in the transfer of money – -a financial institution must establish due diligence policies, procedures, and controls reasonably designed to detect and report money laundering through correspondent accounts and private banking accounts, -no bank may establish, maintain, administer, or manage a correspondent account in the United States for a foreign shell bank, -financial institutions must abide by Treasury Department regulations encouraging financial institutions, their regulatory authorities, and law enforcement authorities to share information about individuals, entities, and organizations engaged in or suspected of engaging in terrorist acts or money laundering activities, -financial institutions must follow Treasury Department regulations setting forth minimum standards regarding customer identification. These regulations require financial institutions to implement reasonable procedures for verifying the identity of any person seeking to open an account, maintain records of the information used to verify the person's identity, and consult lists of known or suspected terrorists and terrorist organizations provided to the financial institution by government agencies, -every financial institution must establish anti-money laundering programs, including the development of internal policies and procedures, designation of a compliance officer, employee training, and an independent audit function.

Recent initiatives. The economic upheaval that reached crisis proportions in the third and fourth quarters of 2008 and the resulting adverse impact on the national, regional, and local economies have not ended and might not end for some time. Legislation has been enacted and the Treasury Department, the Federal Reserve, and the FDIC have taken actions in the meantime to stabilize the financial industry, promote recovery, and prevent the recurrence of a similar crisis. The purpose of these legislative and regulatory initiatives is to stabilize U.S. financial markets. The legislative and regulatory actions already taken or that could be taken might not have the intended beneficial impact on the financial markets or the banking industry. We cannot assure you that these initiatives will improve economic conditions generally or the financial markets or financial services industry in particular. The failure of legislative and regulatory initiatives to stabilize the financial markets could materially adversely affect our access to the capital and credit markets, our business, our financial condition, our results of operations, and the market price of our common stock.

AVAILABLE INFORMATION

The Company files an annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports with the Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 Amended (the Exchange Act). The Company's website is www.cortland-banks.com. The Company makes available through its website, free of charge, the reports filed with the SEC, as soon as reasonably practicable after such material is electronically filed, or furnished to, the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The public may read and copy any materials filed with the Commission at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10:00 am to 3:00 pm. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

Item 1A. Risk Factors

Like all financial companies, the Company's business and results of operations are subject to a number of risks, many of which are outside of our control. In addition to the other information in this report, readers should carefully consider that the following important factors could materially impact our business and future results of operations.

Our business may be adversely affected by current conditions in the financial markets, the real estate market and economic conditions generally.

Negative developments in the capital markets in recent years resulted in uncertainty in the financial markets and an economic downturn. The housing market declined, resulting in decreasing home prices and increasing delinquencies and foreclosures. The credit performance of mortgage and construction loans resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. The declines in the performance and value of mortgage assets encompassed all mortgage and real estate asset types, leveraged bank loans and nearly all other asset classes, including equity securities. These write-downs have caused many financial institutions to seek additional capital or to merge with larger and stronger institutions. Some financial institutions have failed. Although some improvements in the U.S. economy have occurred, housing prices are still depressed and continue to decline in some markets and unemployment remains high compared to levels prior to the recession. Debt concerns in Europe have added to volatility in the capital markets and concerns over whether such improvements in the U.S. economy will continue. Moreover, the economy could be severely negatively affected by the failure of the United States Congress to raise the federal government's debt ceiling in time to avoid a default or agree on budget matters.

In addition to the increases in delinquencies and foreclosures on existing loans and the reductions in the value of collateral, the slowing of business activity and the high unemployment rates have had an adverse effect on loan demand from both businesses and consumers. A worsening of current conditions would likely adversely affect our business and results of operations, as well as those of our customers. As a result, we may experience increased foreclosures, delinquencies and customer bankruptcies, as well as decreased loan demand.

The enactment of new legislation and increased regulatory oversight may significantly affect our financial condition and results of operations.

The Federal Reserve Board, Congress, the Treasury, the FDIC and others have taken numerous actions to address the current liquidity and credit situation in the financial markets. These measures include actions to encourage loan restructuring and modification for homeowners; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; and coordinated efforts to address liquidity and other weaknesses in the banking sector. The long-term effect of actions already taken as well as new legislation is unknown. Continued or renewed instability in the financial markets could weaken public confidence in financial institutions and adversely affect our ability to attract and retain new customers.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. This law is significantly changing the regulation of financial institutions and the financial services industry. Because the Dodd-Frank Act requires various federal agencies to adopt a broad range of regulations with significant discretion, many of the details of the law and the effects they will have on our company will not be known for years.

Many of the provisions of the Dodd-Frank Act apply directly only to institutions much larger than ours, and some will affect only institutions with different charters than ours or institutions that engage in activities in which we do not engage. Among the changes to occur pursuant to the Dodd-Frank Act that can be expected to have an effect on our business are the following:

- the Dodd-Frank Act created a Consumer Financial Protection Bureau with broad powers to adopt and enforce consumer protection regulations;
- new capital regulations for bank holding companies will be adopted, which may impose stricter requirements, and any new trust preferred securities will no longer count toward Tier I capital;
- the federal law prohibition on the payment of interest on commercial demand deposit accounts was eliminated effective in July 2011;
- the standard maximum amount of deposit insurance per customer is permanently increased to $250,000, and non-interest bearing transaction accounts had unlimited insurance through December 31, 2012;
- the assessment base for determining deposit insurance premiums has been expanded to include liabilities other than just deposits; and
- new corporate governance requirements applicable generally to all public companies in all industries will require new compensation practices, including requiring companies to "claw back" incentive compensation under certain circumstances, to provide shareholders the opportunity to cast a non-binding vote on executive compensation, and to consider the independence of compensation advisers, and new executive compensation disclosure requirements.

New regulations pertaining to debit card fees were enacted by the Federal Reserve in October 2011. The new rules cap debit interchange fees for banks with more than $10 billion in assets. Although there is no cap for smaller banks, including the Bank, it is still unclear what other market changes may impact debit card fees as the debit cards with higher fees become less competitive, and larger banks take steps to recover income lost due to the caps on their debit card interchange fees.

In addition, the FDIC has issued guidance prescribing the order in which Banks may process customer debit items and imposing limits on the overdraft fees banks may charge. Currently, these limits only apply to banks governed by the FDIC but may eventually impact all banks. These limitations could negatively impact the Company's earnings.

Although it is impossible for us to predict at this time all the effects the Dodd-Frank Act will have on us and the rest of our industry, it is possible that our non-interest income could decrease, both our interest expense and our non-interest expense could increase, deposit insurance premiums could change, and steps may need to be taken to increase qualifying capital. We expect that our operating and compliance costs will increase and could adversely affect our financial condition and results of operations.

In addition to laws, regulations and actions directed at the operations of banks, proposals to reform the housing finance market consider winding down Fannie Mae and Freddie Mac, which could negatively affect our loan sales.

Adverse changes in the financial markets may adversely impact our results of operations.

The global financial markets have experienced increased volatility in recent years. While we generally invest in securities issued by U.S. government agencies and sponsored entities and U.S. state and local governments with limited credit risk, certain investment securities we hold possess higher credit risk since they represent beneficial interests in structured investments collateralized by residential mortgages, debt obligations and other similar asset-backed assets. Regardless of the level of credit risk, all investment securities are subject to changes in market value due to changing interest rates, implied credit spreads and credit ratings.

Over the last few years, structured investments, like our collateralized debt obligations, have been subject to significant market volatility due to the uncertainty of the credit ratings, deterioration in credit losses occurring within certain types of residential mortgages, changes in prepayments of the underlying collateral and the lack of transparency related to the investment structures and the collateral underlying the structured investment vehicles. These conditions have resulted in our recognizing impairment charges on certain investment securities during 2010 and 2009. Given recent market conditions and changing economic factors, we may be required to recognize additional impairment changes on securities held in our investment portfolio in the future.

We may be compelled to seek additional capital in the future but may not be able to access capital when needed.

Federal banking agencies have proposed extensive changes to their capital requirements, including raising required amounts and eliminating inclusion of certain instruments from the calculation of capital. The final form of such regulations and their impact on companies is unknown at this time but may require us to raise additional capital. We are required by regulatory authorities to maintain specified levels of capital. Should we experience significant loan losses, we may need additional capital. In addition, we may elect to raise additional capital to support our business, to finance acquisitions, if any, or for other purposes. Our ability to raise additional capital, if needed, will depend on our financial performance, conditions in the capital markets, economic conditions and a number of other factors, many of which are outside of our control. There can be no assurance, therefore, that we can raise additional capital at all or on terms acceptable to us. If we cannot raise additional capital when needed or desired, it may have a material adverse effect on our financial condition, results of operations and prospects.

A default by another larger financial institution could adversely affect financial markets generally.

The commercial soundness of many financial institutions may be closely interrelated as a result of relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This "systemic risk" may adversely affect our business.

Changes in national and local economic and political conditions could adversely affect our earnings, as our borrowers' ability to repay loans and the value of the collateral securing our loans decline and as loans and deposits decline.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or the value of the collateral securing loans will decrease. Conditions such as inflation, recession, unemployment, changes in interest rates and money supply and other factors beyond our control may adversely affect the ability of our borrowers to repay their loans and the value of collateral securing the loans, which could adversely affect our earnings. Because we have a significant amount of real estate loans, a decline in the value of real estate could have a material adverse effect on us. As of December 31, 2012, 81% of our loan portfolio consisted of commercial, commercial real estate, real estate construction and installment, all of which are generally viewed as having more risk of default than residential real estate loans and all of which, with the exception of installment loans, are typically larger than residential real estate loans. Residential real estate loans held in the portfolio are typically originated using conservative underwriting standards that does not include sub-prime lending. We attempt to manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. Economic and political changes could also adversely affect our deposits and loan demand, which could adversely affect our earnings and financial condition. Since substantially all of our loans are to individuals and businesses in Ohio, any decline in the economy of this market area could have a materially adverse effect on our credit risk and on our deposit and loan levels.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations depend substantially on our net interest income, which is the difference between (i) the interest earned on loans, securities and other interest-earning assets and (ii) the interest paid on deposits and borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, inflation, recession, unemployment, money supply and the policies of various governmental and regulatory authorities. If the interest we pay on deposits and other borrowings increases at a faster rate than the interest we receive on loans and other investments, our net interest income and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest we receive on loans and other investments falls more quickly than the interest we pay on deposits and borrowings. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk.

Increases in interest rates also can affect the value of loans and other assets, including our ability to realize gains on the sale of assets. We originate loans for sale and for our portfolio. Increasing interest rates may reduce the origination of loans for sale and consequently the fee income we earn on such sales. Further, increasing interest rates may adversely affect the ability of borrowers to pay the principal or interest on loans and leases, resulting in an increase in non-performing assets and a reduction of income recognized.

Increases in FDIC insurance premiums may have a material adverse effect on our earnings.

During the last few years, there have been higher levels of bank failures, which dramatically increased resolution costs of the FDIC and depleted the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC increased assessment rates of insured institutions uniformly by 7 basis points (7 cents for every $100 of deposits) for 2009 and 2010. Additional changes were also made to require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

The Emergency Economic Stabilization Act of 2008 (the EESA) instituted two temporary programs to further insure customer deposits at FDIC-member banks: deposit accounts became insured up to $250,000 per customer (up from $100,000) and noninterest bearing transactional accounts became fully insured (unlimited coverage).

Since then, the Dodd-Frank Act made the increase in the standard maximum insurance amount permanent, and the unlimited coverage of non-interest bearing transactions accounts had been extended until December 31, 2012. This unlimited coverage was not extended.

The FDIC also adopted a rule that imposed a special assessment for the second quarter of 2009 and adopted a rule requiring insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. An institution's assessment for 2011 and 2012 was increased by 3 basis points.

Effective April 1, 2011, the assessment base was changed from total domestic deposits to average total assets minus average tangible equity. The new regulations also changed the assessment for larger institutions and the assessment rate schedules.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional financial institution failures, we may be required to pay higher FDIC premiums. Increases in FDIC insurance premiums may materially adversely affect our results of operations and our ability to continue to pay dividends on our common shares at the current rate or at all.

Our allowance for loan losses may be insufficient.

We maintain an allowance for loan losses to provide for probable loan losses based on management's quarterly analysis of the loan portfolio. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make significant estimates that affect the financial statements. One of our most critical estimates is the level of the allowance for loan losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not be required to charge earnings for significant unexpected loan losses. For more information on the sensitivity of these estimates, refer to the discussion of our "Critical Accounting Policies" in this report.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses within the loan portfolio. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by customers and counterparties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, we may assume that the customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We may also rely on the audit report covering those financial statements. Our financial condition, results of operations and cash flows could be negatively impacted to the extent that we rely on financial statements that do not comply with GAAP or on financial statements and other financial information that are materially misleading.

Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions could have a material adverse impact on our financial condition and results of operations. In addition, federal and state regulators periodically review our allowance for loan losses as part of their examination process and may require management to increase the allowance or recognize further loan charge-offs based on judgments different than those of management. Any increase in the provision for loan losses would decrease our pretax and net income.

If we foreclose on collateral property and own the underlying real estate, we may be subject to the increased costs associated with the ownership of real property, resulting in reduced revenues.

We may have to foreclose on collateral property to protect our investment and may thereafter own and operate such property, in which case we will be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to: (i) general or local economic conditions; (ii) neighborhood values; (iii) interest rates; (iv) real estate tax rates; (v) operating expenses of the mortgaged properties; (vi) supply of and demand for rental units or properties; (vii) ability to obtain and maintain adequate occupancy of the properties; (viii) zoning laws; (ix) governmental rules, regulations and fiscal policies; and (x) acts of God. Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating a real property may exceed the rental income earned from such property, and we may have to advance funds in order to protect our investment, or we may be required to dispose of the real property at a loss. The foregoing expenditures and costs could adversely affect our ability to generate revenues, resulting in reduced levels of profitability.

Environmental liability associated with commercial lending could have a material adverse effect on our business, financial condition and results of operations.

In the course of our business, we may acquire, through foreclosure, commercial properties securing loans that are in default. There is a risk that hazardous substances could be discovered on those properties. In this event, we could be required to remove the substances from and remediate the properties at our cost and expense. The cost of removal and environmental remediation could be substantial. We may not have adequate remedies against the owners of the properties or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on our financial condition and results of operation.

The loss of key members of our senior management team could adversely affect our business.

We believe that our success depends largely on the efforts and abilities of our senior management. Their experience and industry contacts significantly benefit us. In addition, our success depends in part upon senior management's ability to implement our business strategy. The competition for qualified personnel in the financial services industry is intense, and the loss of services of any of our senior executive officers or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel.

Loss of key employees may disrupt relationships with certain customers.

Our business is primarily relationship-driven in that many of our key employees have extensive customer relationships. Loss of a key employee with such customer relationships may lead to the loss of business if the customers were to follow that employee to a competitor. While we believe our relationships with our key producers is good, we cannot guarantee that all of our key personnel will remain with our organization. Loss of such key personnel, should they enter into an employment relationship with one of our competitors, could result in the loss of some of our customers.

We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.

In our market area, we encounter significant competition from other banks, savings and loan associations, credit unions, mortgage banking firms, securities brokerage firms, asset management firms and insurance companies. The increasingly competitive environment is a result primarily of changes in regulation and the accelerating pace of consolidation among financial service providers. The Company is smaller than many of our competitors. Many of our competitors have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide.

Our ability to pay cash dividends is limited.

We are dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on our common shares. The payment of dividends by us and our subsidiaries is subject to certain regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors. Although our financial earnings and financial condition have allowed us to declare and pay periodic cash dividends to our shareholders, there can be no assurance that our dividend policy or size of dividend distribution will continue in the future.

The preparation of financial statements requires management to make estimates about matters that are inherently uncertain.

Management's accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management's judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. One of the most critical estimates is the level of the allowance of loan losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the provided allowance.

Material breaches in security of our systems or those of third-party service providers may have a significant effect on our business.

We collect, process and store sensitive consumer data by utilizing computer systems and telecommunications networks operated by both us and third-party service providers. We have security and backup and recovery systems in place, as well as a business continuity plan, to ensure the computer systems will not be inoperable, to the extent possible. We also have implemented security controls to prevent unauthorized access to the computer systems and requires its third-party service providers to maintain similar controls. However, management cannot be certain that these measures will be successful. A security breach of the computer systems and loss of confidential information, such as customer account numbers and related information, could result in a loss of customers' confidence and, thus, loss of business.

The Bank's necessary dependence upon automated systems to record and process the bank's transaction volumes poses the risk that technical system flaws or employee errors, tampering or manipulation of those systems will result in losses and may be difficult to detect. The company's subsidiary bank may also be subject to disruptions of the operating system arising from events that are beyond the bank's control (for example, computer viruses, cyber attacks preventing customer access or electrical or telecommunications outages). The Bank is further exposed to the risk that the third-party service providers may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors as the Bank). These disruptions may interfere with service to the Bank's customers and result in a financial loss or liability.

Trading in our common shares is very limited, which may adversely affect the time and the price at which you can sell your Company common shares.

Although the common shares of the Company are quoted on the OTC Market, trading in the Company's common shares is not active, and the spread between the bid and the asked price is often wide. As a result, you may not be able to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. The price at which you may be able to sell your common shares may be significantly lower than the price at which you could buy the Company's common shares at that time.

Our organizational documents may have the effect of discouraging a third party from acquiring us.

Our articles of incorporation and code of regulations contain provisions, including a staggered board of directors and a supermajority vote requirement, that make it more difficult for a third party to gain control or acquire us without the consent of the board of directors. These provisions could also discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions.

Future expansion may adversely affect our financial condition and results of operations.

We may acquire other financial institutions or parts of institutions in the future and may open new branches. We also may consider and enter into new lines of business or offer new products or services. Expansions of our business involve a number of expenses and risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions;
- the potential inaccuracy of estimates and judgments used to evaluate credit, operations, management and market risk with respect to the target institutions;
- the time and costs of evaluating new markets, hiring local management and opening new offices, and the delay between commencing these activities and the generation of profits from the expansion;
- our ability to finance an acquisition or other expansion and the possible dilution to our existing shareholders;
- the diversion of management's attention to the negotiation of a transaction and the integration of the operations and personnel of the combining businesses;
- entry into unfamiliar markets;
- the introduction of new products and services into our existing business;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and
- the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance that such expansion will result in the levels of profits we expect. Neither can we assure that integration efforts for any future acquisitions will be successful. We may issue equity securities in connection with acquisitions, which could dilute the economic and voting interests of our existing shareholders.

Changes in accounting standards could materially impact the Company's consolidated financial statements.

The Company's accounting policies and methods are fundamental to how our financial condition and results of operations are recorded and reported. The accounting standard setters, including the Financial Accounting Standards Board, the SEC, and other regulatory bodies, from time to time may change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes can be hard to predict and can materially impact how the Company records and reports financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings. Management may be required to make difficult, subjective, or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions.

The Company undertakes no obligation and disclaims any intention to publish revised information or updates to forward-looking statements contained in the above risk factors or in any other statement made at any time by any director, officer, employee or other representative of the Company unless and until any such revisions or updates are required to be disclosed by applicable securities laws or regulations.

Changes in tax laws could adversely affect our performance.

We are subject to extensive federal, state and local taxes, including income, excise, sales/use, payroll, franchise, withholding and ad valorem taxes. Changes to our taxes could have a material adverse effect on our results of operations. In addition, our customers are subject to a wide variety of federal, state and local taxes. Changes in taxes paid by our customers may adversely affect their ability to purchase homes or consumer products, which could adversely affect their demand for our loans and deposit products. In addition, such negative effects on our customers could result in defaults on the loans we have made and decrease the value of mortgage-backed securities in which we have invested.

The effect of changes to the healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.

We offer healthcare coverage to our eligible employees with part of the cost subsidized by the Company. With recent changes to the healthcare laws in the United States becoming effective in 2014, more of our employees may choose to participate in our health insurance plans, which could increase our costs for such coverage and material adversely impact our costs of operations.

The expiration of unlimited FDIC insurance coverage of non-interest bearing transaction accounts effective December 31, 2012, may have an adverse effect on our liquidity and cost of funds.

The Dodd-Frank Act provided for unlimited FDIC insurance coverage of non-interest bearing transaction accounts through December 31, 2012. The end of such insurance may cause us to lose certain large deposits or may result in our needing to pledge additional securities to secure public funds deposits, which could have a material adverse effect on our liquidity. In order to ensure adequate liquidity, we may need to raise rates we pay on deposits, resulting in a decrease in profitability.

Item 1B. Unresolved Staff Comments—Not applicable to the Company because it is a smaller reporting company.

Item 2. Properties

The Company owns no property. Its operations are conducted at 194 West Main Street, Cortland, Ohio.

The Bank's business is conducted at a total of thirteen offices, including:

BOARDMAN Victor Hills Plaza 6538 South Avenue Boardman, Ohio 44512 330-629-9151	HUBBARD 890 West Liberty Street Hubbard, Ohio 44425 330-534-2265	VIENNA 4434 Warren-Sharon Road Vienna, Ohio 44473 330-394-1438
BRISTOL 6090 State Route 45 Bristolville, Ohio 44402 330-889-3062	MANTUA 11661 State Route 44 Mantua, Ohio 44255 330-274-3111	WARREN 2935 Elm Road Warren, Ohio 44483 330-372-1520
BROOKFIELD 7202 Warren-Sharon Road Brookfield, Ohio 44403 330-448-6814	MIDDLEFIELD 15561 West High Street Middlefield, Ohio 44062 440-632-0099	WILLIAMSFIELD 5917 U.S. Route 322 Williamsfield, Ohio 44093 440-293-7502
CORTLAND 194 West Main Street Cortland, Ohio 44410 330-637-8040	NILES PARK PLAZA 815 Youngstown-Warren Road Suite 1 Niles, Ohio 44446 330-652-8700	WINDHAM 8950 Maple Grove Road Windham, Ohio 44288 330-326-2340
	NORTH LIMA 9001 Market Street North Lima, Ohio 44452 330-758-5884	

The Bank's main and administrative office is located at 194 West Main Street, Cortland, Ohio. The Hubbard, Niles Park Plaza, Boardman and Middlefield offices are leased, while all of the other offices are owned by Cortland Banks.

Item 3. Legal Proceedings

The Bank is involved from time to time in legal actions arising in the ordinary course of the Bank's business. In the opinion of management, the outcomes from such legal proceedings, either individually or in the aggregate, are not expected to have any material effect on the Company.

Item 4. Mine Safety Disclosures—Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchase of Equity Securities

The following is information regarding market information, holders and dividends.

The Company files quarterly reports on Form 10-Q, an annual report on Form 10-K, current reports on Form 8-K, and proxy statements, as well as any amendments to those reports and statements, with the SEC pursuant to section 13(a) or (15)d of the Exchange Act. In 2013, the Company's quarterly reports will be filed within 45 days of the end of each quarter, and the Company's annual report will be filed within 90 days of the end of the year. Any person may access these reports and statements free of charge, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC, by visiting our web site at www.cortland-banks.com or by writing to:

Deborah L. Eazor
Cortland Bancorp
194 West Main Street
Cortland, Ohio 44410

The SEC also maintains a website at www.sec.gov where our filings and other information may be obtained free of charge.

The Company's common shares trade on the OTC Market under the symbol CLDB. The following brokerage firm is known to be relatively active in trading the Company's common shares:

Boenning & Scattergood
9916 Brewster Lane
Powell, OH 43065
Telephone: 866-326-8113

The following table shows the prices at which the common shares of the Company have actually been purchased and sold in market transactions and the dividends declared during the periods indicated. The range of market prices is compiled from data available through Yahoo Finance, Historical Prices. As of March 22, 2013, the Company has approximately 1,526 shareholders of record.

	Price Per Share			Cash Dividends Declared Per Share
	High	Low	Close	
2012				
Fourth Quarter	**$10.49**	**$9.60**	**$ 9.70**	**$0.03**
Third Quarter	**10.25**	**9.40**	**9.65**	**—**
Second Quarter	**10.01**	**7.95**	**10.00**	**—**
First Quarter	**8.25**	**6.60**	**7.95**	**—**
2011				
Fourth Quarter	$ 7.60	$6.50	$ 6.80	$ —
Third Quarter	7.55	7.01	7.36	—
Second Quarter	7.90	5.91	7.15	—
First Quarter	6.25	5.30	6.00	—
2010				
Fourth Quarter	$ 5.65	$5.01	$ 5.30	$ —
Third Quarter	5.25	4.55	5.11	—
Second Quarter	6.35	4.51	4.80	—
First Quarter	6.12	4.10	5.00	—

For current share prices, please access our website at www.cortland-banks.com.

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends in 2013 is $7.1 million plus 2013 profits retained up to the date of the dividend declaration.

For the convenience of shareholders, the Company has established a plan whereby shareholders may have their dividends automatically reinvested in the common shares of the Company. Participation in the plan is completely voluntary and shareholders may withdraw at any time.

Shareholder and General Inquiries

Cortland Bancorp
194 West Main Street
Cortland, Ohio 44410
(330) 637-8040
Attention: Deborah L. Eazor
Vice President
DLEazor@cortland-banks.com

Transfer Agent

IST Shareholder Services
433 S. Carlton Avenue
Wheaton, Illinois 60187
(630) 480-0393

Please contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailings, transferring shares or replacing lost, stolen or destroyed share certificates. Other questions regarding your status as a shareholder of the Company may be addressed to the Company at the address above.

The Company did not repurchase any of its common shares during 2012, 2011 and 2010.

Item 6. Selected Financial Data

(In thousands of dollars, except for ratios and per share amounts)

	Years Ended December 31,				
	2012	2011	2010	2009	2008
SUMMARY OF OPERATIONS					
Total interest income	**$ 21,015**	$ 21,110	$ 21,872	$ 23,623	$ 27,559
Total interest expense	**4,071**	4,732	6,367	9,234	12,177
Net interest income (NII)	**16,944**	16,378	15,505	14,389	15,382
Provision for loan losses	**3,020**	1,196	505	427	1,785
NII after loss provision	**13,924**	15,182	15,000	13,962	13,597
Security (losses) gains including impairment losses	**(157)**	680	(1,694)	(14,070)	(1,112)
Mortgage banking gains	**1,772**	162	236	265	30
Other income	**2,704**	2,716	2,791	3,001	2,941
Total non-interest income	**4,319**	3,558	1,333	(10,804)	1,859
Total non-interest expenses	**15,488**	13,475	12,441	13,648	12,815
Income (loss) before (benefit) tax expense	**2,755**	5,265	3,892	(10,490)	2,641
Federal income tax (benefit) expense	**(158)**	1,193	621	(4,155)	288
Net Income (loss)	**$ 2,913**	$ 4,072	$ 3,271	$ (6,335)	$ 2,353
PER COMMON SHARE DATA (1)					
Net income (loss), both basic and diluted	**$ 0.64**	$ 0.90	$ 0.72	$ (1.40)	$ 0.52
Cash dividends declared per share	**0.03**	—	—	—	0.86
Book value	**10.93**	10.10	9.25	8.16	8.01
BALANCE SHEET DATA					
Assets	**$582,240**	$519,830	$500,273	$497,299	$493,365
Investments	**184,646**	185,916	188,458	171,924	191,754
Loans held for sale	**24,756**	947	262	—	236
Loans	**317,282**	289,096	265,179	248,248	245,781
Allowance for loan losses	**3,825**	3,058	2,501	2,437	2,470
Deposits	**476,901**	422,765	391,509	387,495	379,953
Borrowings	**46,051**	42,273	57,901	63,366	68,148
Subordinated debt	**5,155**	5,155	5,155	5,155	5,155
Shareholders' equity	**49,452**	45,719	41,852	36,908	36,028
AVERAGE BALANCES					
Assets	**$528,075**	$493,728	$486,588	$498,250	$488,371
Investments	**183,514**	186,872	191,546	176,524	223,077
Loans	**287,723**	260,755	237,251	238,087	222,377
Loans held for sale	**13,311**	325	373	203	63
Deposits	**424,337**	395,561	378,242	383,858	361,922
Borrowings	**44,054**	43,734	58,317	68,307	70,961
Subordinated debt	**5,155**	5,155	5,155	5,155	5,155
Shareholders' equity	**48,598**	44,589	39,480	36,073	45,119
ASSET QUALITY RATIOS					
Loan charge-offs	**$ (2,415)**	$ (832)	$ (616)	$ (620)	$ (1,100)
Recoveries on loans	**162**	193	175	160	164
Net charge-offs	**$ (2,253)**	$ (639)	$ (441)	$ (460)	$ (936)
Net charge-offs as a percentage of average total loans	**0.78%**	0.25%	0.19%	0.19%	0.42%
Loans 30+ days delinquent as a percentage of total loans	**1.02%**	1.40%	1.38%	0.80%	0.57%
Nonperforming loans	**$ 5,668**	$ 4,714	$ 3,858	$ 2,034	$ 1,290
Nonperforming securities	**674**	1,542	3,767	2,154	—
Other real estate owned	**145**	437	848	687	809
Total nonperforming assets	**$ 6,487**	$ 6,693	$ 8,473	$ 4,875	$ 2,099
Allowance for loan losses as a percentage of non- performing loans	**67.48%**	64.87%	64.83%	119.81%	191.47%
Nonperforming assets as a percentage of:					
Total assets	**1.11%**	1.29%	1.69%	0.98%	0.43%
Equity plus allowance for loan losses	**12.16**	13.70	19.07	12.37	5.45
Tier I capital	**12.01**	12.94	18.11	10.59	4.03
FINANCIAL RATIOS					
Return on average equity	**5.99%**	9.13%	8.29%	(17.56)%	5.22%
Return on average assets	**0.55**	0.82	0.67	(1.27)	0.48
Effective tax rate	**(5.74)**	22.66	15.96	39.61	10.90
Average equity-to-average asset ratio	**9.20**	9.03	8.11	7.24	9.24
Tangible equity ratio	**10.24**	10.47	9.59	9.09	10.58
Cash dividend payout ratio	**4.69**	—	—	—	165.38

(1) Basic and diluted earnings per common share are based on weighted average shares outstanding adjusted retroactively for stock dividends. Cash dividends per common share are based on actual cash dividends declared, adjusted retroactively for the stock dividends. Book value per common share is based on shares outstanding at each period, adjusted retroactively for the stock dividends.

For more information see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8, Financial Statements and Supplementary Data.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following schedules show average balances of interest-earning and non interest-earning assets and liabilities, and shareholders' equity for the years indicated. Also shown are the related amounts of interest earned or paid and the related average yields or interest rates paid for the years indicated. The averages are based on daily balances.

(Fully taxable equivalent basis in thousands of dollars)

	2012			2011			2010		
	Average Balance Outstanding	Interest Earned or Paid	Yield or Rate	Average Balance Outstanding	Interest Earned or Paid	Yield or Rate	Average Balance Outstanding	Interest Earned or Paid	Yield or Rate
Interest-earning assets:									
Interest-earning deposits and other earning assets	**$ 10,369**	**$ 31**	**0.29%**	$ 12,738	$ 51	0.40%	$ 24,898	$ 92	0.36%
Investment securities (Note 1, 2, 3, 4):									
U.S. Treasury and other U.S. Government agencies and corporations	**14,609**	**346**	**2.37%**	27,590	808	2.93%	34,610	1,228	3.55%
U.S. Government mortgage-backed pass through certificates	**108,881**	**2,414**	**2.22%**	101,347	3,141	3.10%	98,657	3,824	3.88%
States of the U.S. and political subdivisions – taxable	**663**	**21**	**3.17%**	—	—	0.00%	—	—	0.00%
States of the U.S. and political subdivisions – nontaxable	**39,697**	**2,118**	**5.34%**	36,534	2,118	5.80%	34,687	2,250	6.49%
Other securities	**19,664**	**532**	**2.70%**	21,401	424	1.98%	23,592	505	2.14%
TOTAL INVESTMENT SECURITIES	**183,514**	**5,431**	**2.96%**	186,872	6,491	3.47%	191,546	7,807	4.08%
Loans (Note 1, 2, 3, 4)	**301,034**	**16,306**	**5.42%**	261,080	15,314	5.87%	237,624	14,765	6.21%
TOTAL INTEREST-EARNING ASSETS	**494,917**	**$21,768**	**4.40%**	460,690	$21,856	4.74%	454,068	$22,664	4.99%
Noninterest-earning assets:									
Cash and due from banks	**7,862**			7,175			6,570		
Premises and equipment	**6,524**			6,612			6,918		
Other	**18,772**			19,251			19,032		
TOTAL ASSETS	**$528,075**			$493,728			$486,588		
Interest-bearing liabilities:									
Deposits:									
Interest-bearing demand deposits	**$ 83,129**	**$ 151**	**0.18%**	$ 73,809	$ 176	0.24%	$ 69,295	$ 256	0.37%
Savings	**107,147**	**106**	**0.10%**	94,160	141	0.15%	89,049	212	0.24%
Time	**156,527**	**2,441**	**1.56%**	161,280	2,976	1.85%	158,578	3,611	2.28%
TOTAL INTEREST-BEARING DEPOSITS	**346,803**	**2,698**	**0.78%**	329,249	3,293	1.00%	316,922	4,079	1.29%
Borrowings:									
Securities sold under agreement to repurchase	**4,559**	**5**	**0.11%**	5,236	5	0.10%	6,924	10	0.14%
Subordinated debt	**5,155**	**100**	**1.94%**	5,155	92	1.79%	5,155	93	1.81%
Other borrowings under one year	**6,575**	**79**	**1.20%**	6,458	95	1.47%	17,134	847	4.94%
Other borrowings one year and over	**32,920**	**1,189**	**3.61%**	32,040	1,247	3.89%	34,259	1,338	3.91%
TOTAL BORROWINGS	**49,209**	**1,373**	**2.79%**	48,889	1,439	2.94%	63,472	2,288	3.60%
TOTAL INTEREST-BEARING LIABILITIES	**396,012**	**$ 4,071**	**1.03%**	378,138	$ 4,732	1.25%	380,394	$ 6,367	1.67%
Non interest-bearing liabilities:									
Demand deposits	**77,534**			66,312			61,320		
Other liabilities	**5,931**			4,689			5,394		
Shareholders' equity	**48,598**			44,589			39,480		
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	**$528,075**			$493,728			$486,588		
Net interest income		**$17,697**			$17,124			$16,297	
Net interest rate spread (Note 5)			**3.37%**			3.49%			3.32%
Net interest margin (Note 6)			**3.58%**			3.72%			3.59%

Note 1— Includes both taxable and tax exempt securities and loans.

Note 2— The amounts are presented on a fully taxable equivalent basis using the statutory tax rate of 34%, and have been adjusted to reflect the effect of disallowed interest expense related to carrying tax-exempt assets. The tax equivalent income adjustment for loans and investments is $46,000 and $707,000 for 2012, $50,000 and $696,000 for 2011 and $59,000 and $733,000 for 2010, respectively.

Note 3— Average balance outstanding includes the average amount outstanding of all non-accrual investment securities and loans. Investment securities consist of average total principal adjusted for amortization of premium and accretion of discount and include both taxable and tax-exempt securities. Loans consist of average total loans, including loans held for sale, less average unearned income.

Note 4— Interest earned on loans includes net loan fees of $336,000 in 2012, $295,000 in 2011 and $264,000 in 2010.

Note 5— Net interest rate spread represents the difference between the yield on earning assets and the rate paid on interest-bearing liabilities.

Note 6— Net interest margin is calculated by dividing the net interest income by total interest-earning assets.

FINANCIAL REVIEW

The following is management's discussion and analysis of the financial condition and results of operations of the Company. The discussion should be read in conjunction with the Consolidated Financial Statements and related notes and summary financial information included elsewhere in this annual report.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. In addition to historical information, certain information included in this discussion and other materials filed or to be filed by the Company with the SEC (as well as information included in oral statements or other written statements made or to be made by the Company) may contain forward-looking statements that involve risks and uncertainties. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or similar terminology identify forward-looking statements. These statements reflect management's beliefs and assumptions, and are based on information currently available to management.

Economic circumstances, the Company's operations and actual results could differ significantly from those discussed in any forward-looking statements. Some of the factors that could cause or contribute to such differences are changes in the economy and interest rates either nationally or in the Company's market area, including the impact of the impairment of securities; political actions, including failure of the United States Congress to raise the federal debt ceiling or the imposition of changes in the federal budget; changes in customer preferences and consumer behavior; increased competitive pressures or changes in either the nature or composition of competitors; changes in the legal and regulatory environment; changes in factors influencing liquidity, such as expectations regarding the rate of inflation or deflation, currency exchange rates, and other factors influencing market volatility; changes in assumptions underlying the establishment of reserves for possible loan losses, reserves for repurchase of mortgage loans sold and other estimates; changes in operations of CSB Mortgage Company as a result of the activity in the residential real estate market; and risks associated with other global economic, political and financial factors.

While actual results may differ significantly from the results discussed in the forward-looking statements, the Company undertakes no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operation are based upon the Consolidated Financial Statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company's consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Certain accounting policies involve significant judgments and assumptions by management which has a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.

Management believes the following are critical accounting policies that require the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Accounting for the Allowance for Loan Losses

The determination of the allowance for loan losses and the resulting amount of the provision for loan losses charged to operations reflects management's current judgment about the credit quality of the loan portfolio and takes into consideration changes in lending policies and procedures, changes in economic and business conditions, changes in the nature and volume of the portfolio and, in the terms of loans, changes in the experience, ability and depth of lending management, changes in the volume and severity of past due, non-accrual and adversely classified or graded loans, changes in the quality of the loan review system, changes in the value of underlying collateral for collateral-dependent loans, the existence and effect of any concentrations of credit and the effect of competition, legal and regulatory requirements and other external factors. The nature of the process by which we determine the appropriate allowance for loan losses requires the exercise of considerable judgment. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond our control, including the performance of the loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. The allowance is increased by the provision for loan losses and decreased by charge-offs when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. A weakening of the economy or other factors that adversely affect asset quality could result in an increase in the number of delinquencies, bankruptcies or defaults and a higher level of non-performing assets, net charge offs, and provision for loan losses in future periods.

The Company's allowance for loan losses methodology consists of three elements: (i) specific valuation allowances based on probable losses on specific loans; (ii) valuation allowances based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) general valuation allowances based on general economic conditions and other qualitative risk factors both internal and external to the Company. These elements support the basis for determining allocations between the various loan categories and the overall adequacy of our allowance to provide for probable losses inherent in the loan portfolio.

With these methodologies, a general allowance is established for each loan type based on historical losses for each loan type in the portfolio. Additionally, management allocates a specific allowance for "Impaired Credits," which is based on current information and events, it is probable the Company will not collect all amounts due according to the original contractual terms of the loan agreement. The level of the general allowance is established to provide coverage for management's estimate of the credit risk in the loan portfolio by various loan segments not covered by the specific allowance. Additional information regarding allowance for credit losses can be found in Item 8, Note 3 to the Consolidated Financial Statements and in this Management's Discussion and Analysis.

Investment Securities and Impairment

The classification and accounting for investment securities is discussed in detail in Item 8, Notes 1 and 2 to the Consolidated Financial Statements. Investment securities must be classified as held-to-maturity, available-for-sale, or trading. The appropriate classification is based partially on the Company's ability to hold the securities to maturity and largely on management's intentions, if any, with respect to either holding or selling the securities. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Unrealized gains and losses on trading securities, if any, flow directly through earnings during the periods in which they arise, whereas available-for-sale securities are recorded as a separate component of shareholders' equity (accumulated other comprehensive income or loss) and do not affect earnings until realized. The fair values of the Company's investment securities are generally determined by reference to quoted market prices and reliable independent sources. At each reporting date, the Company assesses whether there is an "other-than-temporary" impairment to the Company's investment securities. Such impairment must be recognized in current earnings rather than in other comprehensive income (loss).

The Company reviews investment debt securities on an ongoing basis for the presence of other-than-temporary impairment (OTTI) with formal reviews performed quarterly. OTTI losses on individual investment securities were recognized during 2012 and 2011 in accordance with FASB ASC topic 320, *Investments—Debt and Equity Securities*. The purpose of this ASC is to provide greater clarity to investors about the credit and noncredit component of an OTTI event and to communicate more effectively when an OTTI event has occurred. This ASC amends the OTTI guidance in GAAP for debt securities, improves the presentation and disclosure of OTTI on investment securities and changes the calculation of the OTTI recognized in earnings in the financial statements. This ASC does not amend existing recognition and measurement guidance related to OTTI of equity securities.

For debt securities, ASC topic 320 requires an entity to assess whether it has the intent to sell the debt security or it is more-likely-than-not that it will be required to sell the debt security before its anticipated recovery. If either of these conditions is met, an OTTI on the security must be recognized.

In instances in which a determination is made that a credit loss (defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis) exists but the entity does not intend to sell the debt security and it is not more-likely-than-not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis (i.e., the amortized cost basis less any current-period credit loss), ASC topic 320 changes the presentation and amount of the OTTI recognized in the income statement.

In these instances, the impairment is separated into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The amount of the total OTTI related to the credit loss is recognized in earnings. The amount of the total impairment related to all other factors is recognized in other comprehensive income (loss). The total OTTI is presented in the income statement with an offset for the amount of the total OTTI that is recognized in other comprehensive income (loss). In determining the amount of impairment related to credit loss, the Company uses a third party discounted cash flow model, several inputs for which require estimation and judgment. Among these inputs are projected deferral and default rates and estimated recovery rates. Realization of events different than that projected could result in a large variance in the values of the securities.

Additional information regarding investment securities can be found in Item 8, Notes 2 and 11 to the Consolidated Financial Statements and further more in this Management's Discussion and Analysis.

Income Taxes

The provision for income taxes is based on income reported for financial statement purposes and differs from the amount of taxes currently payable, since certain income and expense items are reported for financial statement purposes in different periods than those for tax reporting purposes. Taxes are discussed in more detail in Item 8,

Note 10 to the Consolidated Financial Statements. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of our tax position.

The Company accounts for income taxes using the asset and liability approach, the objective of which is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and tax basis of our assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. We conduct periodic assessments of deferred tax assets to determine if it is more-likely-than-not that they will be realized. In making these assessments, we consider taxable income in prior periods, projected future taxable income, potential tax planning strategies and projected future reversals of deferred tax items. These assessments involve a certain degree of subjectivity which may change significantly depending on the related circumstances.

CORPORATE PROFILE

The Company is a bank holding company headquartered in Cortland, Ohio whose principle activity is to manage, supervise and otherwise serve as a source of strength to the Bank.

Cortland Banks, with total assets of approximately $582.2 million at December 31, 2012, is a state chartered bank engaged in commercial and retail banking services. The Bank offers a full range of financial services to its local communities with an ongoing strategic focus on commercial banking relationships.

CSB is a wholly-owned subsidiary of Cortland Banks, and functions as the originator of wholesale mortgage loans and the seller of company-wide mortgage loans in the secondary mortgage market. Historically, the mortgage banking business is both cyclical and seasonal. The cyclical nature of its business is influenced by, among other things, the levels of and trends in mortgage interest rates, national and local economic conditions and consumer confidence in the economy. Nationally, the mortgage banking industry reports the lowest levels of quarterly loan closings during the first quarter of the year, and management expects that seasonality to characterize the operations of CSB.

Residential mortgage loans closed by the Bank and CSB are underwritten in accordance with guidelines established by government-sponsored entities.

The Bank's results of operations depend primarily on net interest income, which, in part, is a direct result of the market interest rate environment. Net interest income is the difference between the interest income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by the shape of the market yield curve, the repricing of interest-earning assets and interest-bearing liabilities and the prepayment rate of mortgage-related assets. Results of operations may be affected significantly by general and local economic conditions, particularly those with respect to changes in market interest rates, credit quality, governmental policies and actions of regulatory authority.

2012 OVERVIEW

Net income for 2012 was $2.9 million, or $0.64 per share, representing a decrease of $0.26 from the $0.90 per share in 2011.

Amid more rigorous regulatory standards and an uncertain economy, the Company continues to follow its core strategic direction. Operating results reflect its commitment to growing loans and deposits in the markets in which it operates and in producing consistent positive earnings.

The Company's financial results for 2012 were affected by these notable specific factors:

- Core earnings for the year, which exclude non-recurring items such as impairment loss and gain on securities sales, were $2.8 million compared to $4.0 million for 2011, a decrease of 29.2%, mainly attributed to an increase in provision for loan losses.
- The Company's recognition of pre-tax OTTI losses on investment securities fell in 2012 to $171,000 versus $202,000 in 2011.
- Net interest margin for the full year 2012 was 3.58%, or 14 basis points lower than the 3.72% in 2011. The Company continues to optimally manage its balance sheet in this historically low interest rate environment.
- Despite less than favorable economic conditions over the past several years, the Company has been able to grow its loan portfolio without experiencing any substantive deterioration in credit quality. Nonaccrual loans declined to $3.0 million at December 31, 2012, or 0.94% of loans, versus $3.6 million, or 1.23% of loans at December 31, 2011 and the Company's allowance for loan losses covers 128.7% of nonaccrual loans at December 31, 2012. Annual net loan charge-offs were 0.78% of average loans in 2012 and 0.24% for 2011. The allowance for loan loss to total loans ratio was 1.21% at December 31, 2012 versus 1.06% a year ago.
- In 2012, the provision for loan losses was $3.0 million with charge-offs of $2.3 million, while 2011 was $1.2 million with charge-offs of $639,000. A $1.9 million charge-off on one commercial loan caused the increased provision in 2012. Loans considered as potential problem loans decreased from $8.9 million at December 31, 2011 to $2.7 million at December 31, 2012.

Total loans at December 31, 2012 were $317.3 million, compared to $289.1 million a year ago, a 9.7% increase. Total assets of $582.2 million at December 31, 2012 reflect an increase of 12.0% from year ago asset totals of $519.8 million with loans providing the core growth. Cumulative loan growth since December 2010 is 19.6%, while cumulative asset growth during the same period reflects a 16.4% increase.

The Company continued to increase its capital levels during 2012. With capital as the ultimate cushion to absorb any unforeseen negative consequences of the struggling economy, capital levels for banks across the industry have been under the watchful eye of the regulators. The Company's total shareholders' equity increased from $45.7 million at December 31, 2011 to $49.5 million at December 31, 2012, an increase of $3.8 million, or 8.2%. The Company continues to remain well capitalized under all regulatory measures. The Company's regulatory capital ratios exceed the statutory well-capitalized thresholds by a comfortable margin. In the current regulatory environment, regulatory oversight bodies expect banks to maintain ratios above the statutory levels as a margin of safety. The calculated ratios are as follows for the year ended December 31, 2012: a Tier 1 leverage ratio of 10.24% (compared to a "well-capitalized" threshold of 5.0%); a Tier 1 risk-based capital ratio of 13.15% (compared to a "well-capitalized" threshold of 6.00%); and a total risk-based capital ratio of 14.10% (compared to a "well-capitalized" threshold of 10.00%). The Company's total risk-based capital is $16.8 million in excess of the 10% well-capitalized threshold.

In the midst of earnings pressures brought on by the economic downturn, interest rate compression and investment impairment issues, the Company devoted substantial attention in 2011 and 2012 to profit improvement measures, balance sheet restructuring and a reorganization of its management structure. The Company's management team continues to focus on measures designed to enhance capital and to provide for adequate liquidity for lending and business development purposes. New strategies are being pursued to improve market penetration and product expansion, with the objective of increasing both the interest income and non-interest income revenue base.

Total shareholders' equity at December 31, 2012 was $49.5 million, representing a ratio of equity capital to total assets of 8.49%. In comparison, total shareholders' equity was $45.7 million at December 31, 2011, representing a ratio of equity capital to total assets of 8.79%. A component of shareholders' equity is accumulated other comprehensive income or loss, which includes the net after-tax impact of unrealized gains or losses on investment securities classified as available-for-sale. Net unrealized losses on available-for-sale investment securities were $1.7 million at December 31, 2012 as compared with net unrealized losses of $2.7 million at December 31, 2011. Such unrealized losses represent the difference, net of applicable income tax effect, between the estimated fair value and amortized cost of investment securities classified as available-for-sale. The decrease in net unrealized losses resulted primarily from the sale of trust preferred securities in September 2012.

In October 2012, the Company announced the reinstatement of a cash dividend reflecting the growing confidence supported by strong core earnings, increasing loan production, and restored capital levels. Another $0.03 per share was declared for the first quarter of 2013. No cash dividends on the Company's common stock were paid in 2011 or 2010.

Return on average equity was 6.0% in 2012 compared to 9.1% in 2011, while return on average assets measured 0.6% in 2012 and 0.8% in 2011. Book value per share increased by $0.83 to $10.93 at December 31, 2012 from $10.10 at December 31, 2011. The price of the Company's common shares traded in a range between a low of $6.60 and a high of $10.49, closing the year at $9.70 per share.

CERTAIN NON-GAAP MEASURES

Certain financial information has been determined by methods other than GAAP. Specifically, certain financial measures are based on core earnings rather than net income. Core earnings exclude income, expense, gains and losses that either are not reflective of ongoing operations or that are not expected to reoccur with any regularity or reoccur with a high degree of uncertainty and volatility. Such information may be useful to both investors and management and can aid them in understanding the Company's current performance trends and financial condition. Core earnings are a supplemental tool for analysis and not a substitute for GAAP net income. Reconciliation from GAAP net income to the non-GAAP measure of core earnings is referenced as part of management's discussion and analysis of quarterly and year-to-date financial results of operations.

Core earnings, which exclude the OTTI charge and certain other non-recurring items, were $2.8 million in 2012 compared to $4.0 million in 2011. Core earnings per share were $0.62 in 2012, $0.88 in 2011 and $0.92 in 2010.

The following is a reconciliation between core earnings and earnings under GAAP:

	(Amounts in thousands, except per share data) Years Ended December 31,		
	2012	2011	2010
GAAP earnings	**$2,913**	$4,072	$3,271
Impairment losses on investment securities	**171**	202	2,712
Investment gains not in the ordinary course of business *	**(30)**	(344)	(920)
Credits relating to reorganization—net	—	—	(457)
Tax effect of adjustments	**(48)**	48	(454)
Net impact of historic tax credit investment	**(190)**	—	—
Core earnings	**$2,816**	$3,978	$4,152
Core earnings per share	**$ 0.62**	$ 0.88	$ 0.92

* The gains in 2012 and 2011 are due to the settlement on General Motors Corporation bonds, while the gains in 2010 were attributable to sales made to achieve a risk reduction strategy.

Although the provision for loan losses is considered part of core earnings, it is worthy of note that $1.9 million of the $3.0 million provision in 2012 relates to a single credit which required a charge off.

RECENT MARKET AND INDUSTRY DEVELOPMENTS

The economic turmoil that began in the middle of 2007 and continued through 2008 and 2009 has now settled into a slow economic recovery. At this time, the recovery has somewhat uncertain prospects. The risks associated with the Company's business become more acute in periods of a slowing economy or slow growth. Financial institutions continue to be affected by declines in the real estate market and constrained financial markets. While the Company is taking steps to decrease and limit exposure to problem loans, it nonetheless retains direct exposure to the residential and commercial real estate markets, and is affected by these events. This has been accompanied by dramatic changes in the competitive landscape of the financial services industry and a wholesale reformation of the legislative and regulatory landscape with the passage of the Dodd-Frank Act.

The Dodd-Frank Act is extensive, complex and comprehensive legislation that impacts many aspects of banking organizations. Certain provisions of the Dodd-Frank Act are expected to have a near-term impact on the Company. In July 2011, the Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest-bearing checking accounts. The Dodd-Frank Act also broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor and non-interest bearing transaction accounts had unlimited deposit insurance through December 31, 2012.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices.

Until such time as the regulatory agencies issue all of the final regulations implementing the numerous provisions of the Dodd-Frank Act, a process that is far from complete and may continue for several more years, management will not be able to fully assess the impact the legislation will have on its business.

BALANCE SHEET COMPOSITION

The following table illustrates, during the years presented, the mix of the Company's funding sources and the assets in which those funds are invested as a percentage of the Company's average total assets at December 31 for the period indicated. Average assets totaled $528.1 million in 2012 compared to $493.7 million in 2011 and $486.6 million in 2010.

	2012	2011	2010
Sources of Funds:			
Deposits:			
Non-interest bearing	**14.7%**	13.4%	12.6%
Interest bearing	**65.7**	66.7	65.1
Long-term debt and other borrowings	**8.3**	8.9	12.0
Subordinated debt	**1.0**	1.0	1.1
Other non-interest bearing liabilities	**1.1**	1.0	1.1
Shareholders' equity	**9.2**	9.0	8.1
Total	**100.0%**	100.0%	100.0%
Uses of Funds:			
Loans, including loans held for sale	**57.0%**	52.9%	48.8%
Securities	**34.8**	37.8	39.4
Interest-earning deposits and other assets	**2.0**	2.6	5.1
Bank-owned life insurance	**2.5**	2.6	2.6
Other non-interest earning assets	**3.7**	4.1	4.1
Total	**100.0%**	100.0%	100.0%

Deposits continue to be the Company's primary source of funding. During 2012, the relative mix of deposits has remained steady with interest-bearing being the main source. Average non-interest bearing deposits totaled 18.3% of total average deposits in 2012, compared to 16.8% in 2011 and 16.2% in 2010. Additional information regarding deposits can be found in Item 8, Note 5 to the Consolidated Financial Statements and in this Management's Discussion and Analysis.

The Company primarily invests funds in loans and securities. Prior to 2008, securities were the largest component of the Company's mix of invested assets. Since then, loans have become the largest component. Average securities decreased $3.4 million, or 1.8%, to $183.5 million during 2012 from $186.9 million in 2011, while average loans increased by $40.0 million, or 15.3%, to $301.0 million during 2012 from $261.1 million in 2011.

ASSET QUALITY

The Company's management regularly monitors and evaluates trends in asset quality. Loan review practices and procedures require detailed monthly analysis of delinquencies, nonperforming assets and other sensitive credits. Mortgage, commercial and consumer loans are moved to non-accrual status once they reach 90 days past due or when analysis of a borrower's creditworthiness indicates the collection of interest and principal is in doubt. Non-performing loans include loans in non-accrual status, restructured loans and real estate acquired in satisfaction of debts previously contracted.

Additionally, as part of the Company's loan review process, management routinely evaluates risks which could potentially affect the ability to collect loan balances in their entirety. Reviews of individual credits, aggregate account relationships or any concentration of credits in particular industries are subject to a detailed loan review.

In addition to nonperforming loans, nonperforming assets include nonperforming investment securities. Gross income that would have been recorded in 2012 on these nonperforming loans, had they been in compliance with their original terms, was $372,000. Interest income that actually was included in income on these loans amounted to $220,000. Gross income that would have been recorded in 2012 on nonperforming investments, had they been in compliance with their original terms, was $56,000. Interest income that actually was included in income on these investments amounted to $16,000. There are no accruing loans which are contractually past due 90 days or more as to principal or interest payments.

The following table depicts the trend in these potentially problematic asset categories at December 31:

	(Amounts in thousands)				
	2012	2011	2010	2009	2008
Non-accrual loans:					
Commercial real estate	**$2,336**	$1,470	$ 307	$ 350	$ 469
Commercial loans	**49**	70	132	116	140
Residential real estate	**489**	842	1,040	718	237
Consumer loans	**27**	1,073	1,085	46	12
Home equity loans	**72**	111	47	—	—
Total non-accrual loans	**2,973**	3,566	2,611	1,230	858
Investment securities	**674**	1,542	3,767	2,154	—
Other real estate owned	**145**	437	848	687	809
Troubled debt restructured loans	**2,695**	1,148	1,247	804	432
Nonperforming assets	**$6,487**	$6,693	$8,473	$4,875	$2,099

As of December 31, 2012, there were $2.7 million in loans not included in this table where known information about borrowers' possible credit problems caused management to have serious doubts as to the ability of these borrowers to comply with present loan payment terms and which may result in disclosure of such loans in this table.

The table below provides a number of asset quality ratios based on this data. Problem loans accounted for on a non-accrual basis ranged from a high of $3.6 million in 2011 to a low of $858,000 in 2008. The total for non-accrual loans in 2012 of $3.0 million is slightly higher than the average of the five years, which is $2.2 million. The ratio of non-accrual loans to total loans rose steadily from December 31, 2008 at 0.35% to 1.23% at December 31, 2011 and improved to 0.94% at December 31, 2012. The total of all loans past due more than 30 days and non-accrual loans were $1.4 million, or 0.57%, at December 31, 2008, increased to $4.1 million, or 1.40%, at December 31, 2011 then improved to $3.2 million or 1.02% at December 31, 2012. Loans charged-off, net of recoveries, increased to $2.3 million for 2012, compared to $936,000 for 2008, $460,000 for 2009, $441,000 for 2010 and $639,000 for 2011.

Troubled-debt restructured loans are loans that have been modified when economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. In 2012, 4 new loans with a balance of $1.7 million were added to this category.

The Company recognizes that an extraordinary amount of uncertainty currently exists regarding credit quality as a result of the rapid deterioration of the U.S. economy beginning in the final quarter of 2008. Regionally, the housing market continues to be negatively impacted by a high level of bankruptcy filings and home foreclosures, while unemployment levels have shown little improvement and business failures are now being reported on a more routine basis. Accordingly, loan loss reserves were increased by $1.8 million in 2008 to account for charge-offs against the allowance and to give recognition to the economy's steep slide into a serious and likely long lasting recession, with expectations for deterioration on credit quality arising from faltering economic and financial conditions. In 2012 and 2011, the loan loss reserve was further increased by $3.0 million and $1.2 million, respectively. While the 2011 increase was in response to the substantial loan growth with a commercially-oriented focus, the 2012 increase related to one isolated commercial customer whose financial condition eroded over a short period of time, requiring a charge-off of $1.9 million. Additional information regarding loans can be found in Item 8, Note 3 to the Consolidated Financial Statements and in this Management's Discussion and Analysis.

At December 31, 2012, there was $674,000 of the Company's holdings in trust preferred securities considered to be in non-accrual status. Through December 31, 2012, the Company's management was notified that the quarterly interest payments for 3 of its 12 investments in trust preferred securities had been placed in "payment in kind" status. Payment in kind status results in a temporary delay in the payment of interest. As a result of a delay in the collection of the interest payments, management placed these securities in non-accrual status. Current estimates indicate that the interest payment delays may exceed ten years. All the other trust preferred securities remain in accrual status. In September of 2012, the Company sold 14 of its 29 positions in trust preferred securities, 11 of which were in non-accrual status.

	2012	2011	2010	2009	2008
Non-accrual loans as a percentage of total loans	**0.94%**	1.23%	0.98%	0.50%	0.35%
Nonperforming assets as a percentage of total assets	**1.11%**	1.29%	1.69%	0.98%	0.43%
Nonperforming assets as a percentage of equity capital plus allowance for loan losses	**12.16%**	13.70%	19.07%	12.37%	5.45%

RESULTS OF OPERATIONS

Analysis of Net Interest Income—Years Ended December 31, 2012 and 2011

(Amounts in thousands)

	December 31, 2012			December 31, 2011		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
INTEREST-EARNING ASSETS						
Interest-earning deposits and other earning assets	**$ 10,369**	**$ 31**	**0.29%**	$ 12,738	$ 51	0.40%
Investment securities (1)(2)(3)	**183,514**	**5,431**	**2.96%**	186,872	6,491	3.47%
Loans (1)(2)(3)(4)	**301,034**	**16,306**	**5.42%**	261,080	15,314	5.87%
Total interest-earning assets	**$494,917**	**$21,768**	**4.40%**	$460,690	$21,856	4.74%
INTEREST-BEARING LIABILITIES						
Interest-bearing demand and money market deposits	**$ 83,129**	**$ 151**	**0.18%**	$ 73,809	$ 176	0.24%
Savings	**107,147**	**106**	**0.10%**	94,160	141	0.15%
Time	**156,527**	**2,441**	**1.56%**	161,280	2,976	1.85%
Total interest-bearing deposits	**346,803**	**2,698**	**0.78%**	329,249	3,293	1.00%
Other borrowings	**44,054**	**1,273**	**2.89%**	43,734	1,347	3.08%
Subordinated debt	**5,155**	**100**	**1.94%**	5,155	92	1.79%
Total interest-bearing liabilities	**$396,012**	**$ 4,071**	**1.03%**	$378,138	$ 4,732	1.25%
Net interest income		**$17,697**			$17,124	
Net interest rate spread (5)			**3.37%**			3.49%
Net interest margin (6)			**3.58%**			3.72%

(1) Includes both taxable and tax exempt securities and loans.

(2) The amounts are presented on a fully taxable equivalent basis using the statutory tax rate of 34%, and have been adjusted to reflect the effect of disallowed interest expense related to carrying tax-exempt assets. The tax equivalent income adjustment for loans and investments is $46,000 and $707,000 for 2012 and $50,000 and $696,000 for 2011, respectively.

(3) Average balance outstanding includes the average amount outstanding of all non-accrual investment securities and loans. Investment securities consist of average total principal adjusted for amortization of premium and accretion of discount and include both taxable and tax-exempt securities. Loans consist of average total loans, including loans held for sale, less average unearned income.

(4) Interest earned on loans includes net loan fees of $336,000 in 2012 and $295,000 in 2011.

(5) Net interest rate spread represents the difference between the yield on earning assets and the rate paid on interest-bearing liabilities.

(6) Net interest margin is calculated by dividing the net interest income by total interest-earning assets.

Net interest income, the principal source of the Company's earnings, is the amount by which interest and fees generated by interest-earning assets, primarily loans and investment securities, exceed the interest cost of deposits and borrowed funds. On a fully taxable equivalent basis, net interest income measured $17.7 million for 2012 and $17.1 million for 2011. During the recent reporting period the net interest margin registered 3.58% for 2012 and 3.72% for 2011.

The decrease in interest income, on a fully taxable equivalent basis, of $88,000 is the product of a 34 basis point decrease in interest rates earned offset somewhat by a 7.4% year-over-year increase in average earning assets. The decrease in interest expense of $661,000 was a product of a 22 basis point decrease in rates paid and a 4.7%

increase in interest-bearing liabilities. The net result was a 3.3% increase in net interest income on a fully taxable equivalent basis, and a 14 basis point decrease in the Company's net interest margin on a slightly larger asset base with a different mix.

On a fully taxable equivalent basis, income on investment securities decreased by $1.1 million, or 16.3%. The average invested balances in securities decreased by $3.4 million, or 1.8%, from the levels of a year ago. The decrease in the average balance of investment securities was accompanied by a 51 basis point decrease in the tax equivalent yield of the portfolio. The Company will continue attempting to redeploy liquidity into loans. Any reinvestment into the securities portfolio will serve to decrease the yield due to the current low rate environment. Additional information regarding investment securities can be found in Item 8, Notes 2 and 11 to the Consolidated Financial Statements and in this Management's Discussion and Analysis.

On a fully taxable equivalent basis, income on loans increased by $992,000, or 6.5%, for 2012 compared to one year ago. A $40.0 million increase in the average balance of the loan portfolio, or 15.3%, was accompanied by a 45 basis point decrease in the portfolio's tax equivalent yield. Likewise, new loan volume is at historic low interest rates, while strong competition for good credits also drives rates downward. The commercial loan portfolio housed the majority of the increase in balances. Additional information regarding loans can be found in Item 8, Note 3 to the Consolidated Financial Statements and in this Management's Discussion and Analysis.

Other interest income decreased by $20,000, or 39.2%, from the same period a year ago. The average balance of interest-earning deposits decreased by $2.4 million, or 18.6%. The yield decreased by 11 basis points during 2012 compared to 2011. Management intends to remain fully invested, minimizing on-balance sheet liquidity.

As the Company is located in the heart of the Utica Shale geography, material deposit growth was experienced as a result of customers receiving signing bonuses for the lease of mineral rights. Nearly $40 million in new deposits has been attributed to these bonuses. Average interest-bearing demand deposits and money market accounts increased by $9.3 million, or 12.6%, for 2012 compared to the same period of 2011, while average savings balances increased by $13.0 million, or 13.8%. Total interest paid on interest-bearing demand deposits and money market account was $151,000, a $25,000 decrease from last year. The average rate paid on these products decreased by 6 basis points. Total interest paid on savings accounts was $106,000, a $35,000 decrease from last year. The average rate paid on savings accounts decreased by 5 basis points. The average balance of time deposit products decreased by $4.8 million, or 2.9%, as the average rate paid decreased by 29 basis points, from 1.85% to 1.56%. Interest expense decreased on time deposits by $535,000 from the prior year. As time deposits mature, the balances are reinvested at the lower current rates. After an extended period of declining average rates paid on deposits, the Company is experiencing a flattening on a linked quarter basis. The Company expects at least 50% of the shale-related deposits to leave the Bank in 2013 due to the payment of income taxes and reinvestment into other markets. Additional information regarding deposits can be found in Item 8, Note 5 to the Consolidated Financial Statements and in this Management's Discussion and Analysis.

Average borrowings and subordinated debt increased by $320,000 while the average rate paid on borrowings decreased by 15 basis points. Management plans to pay down long-term borrowings at their respective maturity dates in the future using current liquidity and continues to utilize short-term borrowings to bridge liquidity gaps. Additional information regarding FHLB Advances and Other Borrowings and Subordinated Debt can be found in Item 8, Notes 6 and 7 to the Consolidated Financial Statements and in this Management's Discussion and Analysis.

Analysis of Net Interest Income — Years Ended December 31, 2011 and 2010

(Amounts in thousands)

	December 31, 2011			December 31, 2010		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
INTEREST-EARNING ASSETS						
Interest-earning deposits and other earning assets	$ 12,738	$ 51	0.40%	$ 24,898	$ 92	0.36%
Investment securities (1)(2)(3)	186,872	6,491	3.47%	191,546	7,807	4.08%
Loans (1)(2)(3)(4)	261,080	15,314	5.87%	237,624	14,765	6.21%
Total interest-earning assets	$460,690	$21,856	4.74%	$454,068	$22,664	4.99%
INTEREST-BEARING LIABILITIES						
Interest-bearing demand and money market deposits	$ 73,809	$ 176	0.24%	$ 69,295	$ 256	0.37%
Savings	94,160	141	0.15%	89,049	212	0.24%
Time	161,280	2,976	1.85%	158,578	3,611	2.28%
Total interest-bearing deposits	329,249	3,293	1.00%	316,922	4,079	1.29%
Other borrowings	43,734	1,347	3.08%	58,317	2,195	3.76%
Subordinated debt	5,155	92	1.79%	5,155	93	1.81%
Total interest-bearing liabilities	$378,138	$ 4,732	1.25%	$380,394	$ 6,367	1.67%
Net interest income		$17,124			$16,297	
Net interest rate spread (5)			3.49%			3.32%
Net interest margin (6)			3.72%			3.59%

(1) Includes both taxable and tax exempt securities and loans.

(2) The amounts are presented on a fully taxable equivalent basis using the statutory tax rate of 34%, and have been adjusted to reflect the effect of disallowed interest expense related to carrying tax-exempt assets. The tax equivalent income adjustment for loans and investments is $50,000 and $696,000 for 2011 and $59,000 and $733,000 for 2010, respectively.

(3) Average balance outstanding includes the average amount outstanding of all non-accrual investment securities and loans. Investment securities consist of average total principal adjusted for amortization of premium and accretion of discount and include both taxable and tax-exempt securities. Loans consist of average total loans, including loans held for sale, less average unearned income.

(4) Interest earned on loans includes net loan fees of $295,000 in 2011 and $264,000 in 2010.

(5) Net interest rate spread represents the difference between the yield on earning assets and the rate paid on interest-bearing liabilities.

(6) Net interest margin is calculated by dividing the net interest income by total interest-earning assets.

Net interest income increased 5.6% to $16.4 million in 2011 versus $15.5 million in 2010. During this extended period of historically low interest rates, the repricing of deposits initially trailed the pace of declining rates on assets. As liabilities continued to mature and reprice at lower rates, the net interest margin improved. Net interest income on a fully tax-equivalent basis measured $17.1 million in 2011 and $16.3 million in 2010, generating a net interest margin of 3.72% in 2011 and 3.59% in 2010.

The decrease in interest income, on a fully taxable equivalent basis, of $808,000 was the product of a 1.5% year-over-year increase in average earning assets and a 25 basis point decrease in interest rates earned. The decrease in interest expense of $1.6 million was a product of a 0.6% decrease in interest-bearing liabilities and a 42 basis point decrease in rates paid. The net result was a 5.1% increase in net interest income on a fully tax-equivalent basis and a 13 basis point increase in the Company's net interest margin.

On a fully tax-equivalent basis, income on investment securities decreased by $1.3 million, or 16.9%. The average invested balances decreased by $4.7 million from the levels of a year ago. The decrease in the average balance of investment securities was accompanied by a 61 basis point decrease in the tax-equivalent yield of the portfolio. The decrease in the average balance of investment securities resulted from management's decision to divert the cash flows generated from the investment portfolio in the fourth quarter of 2011 into the commercial loan and mortgage banking portfolios. During the year ended December 31, 2011, $57.7 million in investment securities were purchased while $44.4 million were called by the issuer or matured. During the year ended December 31, 2010, $85.8 million in investment securities were purchased while $53.7 million were called by the issuer or matured. As the Company managed its balance sheet for asset growth, asset mix and liquidity, as well as current interest rates and interest rate forecasts, several securities in the investment portfolio were sold for $14.5 million in mid-2011. The sale was intended to reduce the interest rate risk in the portfolio given the eventual interest rate increases expected post-economic recovery as well as dispose of smaller balance securities. Sales of $15.2 million were made in 2010. The Company expects to continue re-deployment of liquidity into loans and investments.

Interest and fees on loans increased by $549,000 on a fully tax-equivalent basis, or 3.7%, for the twelve months of 2011 compared to 2010. A $23.5 million increase in the average balance of the loan portfolio, or 9.9%, was accompanied by a 34 basis point decrease in the portfolio's tax equivalent yield.

Other interest income decreased by $41,000 from the same period a year ago. The average balance of interest-earning deposits and other earning assets decreased by $12.2 million, or 48.8%, reflecting the re-deployment of liquidity held during the recession. The yield increased by 4 basis points during 2011 compared to 2010.

Average interest-bearing demand deposits and money market accounts increased by $4.5 million, and savings increased by $5.1 million. The average rate paid on these products decreased by 11 basis points in the aggregate. The average balance of time deposit products increased by $2.7 million, as the average rate paid decreased by 43 basis points, from 2.28% to 1.85%. Total interest paid on these products was $3.0 million, a $635,000 decrease from a year ago.

Average borrowings and subordinated debt decreased by $14.6 million while the average rate paid on borrowings decreased by 66 basis points. FHLB borrowings of $20.5 million were paid off at their due dates in 2011, of which $8.5 million was long term notes maturing. In the fourth quarter of 2011, the Bank borrowed $5.0 million in short-term FHLB borrowings to assist in funding the high commercial loan demand at year end.

The following table provides a detailed analysis of changes in net interest income on a tax equivalent basis, identifying that portion of the change that is due to a change in the volume of average assets and liabilities outstanding versus that portion which is due to a change in the average yields on earning assets and average rates on interest-bearing liabilities. Changes in interest due to both rate and volume which cannot be segregated have been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	(Amounts in thousands)					
	2012 Compared to 2011			2011 Compared to 2010		
	Volume	Rate	Total	Volume	Rate	Total
(Decrease) increase in interest income:						
Interest-earning deposits and other money markets	**$ (8)**	**$ (12)**	**$ (20)**	$ (48)	$ 7	$ (41)
Investment securities:						
U.S. Government agencies and corporations	**(328)**	**(134)**	**(462)**	(226)	(194)	(420)
Mortgage-backed and related securities	**220**	**(947)**	**(727)**	102	(785)	(683)
Obligations of states and political subdivisions	**211**	**(190)**	**21**	116	(248)	(132)
Other securities	**(36)**	**144**	**108**	(45)	(36)	(81)
Loans	**2,224**	**(1,232)**	**992**	1,405	(856)	549
Total interest income change	**2,283**	**(2,371)**	**(88)**	1,304	(2,112)	(808)
Increase (decrease) in interest expense:						
Interest-bearing demand deposits	**20**	**(45)**	**(25)**	16	(96)	(80)
Savings deposits	**18**	**(53)**	**(35)**	12	(83)	(71)
Time deposits	**(86)**	**(449)**	**(535)**	61	(696)	(635)
Securities sold under agreements to repurchase	**(1)**	**1**	**—**	(3)	(2)	(5)
Other borrowings under one year	**2**	**(18)**	**(16)**	(354)	(398)	(752)
Other borrowings one year and over	**33**	**(91)**	**(58)**	(86)	(5)	(91)
Subordinated debt	**—**	**8**	**8**	—	(1)	(1)
Total interest expense change	**(14)**	**(647)**	**(661)**	(354)	(1,281)	(1,635)
Increase (decrease) in net interest income on a taxable equivalent basis	**$2,297**	**$(1,724)**	**$ 573**	$1,658	$ (831)	$ 827

Note 1— Includes both taxable and tax exempt securities and loans.

Note 2— The amounts are presented on a fully taxable equivalent basis using the statutory tax rate of 34%, and have been adjusted to reflect the effect of disallowed interest expense related to carrying tax-exempt assets. The tax equivalent income adjustment for loans and investments is $46,000 and $707,000 for 2012, $50,000 and $696,000 for 2011 and $59,000 and $733,000 for 2010, respectively.

Note 3— Average balance outstanding includes the average amount outstanding of all non-accrual investment securities and loans. Investment securities consist of average total principal adjusted for amortization of premium and accretion of discount and include both taxable and tax-exempt securities. Loans consist of average total loans, including loans held for sale, less average unearned income.

Note 4— Interest earned on loans includes net loan fees of $336,000 in 2012, $295,000 in 2011 and $264,000 in 2010.

NON-INTEREST INCOME, NON-INTEREST EXPENSE AND FEDERAL INCOME TAX

The following table provides a detailed analysis of non-interest income:

	(Amounts in thousands)		
	2012	2011	2010
Fees for customer services	**$2,041**	$2,229	$ 2,234
Mortgage banking gains	**1,772**	162	236
Other real estate losses—net	**(35)**	(113)	(55)
Earnings on bank-owned life insurance	**510**	496	525
Other non-interest income	**188**	104	87
Other income, excluding investment gains	**4,476**	2,878	3,027
Investment securities gains—net	**14**	882	1,018
Impairment losses on investment securities	**(171)**	(202)	(2,712)
Total non-interest income	**$4,319**	$3,558	$ 1,333

Total non-interest income, excluding investment gains and impairment losses, increased by $1.6 million, or 55.5%, for 2012 compared to a decrease of $149,000, or 4.9%, for 2011. After gains on investment securities and impairment losses, non-interest income increased by $761,000, or 21.4%, in 2012 compared to an increase of $2.2 million, or 166.9%, in 2011.

Fees for customer services decreased by $188,000, or 8.4%, compared to a decrease of $5,000, or 0.2%, in the prior year. In November 2009, the Federal Reserve issued a final rule that, effective July 1, 2010, prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Consumers were provided a notice that explains the Bank's overdraft services, including the fees associated with the service, and the consumers' choices. The Bank's customers have to provide advance consent to the overdraft service for automated teller machine and one-time debit card transactions. The decrease in fee income is a result of customers' choices.

The wholesale mortgage unit, CSB Mortgage Company, which was formed in 2011 specifically as a result of strategic initiatives aimed at improving overall profitability, saw mortgage banking gains reach $1.8 million in 2012 versus $162,000 in 2011 and $236,000 in 2010. As indicated in Note 8 to the Consolidated Financial Statements, the Company's mortgage banking unit enters into various interest rate derivative contracts with the purpose of neutralizing the effect of interest rates on mortgage loan commitments. The gains and losses of all these activities are included in mortgage banking gains.

Gains on securities called and net gains on the sale of available-for-sale investment securities decreased by $868,000 in 2012 compared to a decrease of $136,000 in 2011. The Company was able to sell 19 of the 22 bank collateralized positions in 2012 realizing a nominal net loss of $164,000. All of these securities exhibited evidence of significant deterioration in issuers' creditworthiness. In 2011, gains of $344,000 were due to equity securities received relating to the bankruptcy settlement on General Motors Corporation bonds. Several securities in the investment portfolio were sold mainly in the second quarter of 2010, along with calls and maturities, resulting in a gain of $1.0 million in 2010. Gains in 2012, 2011 and 2010 were offset by impairment losses of $171,000, $202,000, and $2.7 million, respectively, on investment securities which had been previously recognized as impaired and/or which required the Company to maintain a higher level of risk weighted assets for regulatory capital ratio purposes. Additional information regarding investment securities can be found in Item 8, Notes 2 and 11 to the Consolidated Financial Statements and in this Management's Discussion and Analysis.

The following table provides a summary of non-interest expenses:

	(Amounts in thousands)		
	2012	2011	2010
Salaries and benefits	**$ 8,706**	$ 7,366	$ 6,389
Net occupancy and equipment expense	**1,794**	1,734	1,801
State and local taxes	**497**	465	430
FDIC insurance expense	**297**	673	867
Professional fees	**801**	761	750
Loss on partnership	**444**	—	—
Other non-interest expense	**2,949**	2,476	2,204
Total non-interest expenses	**$15,488**	$13,475	$12,441

Total non-interest expenses increased by $2.0 million, or 14.9%, in 2012. This compares to an increase of $1.0 million, or 8.3%, in 2011.

During 2012, expenditures for salaries and employee benefits increased by $1.3 million, or 18.2 %. Much of this increase is due to the additional personnel hired to operate the mortgage banking operation and to manage the increasing lending volume generated through core bank lending operations. The Company completed its management reorganization during 2010 and recorded credits of $457,000 related to various compensation plans, net of severance costs. Absent these credits, salaries and benefits increased $520,000 from 2010 to 2011. Full-time equivalent employment averaged 162 in 2012 compared to 151 in 2011 and 147 in 2010. The addition of employees throughout the third and fourth quarters of 2011 and in 2012 were related to the mortgage banking operation. Management does not expect that the rate of increase in compensation and employee benefits experienced during 2012 will continue in 2013.

Salaries and employee benefits represent 56.2% of all non-interest expenses in 2012, 54.7% in 2011 and 51.4% in 2010. The following table details components of these increases and decreases.

	Amounts (in thousands)			Percentages		
	2012	2011	2010	2012	2011	2010
Salaries	**$1,066**	$294	$ (263)	**5.6%**	5.6%	(4.7)%
Benefits	**286**	696	(773)	**57.5**	57.5	(39.0)
	1,352	990	(1,036)	**15.2**	15.2	(13.7)
Deferred loan origination fees	**(12)**	(13)	(9)	**10.8**	10.8	—
Total	**$1,340**	$977	$(1,045)	**15.3%**	15.3%	(14.1)%

Salary expense per employee averaged $41,000 in 2012, $37,000 in 2011 and $36,000 in 2010. Average earning assets per employee measured approximately $3 million in 2012, 2011 and 2010.

Charges for insurance premiums paid to the FDIC decreased by $376,000. Deposits are insured by the FDIC up to a maximum amount, which is generally $250,000 per depositor subject to aggregation rules. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The change in the basis used to calculate the assessment contributed in part to the decrease in expense in 2012. The assessment base changed to an asset-based calculation effective for the second quarter of 2011. Concurrently with the effects of the change in assessment base, the Company was also subject to higher insurance premiums in 2011 due to its informal agreement with regulatory agencies. As a result of its fulfillment of the terms of the agreement, FDIC insurance expense declined by 55.9% in 2012. The Company anticipates its FDIC insurance expense will remain consistent in 2013.

Pursuant to a final rule adopted by the FDIC in November 2009, the Bank was required to prepay its estimated quarterly risk-based assessments to the FDIC for the fourth quarter 2009 and for all of 2010, 2011 and 2012. The Bank prepaid the amount of $3.0 million in December 2009 and had a remaining balance of $1.2 million at December 31, 2012. The prepaid assessment amounts are included in other assets on the Consolidated Balance Sheets of the Company. The Bank will be assessed quarterly premiums by the FDIC, and such assessments will be charged against the prepaid asset until such time as the prepaid asset has been fully expensed or in June 2013 any remaining balance will be refunded, at which point the Bank will resume paying premiums to the FDIC.

During 2012, the Company recognized a loss of $444,000 in non-interest expense related to its investment in a partnership for the purpose of recognizing historic tax credits. Other non-interest expenses increased $473,000, or 19%, in 2012, and $272,000, or 12%, in 2011. The majority of these increases relate to the expenses incurred by the mortgage banking operation in the form of professional fees, third-party consulting fees and compliance-related costs.

Income before Federal income tax expense amounted to $2.8 million for 2012 compared to $5.3 million and $3.9 million for 2011 and 2010, respectively. A $483,000 historic tax credit and the $151,000 tax benefit on the partnership loss contributed to the lower effective tax rate in 2012. The effective tax rate was (5.74)% in 2012, 22.66% in 2011 and 15.96% in 2010, resulting in income tax benefit of $158,000 and income tax expense of $1.2 million and $621,000, respectively.

	December 31,		
	2012	2011	2010
Provision at statutory rate	**34.00%**	34.00%	34.00%
(Deduct) add tax effects of:			
Earnings on bank-owned life insurance-net	**(4.68)**	(2.49)	(3.65)
Non-taxable interest income	**(18.57)**	(9.82)	(15.91)
Historical tax credit	**(17.53)**	—	—
Non-deductible expenses	**1.04**	0.97	1.52
Federal income tax effective rate	**(5.74)%**	22.66%	15.96%

Net income registered $2.9 million in 2012, $4.1 million in 2011 and $3.3 million in 2010, representing per share amounts of $0.64 in 2012, $0.90 in 2011 and $0.72 in 2010. A cash dividend of $0.03 per share was paid in 2012. There were no cash dividends in 2011 or 2010.

The following table shows unaudited financial results by quarter:

	(Amounts in thousands) For the 2012 quarter ended:				For the 2011 quarter ended:			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Interest income	**$5,347**	**$5,136**	**$5,227**	**$5,305**	$5,177	$5,275	$5,338	$5,320
Interest expense	**968**	**1,012**	**1,027**	**1,064**	1,118	1,158	1,203	1,253
Net interest income	**4,379**	**4,124**	**4,200**	**4,241**	4,059	4,117	4,135	4,067
Loan loss provision	**2,120**	**300**	**330**	**270**	324	324	374	174
Net security (losses) gains	**(46)**	**25**	**28**	**7**	9	92	698	83
Impairment losses	**—**	**—**	**—**	**(171)**	—	—	—	(202)
Mortgage banking gains	**335**	**1,017**	**266**	**154**	101	25	20	16
Other real estate (losses) gains	**(50)**	**13**	**2**	**—**	(42)	28	(71)	(28)
Other income	**645**	**657**	**732**	**705**	747	725	693	664
Other expenses	**4,082**	**3,848**	**3,694**	**3,864**	3,508	3,291	3,321	3,355
(Loss) income before tax	**(939)**	**1,688**	**1,204**	**802**	1,042	1,372	1,780	1,071
Federal income tax (benefit) expense	**(475)**	**422**	**252**	**(357)**	214	318	459	202
Net (loss) income	**$ (464)**	**$1,266**	**$ 952**	**$1,159**	$ 828	$1,054	$1,321	$ 869
Net (loss) income per share	**$(0.11)**	**$ 0.28**	**$ 0.21**	**$ 0.26**	$ 0.18	$ 0.24	$ 0.29	$ 0.19
Net interest income (fully tax-equivalent basis)	**$4,556**	**$4,321**	**$4,394**	**$4,426**	$4,241	$4,293	$4,319	$4,273
Net interest rate spread	**3.24%**	**3.31%**	**3.45%**	**3.49%**	3.42%	3.48%	3.56%	3.53%
Net interest margin	**3.44%**	**3.51%**	**3.66%**	**3.70%**	3.64%	3.72%	3.78%	3.74%

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses on risks inherent in the loan portfolio. Accordingly, the methodology to establish the amount of the allowance is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools, and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs.

The Company's allowance for loan loss methodology consists of three elements: (i) specific valuation allowances on probable losses on specific loans; (ii) historical valuation allowances based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) general valuation allowances based on general economic conditions and other qualitative risk factors both internal and external to the Company.

The allowances established for probable losses on specific loans are based on recurring analyses and evaluations of classified loans. Loans are categorized into risk grade classifications based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. The Bank currently divides the loan and lease portfolio into the following major categories: 1) Pooled Loans (unclassified) with similar risk characteristics; 2) Substandard Loans (classified) defined as being inadequately protected by current sound net worth, paying capacity of the borrower, or pledged collateral; 3) Special Mention (classified) defined as having potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects for the credit or the Bank's credit position; 4) Loss or doubtful loans (classified) have all the weaknesses of the previous classifications, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable; and 5) Impaired Loans which generally include non-accrual loans. Once a loan is assigned a risk grade of classified, the loan review officer assesses whether the loan is to be evaluated for impairment based on the Company policy. A portion of the allowance for loan loss is specifically allocated to those loans which are evaluated for impairment and determined to be impaired. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things. If after review, the loan is not considered to be impaired, the loan is included with a pool of similar loans that is assigned a valuation allowance calculated based on the historical loss experience and qualitative factors of the pool type. The valuation allowance is calculated based on the historical loss experience of specific types of classified loans. The Company calculates historical loss ratios for pools of loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience.

A general valuation allowance is established for pools of homogeneous loans based upon the product of the historical loss ratio adjusted for qualitative factors and the total dollar amount of the loans in the pool. Specific qualitative factors considered by management include trends in volume or terms, changes in lending policy levels and trends in charge-offs, classification and non-accrual loans, concentrations of credit and local and national economic factors. The Company's pools of similar loans include similarly risk-graded groups of commercial loans, commercial real estate loans, consumer loans and residential real estate loans and home equity loans. Additional factors are used on pools of loans considered special mention; specifically, levels and trends in classification, declining trends in financial performance, structure and lack of performance measures and migration from special mention to substandard. For loans graded as substandard, a separate historical loss rate is calculated as a percent of charge-offs net of recoveries to the balance of substandard loans, which results in a higher historical loss factor. This is also adjusted for the qualitative factors discussed previously.

Loans identified as losses by management, internal loan review and/or bank examiners are charged off. Furthermore, consumer loan accounts are charged off in accordance with regulatory requirements.

The Company maintains an allowance for losses on unfunded commercial lending commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for loan losses. This allowance is reported as a liability on the consolidated balance sheets within other liabilities, while the corresponding provision for these losses is recorded as a component of other non-interest expenses. At both December 31, 2012 and 2011, this allowance was $84,000. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Although management believes the Company uses the best information available to make loan loss allowance determinations, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making our initial determinations. Continued levels of job loss and high unemployment, home foreclosures and business failures could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in income. Additionally, as an integral part of their examination process, bank regulatory agencies periodically review our allowance for loan losses. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

	2012	2011	2010	2009	2008
	(Amounts in thousands)				
Balance at beginning of year	**$ 3,058**	$2,501	$2,437	$2,470	$ 1,621
Loan losses:					
Commercial real estate	**(36)**	(211)	(204)	(233)	(624)
Commercial loans	**(1,937)**	—	(1)	(5)	(20)
Residential real estate	**(231)**	(362)	(229)	(87)	(184)
Consumer and other loans	**(152)**	(168)	(168)	(198)	(255)
Home equity loans	**(59)**	(91)	(14)	(97)	(17)
Total	**(2,415)**	(832)	(616)	(620)	(1,100)
Recoveries on previous loan losses:					
Commercial real estate	**37**	118	58	55	3
Commercial loans	**9**	3	—	4	35
Residential real estate	**46**	6	18	1	—
Consumer and other loans	**57**	60	96	100	126
Home equity loans	**13**	6	3	—	—
Total	**162**	193	175	160	164
Net loan losses	**(2,253)**	(639)	(441)	(460)	(936)
Provision charged to operations	**3,020**	1,196	505	427	1,785
Balance at end of year	**$ 3,825**	$3,058	$2,501	$2,437	$ 2,470
Ratio of net loan losses to average total loans outstanding	**0.78%**	0.24%	0.19%	0.19%	0.42%
Ratio of loan loss allowance to total loans	**1.21%**	1.06%	0.94%	0.98%	1.00%

The $1.9 million commercial loan charge-off in 2012 related to a single borrower to which no related allowance had been previously allocated.

The following is an allocation of the year end allowance for loan losses. The allowance has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of December 31:

	2012	2011	2010	2009	2008
	(Amounts in thousands)				
Commercial real estate	**$2,616**	$1,803	$1,611	$1,666	$1,663
Commercial loans	**639**	565	249	209	257
Residential real estate	**343**	470	418	315	287
Consumer and other loans	**104**	92	112	176	226
Home equity loans	**123**	128	111	71	37
Total	**$3,825**	$3,058	$2,501	$2,437	$2,470

The allocations of the allowance as shown in the previous table should not be interpreted as an indication that future loan losses will occur in the same proportions or that the allocations indicate future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is applicable to the entire portfolio, and allocation of a portion of the allowance to one category of loans does not preclude availability to absorb losses in other categories.

LOAN PORTFOLIO

The following table represents the composition of the loan portfolio as of December 31:

	(Amounts in thousands)									
	2012		2011		2010		2009		2008	
	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Commercial real estate	**$193,417**	**61.1**	$160,319	55.5	$146,389	55.2	$126,507	51.0	$128,705	52.4
Commercial loans	**62,312**	**19.6**	60,233	20.8	42,349	16.0	38,498	15.5	27,750	11.3
Residential real estate	**39,091**	**12.3**	45,780	15.8	52,262	19.7	60,904	24.5	68,985	28.0
Consumer loans	**4,552**	**1.4**	5,848	2.0	7,216	2.7	7,770	3.1	8,162	3.3
Home equity loans	**17,910**	**5.6**	16,916	5.9	16,963	6.4	14,569	5.9	12,179	5.0
Total loans	**$317,282**		$289,096		$265,179		$248,248		$245,781	

The following schedule sets forth maturities based on remaining scheduled repayments of principal or next re-pricing opportunity for loans (excluding residential real estate, consumer and home equity loans) as of December 31, 2012:

	(Amounts in thousands)			
	1 Year or Less	Over 1 Year to 5 Years	Over 5 Years	Total
Commercial real estate	**$50,734**	**$109,781**	**$32,902**	**$193,417**
Commercial loans	**36,066**	**10,690**	**15,556**	**62,312**
Total loans (excluding residential real estate, consumer and home equity loans)	**$86,800**	**$120,471**	**$48,458**	**$255,729**

The following schedule sets forth loans as of December 31, 2012 based on next re-pricing opportunity for floating and adjustable interest rate products, and by remaining scheduled principal payments for loan products with fixed rates of interest. Residential real estate, consumer and home equity loans have again been excluded.

	(Amounts in thousands)		
	1 Year or Less	Over 1 Year	Total
Floating or adjustable rates of interest	**$79,137**	**$127,948**	**$207,085**
Fixed rates of interest	**7,663**	**40,981**	**48,644**
Total loans (excluding residential real estate, consumer and home equity loans)	**$86,800**	**$168,929**	**$255,729**

The Company recorded an increase of $28.8 million in the loan portfolio from the level of $289.1 million recorded at December 31, 2011. Gross loans as a percentage of earning assets stood at 59.2% as of December 31, 2012 and 59.9% at December 31, 2011. The loan-to-deposit ratio at the end of 2012 was 66.5% as compared to 68.4% at the end of 2011. In spite of material loan growth, the loan-to deposit ratio reflected reduction from the prior period due to a material increase in deposits that was partially attributed to Bank customers executing shale gas leases within the Bank's geographic footprint. Despite the slow economic recovery in the region, the Bank posted year-over-year growth in total loans of 9.7%. As the balance sheet is adequately structured to accommodate additional loan growth, management remains committed to fulfilling the credit needs of creditworthy customers. The year-end increase in total loans is also partially attributed to short-term, 60-day loans closed in 2012 for $20.7 million, compared to $19.5 million in 2011. At December 31, 2012 the loan loss allowance of $3.8 million represented approximately 1.21% of outstanding loans, and at December 31, 2011, the loan loss allowance of $3.1 million represented approximately 1.1% of outstanding loans.

Between 2011 and 2012, the balance of residential real estate loans declined from 15.8% to 12.3% of the loan portfolio as borrowers looked to the secondary market in order to take advantage of historically low interest rates while management elected not to portfolio historically low yields. The portion of the loan portfolio represented by commercial loans (including commercial real estate) increased from 76.3% in 2011 to 80.7% in 2012. Consumer loans (including home equity loans) decreased from 7.9% in 2011 to 7.0% in 2012 and was representative of what the banking industry experienced with consumers deleveraging their household since the economic downturn of 2008-2009. The following table offers a comparison of loan composition for the time period 2008 to 2012:

LOAN PORTFOLIO COMPOSITION
(in percentages)


COMMERCIAL REAL ESTATE
COMMERCIAL
RESIDENTIAL REAL ESTATE
CONSUMER
HOME EQUITY
61.1
52.4
19.6
11.3
12.3
28.0
1.4
3.3
5.6
5.0
0
10
20
30
40
50
60
70
2012
2008

Commercial, commercial real estate and residential real estate loans continue to comprise the largest share of the Company's loan portfolio. At the end of 2012, commercial, commercial real estate and residential real estate loans comprised a combined 93.0% of the portfolio compared to 91.7% at December 31, 2008. The portfolio at December 31, 2012 also included home equity loans at 5.6% and consumer installment loans at 1.4%. These percentages compare to home equity loans at 5.0% and consumer installment loans at 3.3% on December 31, 2008.

The balance of the commercial loan portfolio, which includes commercial mortgages, is $255.7 million at December 31, 2012, an increase of $35.1 million from the balance of $220.6 million recorded at December 31, 2011 and represents a 15.9% growth. Short-term, asset-based commercial loans, including lines of credits, increased during the year. Commercial real estate (CRE) loans reflected the largest component growth from the prior period of $33.1 million, or 20.7%, which substantially represents investment real estate supported by third-party rents and leases. At December 31, 2012, the total commercial real estate portfolio consisted of 44% in owner occupied real estate and 56% in non-owner real estate. The increase in CRE loans was a direct result of management taking strategic advantage of competitive market conditions and the Bank's considerable liquidity position. The CRE portfolio was also enhanced by lending into the Skilled Nursing and Personal Health Care industries. In 2006, the federal banking regulatory agencies published interagency guidance on CRE Concentration Risk Management stating that if total commercial real estate concentration exceeded 300% of a bank's total capital (or if the CRE portfolio increased by over 50% in the preceding 3 years), that the portfolio may represent significant concentration risk and that additional monitoring may be required. The Bank's overall CRE concentration as of December 31, 2012 was $193.4 million, which is 321% of total unimpaired or risk-based capital, which represented a 53% growth over the December 31, 2009 CRE portfolio. Management believes that its current level of credit review and portfolio monitoring adequately assures that the Bank is mitigating CRE concentration levels. In a strategic effort to diversify, the Bank continues to develop its commercial and industrial portfolio and as such, the December 31, 2012 balance of $62.3 million represents 24.4% of the total commercial portfolio, which reflected a 3.5% increase from the period December 31, 2011 to December 31, 2012. The continued focus on owner and non-owner occupied commercial real estate relationships along with commercial and industrial relationships also assisted a monthly average growth in commercial deposits of 14.9% from the period ended December 2011 to December 2012.

Loan personnel will continue to aggressively pursue both commercial and small business opportunities supported by product incentives and marketing efforts. When necessary, management will continue to offer competitive fixed rate commercial real estate products to qualifying customers in an effort to establish new business relationships, retain existing relationships, and capture additional market share. The Bank's lending function continues to provide business services to a wide array of medium and small businesses, including but not limited to, commercial and industrial accounts such as health care facilities, grocery stores, manufacturers, trucking companies, physicians and medical groups, service contractors, restaurants, hospitality industry companies, retailers, wholesalers, educational institutions and other political subdivisions as well as commercial and residential real estate builders.

Commercial and small business loans are originated by commercial loan personnel and other loan personnel assigned to the Bank's offices within various geographical regions. These loans are all processed in accordance with established business loan underwriting standards and practices.

The following table provides an overview of commercial loans by various business sectors reflecting the areas of largest concentration. It should be noted that these are current loan balances including executed commitments to fund and do not reflect existing commitments that have not been accepted or executed.

	(Amounts in thousands)					
	2012		2011		2010	
	Balances	% of Portfolio	Balances	% of Portfolio	Balances	% of Portfolio
Non-residential building/apartment building	**$39,990**	**15.64**	$26,724	12.12	$21,036	11.15
Skilled nursing	**24,573**	**9.61**	20,356	9.23	22,039	11.68
Hotels/motels	**18,999**	**7.43**	17,247	7.82	18,057	9.57
Eating establishments	**17,391**	**6.80**	15,805	7.17	16,463	8.72
Nursing and personal care	**14,803**	**5.79**	14,433	6.54	4,179	2.21

The most substantial increase in concentrations comes from non-residential building/apartment building which was significantly enhanced in late 2011 and 2012. The single largest customer relationship had an aggregate balance at year end 2012 of $12.3 million compared to $11.4 million in 2011. This balance represented approximately 4.8% of the total commercial and CRE portfolio compared to 5.1% in 2011. It is important to note that within this relationship, there is a 60-day note for $12.0 million in 2012 and $8.0 million in 2011, which are fully secured by segregated deposit accounts with the Bank.

The Bank continues to be active in home equity financing. Home equity term loans and credit lines (HELOCs) remain popular with consumers wishing to finance home improvement costs, education expenses, vacations and consumer goods purchased at favorable interest rates.

In order to improve customer retention and provide better overall balance, management will continue to evaluate and reposition the Company's portfolio product offerings during 2013.

In the consumer lending area, the Company provides financing for a variety of consumer purchases, such as: fixed rate amortizing mortgage products that consumers utilize for home improvements; the purchase of consumer goods of all types; and education, travel and other personal expenditures. The consolidation of credit card balances and other existing debt into term payouts continues to remain a popular financing option among consumers.

Additional information regarding the loan portfolio can be found in Item 8, Notes 1, 3, 8, 11 and 13 to the Consolidated Financial Statements.

MORTGAGE BANKING

In late 2011, the Company implemented a wholesale mortgage operation serviced through CSB. During 2012, management capitalized on the expertise of CSB's newly hired personnel to substantially increase loans sold on the secondary market. Originations, primarily wholesale, totaled $244.1 million while sales were $220.3 million, leaving a year-end loans held for sale balance of $24.8 million. In 2011, originations, primarily retail, were $5.4 million; loans sold were $4.6 million; and loans held for sale were $947,000. Resulting mortgage banking gains for 2012 and 2011 were $1.8 million and $162,000, respectively. In addition to ramping up operations through the association with brokers, the historically low rate interest rate environment stimulated the refinance volume throughout 2012. Currently, the Company is not retaining the servicing on loans sold. Although the Company's primary strategy is to sell long-term residential mortgages, loans are occasionally retained in the portfolio when requested by a customer or to enhance account relationships, and tend to be variable rate or shorter term. The mix of portfolio retained to those sold to investors will vary from year to year. Prospectively, the Company plans to shift to a more retail based volume versus the wholesale channel. Relative to this shift, loan origination offices will be sought within and beyond the Company's current retail footprint.

The Company maintains reserves for mortgage loans sold to agencies and investors in the event that, either through error or disagreement between the parties, the Company is required to indemnify the purchase. The reserves take into consideration risks associated with underwriting, key factors in the mortgage industry, loans with specific reserve requirements, past due loans and potential indemnification by the Company. Reserves are estimated based on consideration of factors in the mortgage industry such as declining collateral values and rising levels of delinquency, default and foreclosure, coupled with increased incidents of quality reviews at all levels of the mortgage industry seeking justification for pushing back losses to loan originators and wholesalers. As of December 31, 2012, the Company had reserves for mortgage loans sold of $430,200. For the twelve months ended December 31, 2012, the Company recorded $411,500 in provision expense related to potential repurchase and warranties exposure on the $220.3 million in loan sales that occurred during that period. For the years ended December 31, 2012 and 2011, the Company did not repurchase any mortgage loans sold. As of December 31, 2011, the Company had reserves for mortgage loans sold of $18,700, with an equal amount in provision expense.

INVESTMENT SECURITIES

Investment securities are segregated into three separate portfolios: available-for-sale, held-to-maturity and trading. Each portfolio type has its own method of accounting. The Company currently does not maintain held-to-maturity or trading portfolios.

Securities classified as available-for-sale are those that could be sold for liquidity, investment management, or similar reasons even though management has no present intentions to do so. Securities available-for-sale are carried at fair value using the specific identification method. Changes in the unrealized gains and losses on available-for-sale securities are recorded net of tax effect as a component of comprehensive income.

Held-to-maturity securities are recorded at historical cost and adjusted for amortization of premiums and accretion of discounts. Securities designated by the Company as held-to-maturity tend to be higher yielding but less liquid either due to maturity, size or other characteristics of the issue. The Company must have both the intent and the ability to hold such securities to maturity.

Securities the Company has designated as available-for-sale may be sold prior to maturity in order to fund loan demand, to adjust for interest rate sensitivity, to reallocate bank resources or to reposition the portfolio to reflect changing economic conditions and shifts in the relative values of market sectors. Available-for-sale securities tend to be more liquid investments and generally exhibit less price volatility as interest rates fluctuate.

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be an OTTI, the credit-related OTTI is recognized in earnings while the non-credit related OTTI on securities not expected to be sold is recognized in other comprehensive income (loss).

The following table shows the fair value of investment securities by type of obligation at December 31:

	(Amounts in thousands)		
	2012	2011	2010
U.S. Treasury and U.S. Government agencies and corporations	**$ 8,188**	$ 20,675	$ 31,571
U.S. Government mortgage-backed and related securities	**123,481**	113,283	101,496
Private-label mortgage-backed and related securities	**—**	381	780
Obligations of states and political subdivisions	**42,316**	39,019	38,496
Trust preferred securities	**7,612**	9,145	12,779
Corporate securities	**—**	—	287
General Motors equity investments	**—**	364	—
Regulatory stock	**3,049**	3,049	3,049
Total fair value of investments	**$184,646**	$185,916	$188,458

Impairment Analysis of Investment Securities

Item 8, Note 2 in the Notes to the Consolidated Financial Statements contains the accounting and disclosures for securities impairment pursuant to FASB ASC Topic 320, *Investments – Debt and Equity Securities.*

Fair Value

The Company owns 12 trust preferred securities totaling $14.4 million (par value) issued by banks, thrifts, insurance companies and real estate investment trusts. The market for these securities at December 31, 2012 is not active and markets for similar securities are also not active. Given conditions in the debt markets today and the absence of observable transactions in the secondary and new issue markets, the Company determined the few observable transactions and market quotations that are available are not reliable for purposes of determining fair value at December 31, 2012. It was decided that an income valuation approach technique (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs would be more representative of fair value than the market approach valuation technique used at measurement dates prior to 2008.

The Company enlisted the aid of an independent third party to perform the trust preferred securities valuations. The approach to determining fair value involved the following process:

1. Estimate the credit quality of the collateral using average probability of default values for each issuer (adjusted for rating levels).
2. Consider the potential for correlation among issuers within the same industry for default probabilities (e.g. banks with other banks).
3. Forecast the cash flows for the underlying collateral and apply to each trust preferred security tranche to determine the resulting distribution among the securities.
4. Discount the expected cash flows to calculate the present value of the security.

The effective discount rates on an overall basis generally range from 5.69% to 21.76% and are highly dependent upon the credit quality of the collateral, the relative position of the tranche in the capital structure of the trust preferred securities and the prepayment assumptions.

Based upon the results of the analysis, the Company currently believes that a weighted average price of approximately $0.53 per $1.00 of par value is representative of the fair value of the 12 trust preferred securities.

The Company considered all information available as of December 31, 2012 to estimate the impairment and resulting fair value of the trust preferred securities. These securities are supported by a number of banks and insurance companies located throughout the country. The FDIC has recently indicated that there are many financial institutions still considered troubled banks even after the numerous failures in 2010 and 2011. If the conditions of the underlying banks in the trust preferred securities worsen, there may be additional impairment to recognize in 2013 or later.

A summary of securities held at December 31, 2012, classified according to the earlier of next re-pricing or the maturity date and the weighted average yield for each range of maturities, is set forth below. Fixed-rate mortgage-backed securities are classified by their estimated contractual cash flow, adjusted for current prepayment assumptions. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Amounts in thousands)	
	Fair Value	Weighted Average Yield (1)
U.S. Government agencies and corporations:		
Maturing or repricing within one year	$ —	— %
Maturing or repricing after one year but within five years	3,142	1.250
Maturing or repricing after five years but within ten years	5,046	2.300
Maturing or repricing after ten years	—	—
Total U.S. Government agencies and corporations	$ 8,188	1.897%
U.S. Government mortgage-backed and related securities:		
Maturing or repricing within one year	$ 26,686	1.193%
Maturing or repricing after one year but within five years	23,864	1.817
Maturing or repricing after five years but within ten years	11,351	2.537
Maturing or repricing after ten years	61,580	2.775
Total U.S. Government mortgage-backed and related securities	$123,481	2.226%
Obligations of states and political subdivisions:		
Maturing or repricing within one year	$ 455	6.008%
Maturing or repricing after one year but within five years	1,606	3.824
Maturing or repricing after five years but within ten years	6,379	4.874
Maturing or repricing after ten years	33,876	4.849
Total obligations of states and political subdivisions	$ 42,316	4.826%
Other securities (2):		
Maturing or repricing within one year	$ 7,612	2.382%
Maturing or repricing after one year but within five years	—	—
Maturing or repricing after five years but within ten years	—	—
Maturing or repricing after ten years	3,049	—
Total other securities	$ 10,661	1.701%

(1) The weighted-average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the amortized cost of the

securities outstanding. The weighted-average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amount of adjustment to interest, which is based on the statutory tax rate of 34%, was $707,000.

(2) Regulatory stock is included in the maturing or repricing after ten years maturity bucket.

As of December 31, 2012, there were $8.1 million in callable U.S. Government agencies and $1.2 million in callable obligations of states and political subdivisions that, given current and expected interest rate environments, are likely to be called within the one year time horizon. These securities are categorized according to their contractual maturities, with $2.0 million classified as maturing after one year but within five years, $6.5 million classified as maturing after five years but within ten years and $800,000 classified as maturing after 10 years.

As of December 31, 2012, there was $10.1 million in callable obligations of states and political subdivisions that, given current and expected interest rate environments, have the possibility of being called within the time frame defined as after one year but within five years. These securities are categorized according to their contractual maturities, with $700,000 maturing after one year but within five years, $2.1 million maturing after five years but within ten years and $7.3 million maturing after 10 years.

As of December 31, 2012, the carrying value of all investment securities totaled $184.6 million, a decrease of $1.3 million, or 0.7%, from the prior year. The decrease is partially due to the sale of $3.5 million in trust preferred securities. The Bank's management elected to reinvest the majority of the proceeds from called and paid-down securities that were realized during the twelve months ended December 31, 2012. Additionally, by utilizing the available liquidity, the Bank was able to pay off FHLB advances and fund commercial loans. The investment portfolio represents 38.7% of each deposit dollar, down from 44.0 % at the prior year end. The allocation between single maturity investment securities and mortgage-backed securities shifted to a 33/67 split versus the 38/62 division of the previous year, as mortgage-backed securities increased by $9.8 million, or 8.6% from 2011.

Holdings of obligations of states and political subdivisions showed an increase of $3.3 million, or 8.4%, as purchases were largely offset by calls during the year. Amortization of purchase discounts resulted in a decrease of holdings of U.S. Treasury securities by approximately $10,000, or 7.5%. Investments in U.S. government agencies and corporations decreased by approximately $12.5 million, or 60.7%. The equity investment in General Motors was sold in 2012.

Holdings of trust preferred securities decreased by $1.5 million due to sales. The Company recognized $171,000 of OTTI on its trust preferred securities that flowed through non-interest income. The losses recorded in other comprehensive income decreased by $2.2 million.

Holdings of other securities remained relatively unchanged during the year.

The mix of mortgage-backed securities remained weighted in favor of fixed rate securities in 2012, although the portion of the mortgage-backed portfolio allocated to fixed-rate securities decreased from 96.0% to 88.0%. Floating rate and adjustable rate mortgage-backed securities provide some degree of protection against rising interest rates, while fixed-rate securities perform better in periods of stable-to-slightly declining interest rates. Included in the mortgage-backed securities portfolio are investments in collateralized mortgage obligations, which totaled $31.1 million and $39.4 million at December 31, 2012 and 2011, respectively. There were $4.8 in collateralized mortgage obligations sold in 2012 and $585,000 in collateralized mortgage obligations sold in 2011.

At December 31, 2012, a net unrealized loss of $1.7 million, net of tax, was included in shareholders' equity as a component of other comprehensive loss, as compared to a net unrealized loss of $2.7 million, net of tax, as of December 31, 2011. Lower interest rates generally translate into more favorable market prices for debt securities;

conversely, rising interest rates generally result in depreciation in the market value of debt securities. As the trust preferred securities are in an illiquid market, their valuation is driven by a discounted cash flow model, and the losses therein are the primary determinant of the overall loss position. A partial sale of these securities has lessened unrealized losses.

The Company has $7.6 million in investments considered to be structured notes as of December 31, 2012, a decrease of $1.5 million, or 17.0% from one year ago. The Company has no investments in other derivative products.

Additional information regarding investment securities can be found in Item 8, Notes 1 and 2 to the Consolidated Financial Statements.

DEPOSITS

The Company's deposits are derived from the individuals and businesses located in its primary market area. Total deposits at year-end exhibited an increase of 12.8% to $476.9 million at December 31, 2012, as compared to $422.8 million at December 31, 2011. More than half of the growth is attributed to deposits from customers receiving signing bonuses relating to the lease of mineral rights on properties located in the Utica Shale region.

The Company's deposit base consists of demand deposits, savings, money market and time deposit accounts. Average noninterest-bearing deposits increased 16.9% during 2012, while average interest-bearing deposits increased by 5.3%.

During 2012, noninterest-bearing deposits averaged $77.5 million, or 18.3%, of total average deposits compared to $66.3 million, or 16.8%, of total deposits in 2011. Core deposits, defined as deposits less certificates of deposit greater than $100,000, averaged $353.0 million for the year ended December 31, 2012, an increase of $27.6 million from the average level in 2011. During 2011, core deposits had averaged $325.4 million, an increase of $7.8 million from the preceding year.

Historically, the deposit base of the Company has been characterized by a significant aggregate amount of core deposits. Core deposits represents 83.2% of average total deposits in 2012 compared to 82.3% in 2011. Non-core deposits consist of Jumbo CDs, which are certificates of deposit in the amount of $100,000 or more.

The Company's portfolio of certificates of deposit is sourced primarily from customers in the Bank's immediate market area and does not include brokered deposits.

Over the past five years, noninterest-bearing and interest-bearing checking accounts have been fairly consistent as a percentage of total deposits. These products now comprise 26.0% of total deposits compared to 22.4% five years ago. The following graph depicts how the deposit mix has shifted during this five-year time frame.

AVERAGE DEPOSIT MIX
(in percentages)


40
30
20
10
0
18.3
15.6
7.7
6.8
11.9
6.9
25.3
21.4
16.8
17.3
20.0
32.0
2012
2008
Checking
NOW
Money Market
Savings
Jumbo CDs
Other CDs

Additional information regarding interest-bearing deposits can be found in Item 8, Note 5 to the Consolidated Financial Statements.

OTHER ASSETS AND OTHER LIABILITIES

Premises and equipment totaled $6.6 million at December 31, 2012, an increase of $91,000 from $6.5 million at December 31, 2011. Bank-owned life insurance had a cash surrender value of $14.0 million at December 31, 2012 and $12.9 million at December 31, 2011. The Company purchased $694,000 in bank-owned life insurance in 2012 as part of its funding of executive post retirement benefits. Other assets decreased to $10.6 million at December 31, 2012 from $11.3 million at December 31, 2011. Included in other assets is a prepaid assessment paid to the FDIC in December of 2009. This prepayment is the estimate, based on projected assessment rates and assessment base, made by the FDIC of premiums due until December 31, 2012. On a quarterly basis, this prepayment will be reduced, and at that time expensed, until the prepayment is depleted or June of 2013. The balance was $1.2 million at December 31, 2012, $1.5 million at December 31, 2011 and $2.1 million at December 31, 2010. Other real estate decreased to $145,000 at December 31, 2012 compared to $437,000 at December 31, 2011. Net deferred tax assets measured $5.0 million at December 31, 2012 compared to $6.4 million at December 31, 2011. $1.6 million of the deferred taxes were reclassified to a Federal income tax receivable due to the sale of trust preferred securities with impairment previously recorded.

Other liabilities increased to $4.7 million at December 31, 2012 from $3.9 million at December 31, 2011. The increase in 2012 is due to $630,000 in accruals related to the mortgage banking subsidiary. Other major components are accrued interest on deposits and borrowings which measured $359,000 and $441,000 in 2012 and 2011. Accrued expenses measure $2.7 million at December 31, 2012 and $2.5 million at December 31, 2011. Post-retirement benefits is the largest accrued expense item.

ASSET-LIABILITY MANAGEMENT

The Company's executive management and Board of Directors routinely review the Company's balance sheet structure for stability, liquidity and capital adequacy. The Company has defined a set of key control parameters which provide various measures of the Company's exposure to changes in interest rates. The Company's asset-liability management goal is to produce a net interest margin that is relatively stable despite interest rate volatility, while maintaining an acceptable level of earnings. Net interest income is the difference between total interest earned on a fully taxable equivalent basis and total interest expensed. The net interest margin ratio expresses this difference as a percentage of average earning assets. In the past five years, the net interest margin has averaged 3.51% ranging between 3.19% and 3.72% as depicted in the following graph.


NET INTEREST MARGIN RATIO
(in percentages)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
3.58
3.72
3.59
3.19
3.49
2012
2011
2010
2009
2008

Included among the various measurement techniques used by the Company to identify and manage exposure to changing interest rates is the use of computer-based simulation models. Computerized simulation techniques enable the Company to explore and measure net interest income volatility under alternative asset deployment strategies, different interest rate environments, various product offerings and changing growth patterns.

During 2012, the effective maturities of earning assets tended to shorten as rates in the credit markets remained extremely low. Federal Reserve policy makers kept the short-term rates in the range of 0.00% to 0.25% during all of 2012 in an attempt to ease strains in the financial market, soften the effects of the housing correction and help avoid a recession. With rates low during the year, prepayments on loans and mortgage-backed securities remained high, causing the effective maturities of existing earning assets to shorten during 2012. During the year, management invested the excess funds, with an allocation towards municipal bonds and mortgage-backed securities.

The computerized simulation techniques utilized by management provide a more sophisticated measure of the degree to which the Company's interest sensitive assets and liabilities may be impacted by changes in the general level of interest rates. These analyses show the Company's net interest income remaining relatively neutral within the economic and interest rate scenarios anticipated by management. As previously noted, the Company's net interest margin has remained in the range of 3.19% to 3.72% over the past five years, a period characterized by significant shifts in the mix of earning assets and the direction and level of interest rates. The targeted Federal funds rate during that period ranged from a low of 0.00% to 4.25%, as Federal Reserve monetary policy turned from guarding against deflation to warding off inflationary threats to attempting to recover from a recession and softening the effects of the housing correction.

LIQUIDITY

The central role of the Company's liquidity management is to (1) ensure sufficient liquid funds to meet the normal transaction requirements of its customers, (2) take advantage of market opportunities requiring flexibility and speed, and (3) provide a cushion against unforeseen liquidity needs.

Liquidity risk arises from the possibility that the Company may not be able to satisfy current or future financial commitments or may become unduly reliant on alternative funding sources. The objective of liquidity management is to ensure we have the ability to fund balance sheet growth and meet deposit and debt obligations in a timely and cost-effective manner. Management monitors liquidity through a regular review of asset and liability maturities, funding sources, and loan and deposit forecasts. The Company maintains strategic and contingency liquidity plans to ensure sufficient available funding to satisfy requirements for balance sheet growth, proper management of capital markets funding sources and addressing unexpected liquidity requirements.

Principal sources of liquidity for the Company include assets considered relatively liquid, such as interest-bearing deposits in other banks, federal funds sold, cash and due from banks, as well as cash flows from maturities and repayments of loans, investment securities and mortgage-backed securities.

Anticipated principal repayments on mortgage-backed securities along with investment securities maturing or called amounted to $50.0 million at December 31, 2012, representing 27.1% of the total combined portfolio, compared to $54.7 million, or 29.4%, of the portfolio a year ago.

In order to address the concern of FDIC insurance of larger depositors, the Bank became a member of the Certificate of Deposit Account Registry Service (CDARS®) program in 2009 and the Insured Cash Sweep (ICS) program in 2011. Through CDARS®, the Bank's customers can increase their FDIC insurance by up to $50.0 million through reciprocal certificate of deposit accounts and likewise through ICS, they can accomplish the same through money market savings accounts. This is accomplished by the Bank entering into reciprocal depository relationships with other member banks. The individual customer's large deposit is broken into amounts below $250,000 and placed with other banks that are members of the network. The reciprocal member bank issues certificates of deposit or money market savings accounts in amounts that ensure that the entire deposit is eligible for FDIC insurance. At December 31, 2012, the Bank did not have any deposits in the CDARS® program, but had $2.5 million of deposits in the ICS money market program. For regulatory purposes, CDARS® and ICS are considered a brokered deposit even though reciprocal deposits are generally from customers in the local market.

Along with its liquid assets, the Bank has other sources of liquidity available to it which help to ensure that adequate funds are available as needed. These other sources include, but are not limited to, the ability to obtain deposits through the adjustment of interest rates, the purchasing of federal funds, correspondent bank lines of credit and access to the Federal Reserve Discount Window. The Bank is also a member of the FHLB, which provides its primary source of liquidity. At December 31, 2012, the Bank had approximately $6.8 million available of collateral-based borrowing capacity at FHLB of Cincinnati and $0.6 million of availability at the Federal Reserve Discount window. Additionally, the FHLB has committed a $25.8 million cash management line subject to posting additional collateral. The Bank has access to approximately 5% of total deposits in brokered certificates of deposit that could be used as an additional source of liquidity. At December 31, 2012, the Bank had brokered certificates of deposit of $3.2 million and at December 31, 2011 there was no outstanding balance in brokered certificates of deposit. The Company was also granted a total of $8.5 million in unsecured, discretionary Federal Funds lines of credit with no funds drawn upon as of December 31, 2012 and 2011. Unpledged securities of $67.7 million are also available for borrowing under repurchase agreements, as additional collateral for FHLB lines of credit or to sell to generate liquidity.

CSB obtains its funding through the Bank. It is anticipated that the Bank will utilize short term borrowings under its FHLB cash management line to fund the needs of CSB. Upon establishing an inventory of loans held for sale, such loans may be used as additional collateral for FHLB borrowings.

The Company has other more limited sources of liquidity. In addition to its existing liquid assets, it can raise funds in the securities market through debt or equity offerings or it can receive dividends from the Bank. Generally, the Bank may pay dividends without prior approval as long as the dividend is not more than the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, as long as the Bank remains well-capitalized after the dividend payment. The amount available for dividends in 2013 is $7.1 million plus 2013 profits retained up to the date of the dividend declaration. Future dividend payments by the Bank to the Company are based upon future earnings. The Company has cash of $244,000 at December 31, 2012 available to meet cash needs. It also holds a $6.0 million note receivable, the cash flow from which approximates the debt service on the Junior Subordinated Debentures. Cash is generally used by the Company to pay the quarterly interest payment on the debentures, to pay dividends to common shareholders and to fund operating expenses.

In May 2012, the Bank closed its North Bloomfield branch in an effort to consolidate it with the Bristol branch approximately five miles away. Any loss of deposits or customers did not have a material effect on liquidity or consolidated deposit totals.

Cash and cash equivalents increased from $16.2 million in 2011 to $27.6 million in 2012. The following table details the cash flows from operating activities for the years ended 2012, 2011 and 2010.

	(Amounts in thousands) December 31,		
	2012	2011	2010
Net income	**$ 2,913**	$ 4,072	$ 3,271
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation, amortization and accretion	**3,060**	2,411	1,807
Provision for loan losses	**3,020**	1,196	505
Investment securities gains, net	**(14)**	(882)	(1,018)
Impairment losses on investment securities	**171**	202	2,712
Other real estate losses	**35**	113	55
Originations of mortgage banking loans held for sale	**(244,112)**	(5,410)	(11,856)
Proceeds from the sale of mortgage banking loans	**222,075**	4,887	11,830
Net mortgage banking income	**(1,772)**	(162)	(236)
Proceeds from IRS tax refund	**—**	1,400	(1,400)
Changes in:			
Deferred tax expense (benefit)	**973**	(61)	766
Prepaid FDIC assessment	**272**	647	809
Bank-owned life insurance	**(510)**	(496)	(525)
Federal income tax receivable	**(1,719)**	—	—
Other assets and liabilities	**697**	339	(745)
Net cash flows from operating activities	**$ (14,911)**	$ 8,256	$ 5,975

Key variations stem from: 1) Amortization on investments measured $2.4 million at December 31, 2012 compared to $1.8 million at December 31, 2011 and $1.2 million at December 31, 2010, reflecting more securities purchased at a premium in this low rate environment. 2) $1.9 million of the $3.0 million provision for loan losses in 2012 relates to the charge-off of a single credit. 3) Gains were recognized on the sale, call or maturity of investments of $14,000 in 2012 compared to $882,000 in 2011 and $1.0 million in the same period of 2010. 4) In 2011, a refund of $1.4 million was received from the IRS. This was recorded at December 31, 2010 as a receivable as a result of $6.0 million of impaired security expense considered permanent for tax purposes. 5) Loans held for sale increased by $23.8 million in 2012 compared to $685,000 in 2011 and $210,000 in 2010 due to increased activity of the mortgage banking company. 6) $1.6 million of the deferred taxes were reclassified to a Federal income tax receivable due to the sale of trust preferred securities with impairment previously recorded. Refer to the Consolidated Statements of Cash Flows in Item 8 for a summary of the sources and uses of cash for 2012, 2011 and 2010.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Corporation has various obligations, including contractual obligations and commitments that may require future cash payments.

Contractual Obligations: The following table presents, as of December 31, 2012, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced Item 8, Notes to the Consolidated Financial Statements.

	See Note	(Amounts in thousands) Payments Due in: One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Non-interest bearing deposits		$ 91,675	$ —	$ —	$ —	$ 91,675
Interest bearing deposits (a)	5	232,180	—	—	—	232,180
Average rate (b)		0.13%				0.13%
Certificates of deposit (a)	5	94,631	24,298	8,518	25,599	153,046
Average rate (b)		0.77%	2.06%	1.96%	2.94%	1.41%
Federal funds purchased and security repurchase agreements (a)	6	4,051	—	—	—	4,051
Average rate (b)		0.13%				0.13%
FHLB advances (a)	6	7,500	16,500	18,000	—	42,000
Average rate (b)		1.06%	2.53%	4.07%	4.12%	2.95%
Subordinated debt	7	—	—	—	5,155	5,155
Average rate (b)					1.76%	1.76%
Operating leases	8	99	198	115	33	445

(a) Excludes present and future accrued interest.

(b) Variable rate obligations reflect interest rates in effect at December 31, 2012.

The Company's operating lease obligations represent short and long-term lease and rental payments for the Bank's branch facilities.

The Company also has obligations under its supplemental retirement plans as described in Item 8, Note 9 to the Consolidated Financial Statements. The postretirement benefit payments represent actuarially-determined future benefit payments to eligible plan participants. The Corporation does not have any commitments or obligations to the defined contribution retirement plan (401(k) plan) at December 31, 2012 due to the funded status of the plan. Additional information regarding benefit plans can be found in Item 8, Note 9 to the Consolidated Financial Statements.

Off-balance sheet arrangements/commitments: The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2012. Additional information regarding commitments can be found in Item 8, Note 8 to the Consolidated Financial Statements.

	(Amounts in thousands) One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Commitments to extend credit:					
Commercial (including commercial real estate)	$25,727	$ 1	$271	$19,720	$45,719
Revolving home equity	14,174	—	—	—	14,174
Overdraft protection	9,814	—	—	—	9,814
Other	667	—	—	—	667
Residential real estate	2,131	—	—	44	2,175
Standby letters of credit	403	56	8	10	477
Mortgage banking derivative commitments:					
Interest rate lock commitments	$65,536	—	—	—	$65,536
Forward contracts for the future delivery of mortgage loans	15,731	—	—	—	15,731
Forward contracts for the future purchase of mortgage-backed securities	52,000	—	—	—	52,000

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements since these commitments often expire without being drawn upon.

CAPITAL RESOURCES

Regulatory standards for measuring capital adequacy require banks and bank holding companies to maintain capital based on "risk-adjusted" assets so that categories of assets of potentially higher credit risk require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as standby letters of credit and interest rate swaps.

The risk-based standards classify capital into two tiers. Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative perpetual preferred stock, qualifying trust preferred securities and minority interests less intangibles, disallowed deferred tax assets and the unrealized market value adjustment of investment securities available-for-sale. Tier 2 capital consists of a limited amount of the allowance for loan and lease losses, perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt, and intermediate-term preferred stock.

In April 2009, the FFIEC issued additional instructions for reporting of direct credit substitutions that have been downgraded below investment grade. Included in the definition of a direct credit substitute are mezzanine and subordinated tranches of trust preferred securities and non-agency collateralized mortgage obligations. Adopting these instructions for the 2009 period results in an increase in total risk-weighted assets with an attendant decrease in the risk-based capital and Tier 1 risk-based capital ratios.

As a result of the decline in the value of the Bank's trust preferred securities, the regulatory capital levels of the Bank have declined. As a result of investment downgrades by the rating agencies, all of the 12 trust preferred securities were rated as "highly speculative grade" debt securities. As a consequence, the Bank is required to maintain higher levels of regulatory risk-based capital for these securities due to the greater perceived risk of default by the underlying bank and insurance company issuers. Specifically, regulatory guidance requires the Bank to apply a higher "risk weighting formula" for these securities to calculate its regulatory capital ratios. The result of that calculation increases the Bank's risk-weighted assets for these securities to $55.3 million, well above the $13.9 million in amortized cost of these securities as of December 31, 2012, thereby significantly diluting the regulatory capital ratios.

Regardless of the trust preferred securities risk weighting, the Company met all capital adequacy requirements to which it was subject as of December 31, 2012 and December 31, 2011, as supported by the data in the following table. As of those dates, the Company was "well capitalized" under regulatory prompt corrective action provisions.

	Actual Regulatory Capital Ratios as of:		Regulatory Capital Ratio requirements to be:	
	December 31, 2012	December 31, 2011	Well Capitalized	Adequately Capitalized
Total risk-based capital to risk-weighted assets	**14.10%**	14.18%	10.00%	8.00%
Tier I capital to risk-weighted assets	**13.15%**	13.37%	6.00%	4.00%
Tier I capital to average assets	**9.63%**	10.39%	5.00%	4.00%

Risk-based capital standards require a minimum ratio of 8.00% of qualifying total capital to risk-adjusted total assets with at least 4.00% constituting Tier 1 capital. Capital qualifying as Tier 2 capital is limited to 100.00% of Tier 1 capital. All banks and bank holding companies are also required to maintain a minimum leverage capital ratio (Tier 1 capital to total average assets) in the range of 3.00% to 4.00%, subject to regulatory guidelines. Capital ratios remain within regulatory minimums for "well capitalized" financial institutions.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires banking regulatory agencies to revise risk-based capital standards to ensure that they adequately account for the following additional risks: interest rate, concentration of credit, and non- traditional activities. Accordingly, regulators will subjectively consider an institution's exposure to declines in the economic value of its capital due to changes in interest rates in evaluating capital adequacy. The following table illustrates the Company's components of risk weighted capital ratios and the excess over amounts considered well-capitalized at December 31:

	(Amounts in thousands) 2012	2011
Tier 1 Capital	**$ 53,996**	$ 51,739
Tier 2 Capital	**3,909**	3,142
QUALIFYING CAPITAL	**$ 57,905**	$ 54,881
Risk-Adjusted Total Assets (*)	**$410,773**	$387,091
Tier 1 Risk- Based Capital Excess	**$ 29,350**	$ 28,514
Total Risk- Based Capital Excess	**16,828**	16,172
Total Leverage Capital Excess	**25,966**	27,028

(*) Includes off-balance sheet exposures

Total assets for leverage capital purposes is calculated as average assets less intangibles, disallowed deferred tax assets and the net unrealized market value adjustment of year end investment securities available-for-sale, which averaged $560.6 million and $494.2 million for the years ended December 31, 2012 and December 31, 2011, respectively.

Regulations require that investments designated as available-for-sale are marked-to-market with corresponding entries to the deferred tax account and shareholders' equity. Regulatory agencies, however, exclude these adjustments in computing risk-based capital, as their inclusion would tend to increase the volatility of this important measure of capital adequacy. Additional information regarding regulatory matters can be found in Item 8, Note 12 to the Consolidated Financial Statements.

INTEREST RATE RISK

Interest rate risk is measured as the impact of interest rate changes on the Company's net interest income. Components of interest rate risk comprise re-pricing risk, basis risk and yield curve risk. Re-pricing risk arises due to timing differences in the re-pricing of assets and liabilities as interest rate changes occur. Basis risk occurs when re-pricing assets and liabilities reference different key rates. Yield curve risk arises when a shift occurs in the relationship among key rates across the maturity spectrum.

The effective management of interest rate risk seeks to limit the adverse impact of interest rate changes on the Company's net interest margin, providing the Company with the best opportunity for maintaining consistent earnings growth. Toward this end, management uses computer simulation to model the Company's financial performance under varying interest rate scenarios. These scenarios may reflect changes in the level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships.

The simulation model allows management to test and evaluate alternative responses to a changing interest rate environment. Typically when confronted with a heightened risk of rising interest rates, the Company will evaluate strategies that shorten investment and loan re-pricing intervals and maturities, emphasize the acquisition of floating rate over fixed rate assets, and lengthen the maturities of liability funding sources. When the risk of falling rates is perceived, management will consider strategies that shorten the maturities of funding sources, lengthen the re-pricing intervals and maturities of investments and loans, and emphasize the acquisition of fixed rate assets over floating rate assets. The Company does not currently use financial derivatives, such as interest rate options, swaps, caps, floors or other similar instruments.

Run off rate assumptions for loans are based on the consensus speeds for the various loan types. Investment speeds are based on the characteristics of each individual investment. Re-pricing characteristics are based upon actual information obtained from the Bank's information system data and other related programs. Actual results may differ from simulated results not only due to the timing, magnitude and frequency of interest rate changes, but also due to changes in general economic conditions, changes in customer preferences and behavior, and changes in strategies by both existing and potential competitors.

The following table shows the Company's current estimate of interest rate sensitivity based on the composition of its balance sheet at December 31, 2012. For purposes of this analysis, short-term interest rates as measured by the federal funds rate and the prime lending rate are assumed to increase (decrease) gradually over the next twelve months reaching a level 300 basis points higher (lower) than the rates in effect at December 31, 2012. Under both the rising rate scenario and the falling rate scenario, the yield curve is assumed to exhibit a parallel shift.

During 2012, the Federal Reserve kept its target rate for overnight federal funds constant. At December 31, 2012, the difference between the yield on the ten-year Treasury and the three-month Treasury had decreased to a positive 173 from the positive 187 basis points that existed at December 31, 2011, indicating that the yield curve had become less steeply upward sloping. At December 31, 2012, rates peaked at the 30-year point on the Treasury yield curve. The yield curve remains positively sloping as interest rates continue to increase with a lengthening of maturities, with rates peaking at the long-end of the Treasury yield curve.

The base case against which interest rate sensitivity is measured assumes no change in short-term rates. The base case also assumes no growth in assets and liabilities and no change in asset or liability mix. Under these simulated conditions, the base case projects net interest income of $16.3 million for the year ending December 31, 2013.

	(Amounts in thousands)		
	Net Interest Income	$ Change	% Change
Change in interest rates:			
Graduated increase of +300 basis points	$18,031	$ 1,755	10.8%
Short-term rates unchanged (base case)	16,276		
Graduated decrease of -300 basis points	13,499	(2,777)	(17.1)%

The level of interest rate risk indicated is within limits that management considers acceptable. However, given that interest rate movements can be sudden and unanticipated and are increasingly influenced by global events and circumstances beyond the purview of the Federal Reserve, no assurances can be made that interest rate movements will not impact key assumptions and parameters in a manner not presently embodied by the model.

It is management's opinion that hedging instruments currently available are not a cost effective means of controlling interest rate risk for the Company. Accordingly, the Company does not currently use financial derivatives, such as interest rate options, swaps, caps, floors or other similar instruments.

IMPACT OF INFLATION

Consolidated financial information included herein has been prepared in accordance with U.S. Generally Accepted Accounting Principles, which require the Company to measure financial position and operating results in terms of historical dollars. Changes in the relative value of money due to inflation are generally not considered. Neither the price, timing nor the magnitude of changes directly coincides with changes in interest rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Not applicable to the Company because it is a smaller reporting company.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements included in this Annual Report:

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to a provision of the Dodd-Frank Act which eliminates such requirements for "smaller reporting companies" as defined by the Securities and Exchange Commission regulations.



James M. Gasior
President and Chief Executive Officer

Cortland, Ohio
March 29, 2013



David J. Lucido
Senior Vice President and Chief Financial Officer

Cortland, Ohio
March 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cortland Bancorp
Cortland, Ohio

We have audited the accompanying consolidated balance sheets of Cortland Bancorp (the "Company") and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Cortland Bancorp and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

S.R. Snodgrass, A.C.

S.R. Snodgrass, A.C.
Wexford, Pennsylvania
March 29, 2013

CORTLAND BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Cash and due from banks	**$ 18,538**	$ 10,055
Interest-earning deposits and other earning assets	**9,039**	6,121
Total cash and cash equivalents	**27,577**	16,176
Investment securities available-for-sale (Note 2)	**184,646**	185,916
Loans held for sale	**24,756**	947
Total loans (Note 3)	**317,282**	289,096
Less allowance for loan losses (Note 3)	**(3,825)**	(3,058)
Net loans	**313,457**	286,038
Premises and equipment	**6,565**	6,474
Bank-owned life insurance	**14,009**	12,937
Other assets	**11,230**	11,342
Total assets	**$582,240**	$519,830
LIABILITIES		
Noninterest-bearing deposits	**$ 91,675**	$ 70,726
Interest-bearing deposits (Note 5)	**385,226**	352,039
Total deposits	**476,901**	422,765
Short-term borrowings	**4,051**	4,773
Federal Home Loan Bank advances—short term (Note 6)	**7,500**	6,500
Federal Home Loan Bank advances—long term (Note 6)	**34,500**	31,000
Subordinated debt (Note 7)	**5,155**	5,155
Other liabilities	**4,681**	3,918
Total liabilities	**532,788**	474,111
Commitments and contingent liabilities (Notes 8 and 16)		
SHAREHOLDERS' EQUITY		
Common stock—$5.00 stated value—authorized 20,000,000 shares; issued 4,728,267 shares in 2012 and 2011; outstanding shares, 4,525,518 in 2012 and 4,525,530 in 2011 (Note 1)	**23,641**	23,641
Additional paid-in capital (Note 1)	**20,850**	20,850
Retained earnings	**10,262**	7,485
Accumulated other comprehensive loss (Note 1)	**(1,707)**	(2,663)
Treasury stock, at cost, 202,749 shares in 2012 and 202,737 shares in 2011	**(3,594)**	(3,594)
Total shareholders' equity (Note 14)	**49,452**	45,719
Total liabilities and shareholders' equity	**$582,240**	$519,830

See accompanying notes to consolidated financial statements

CORTLAND BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)

	For the year ended December 31,		
	2012	2011	2010
INTEREST INCOME			
Interest and fees on loans	**$16,260**	$15,264	$14,706
Interest and dividends on investment securities:			
Taxable interest	**3,174**	4,241	5,397
Nontaxable interest	**1,411**	1,421	1,517
Dividends	**139**	133	160
Other interest income	**31**	51	92
Total interest income	**21,015**	21,110	21,872
INTEREST EXPENSE			
Deposits	**2,698**	3,293	4,079
Other short-term borrowings	**5**	5	10
Federal Home Loan Bank advances—short term	**79**	95	847
Federal Home Loan Bank advances—long term	**1,189**	1,247	1,338
Subordinated debt	**100**	92	93
Total interest expense	**4,071**	4,732	6,367
Net interest income	**16,944**	16,378	15,505
PROVISION FOR LOAN LOSSES (Note 3)	**3,020**	1,196	505
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**13,924**	15,182	15,000
NON-INTEREST INCOME			
Fees for customer services	**2,041**	2,229	2,234
Investment securities gains—net	**14**	882	1,018
Impairment losses on investment securities:			
Total other-than-temporary impairment losses	**(35)**	(141)	(43)
Portion of gains recognized in other comprehensive income (before tax)	**(136)**	(61)	(2,669)
Net impairment losses recognized in earnings	**(171)**	(202)	(2,712)
Mortgage banking gains	**1,772**	162	236
Other real estate losses—net	**(35)**	(113)	(55)
Earnings on bank-owned life insurance	**510**	496	525
Other non-interest income	**188**	104	87
Total non-interest income	**4,319**	3,558	1,333
NON-INTEREST EXPENSES			
Salaries and employee benefits	**8,706**	7,366	6,389
Net occupancy and equipment expense	**1,794**	1,734	1,801
State and local taxes	**497**	465	430
FDIC insurance expense	**297**	673	867
Professional fees	**801**	761	750
Loss on partnership	**444**	—	—
Other non-interest expenses	**2,949**	2,476	2,204
Total non-interest expenses	**15,488**	13,475	12,441
INCOME BEFORE FEDERAL INCOME TAX EXPENSE	**2,755**	5,265	3,892
Federal income tax (benefit) expense (Note 10)	**(158)**	1,193	621
NET INCOME	**$ 2,913**	$ 4,072	$ 3,271
EARNINGS PER SHARE, BOTH BASIC AND DILUTED (Note 1)	**$ 0.64**	$ 0.90	$ 0.72
CASH DIVIDENDS DECLARED PER SHARE	**$ 0.03**	$ —	$ —

See accompanying notes to consolidated financial statements

CORTLAND BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the year ended December 31,		
	2012	2011	2010
Net income	**$2,913**	$4,072	$ 3,271
Other comprehensive income (loss):			
Securities available for sale:			
Unrealized holding gains on available-for-sale securities	**1,292**	370	841
Tax effect	**(439)**	(126)	(286)
Reclassification adjustment for other-than-temporary impairment losses on debt securities	**171**	202	2,712
Tax effect	**(58)**	(69)	(922)
Reclassification adjustment for net gains realized in net income	**(14)**	(882)	(1,018)
Tax effect	**4**	300	346
Total other comprehensive income (loss)	**956**	(205)	1,673
Total comprehensive income	**$3,869**	$3,867	$ 4,944

See accompanying notes to consolidated financial statements

CORTLAND BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2009	$23,641	$20,850	$ 142	$(4,131)	$(3,594)	$36,908
Comprehensive income:						
Net income	—	—	3,271	—	—	3,271
Other comprehensive income, net of tax	—	—	—	1,673	—	1,673
Balance at December 31, 2010	23,641	20,850	3,413	(2,458)	(3,594)	41,852
Comprehensive income:						
Net income	—	—	4,072	—	—	4,072
Other comprehensive loss, net of tax	—	—	—	(205)	—	(205)
Balance at December 31, 2011	23,641	20,850	7,485	(2,663)	(3,594)	45,719
Comprehensive income:						
Net income	**—**	**—**	**2,913**	**—**	**—**	**2,913**
Other comprehensive income, net of tax	**—**	**—**	**—**	**956**	**—**	**956**
Common stock transactions:						
Cash dividend declared ($0.03 per share)	**—**	**—**	**(136)**	**—**	**—**	**(136)**
Balance at December 31, 2012	**$23,641**	**$20,850**	**$10,262**	**$(1,707)**	**$(3,594)**	**$49,452**

See accompanying notes to consolidated financial statements

CORTLAND BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the year ended December 31,		
	2012	2011	2010
Net cash (deficit) flow from operating activities			
Net income	**$ 2,913**	$ 4,072	$ 3,271
Adjustments to reconcile net income to net cash flows (deficit) from operating activities:			
Depreciation, amortization and accretion	**3,060**	2,411	1,807
Provision for loan losses	**3,020**	1,196	505
Deferred tax benefit	**973**	(61)	766
Investment securities gains, net	**(14)**	(882)	(1,018)
Impairment losses on investment securities	**171**	202	2,712
Other real estate losses	**35**	113	55
Originations of mortgage banking loans held for sale	**(244,112)**	(5,410)	(11,856)
Proceeds from the sale of mortgage banking loans	**222,075**	4,887	11,830
Net mortgage banking income	**(1,772)**	(162)	(236)
Earnings on bank-owned life insurance	**(510)**	(496)	(525)
Proceeds from IRS refund	**—**	1,400	(1,400)
Changes in:			
Interest receivable	**154**	205	(12)
Interest payable	**(81)**	(94)	(190)
Prepaid FDIC assessment	**272**	647	809
Federal income tax receivable	**(1,719)**	—	—
Other assets and liabilities	**624**	228	(543)
Net cash flows (deficit) from operating activities	**(14,911)**	8,256	5,975
Net cash flow (deficit) from investing activities			
Purchases of securities	**(71,540)**	(57,746)	(85,753)
Proceeds from sales of securities	**24,796**	14,458	15,153
Proceeds from call, maturity and principal payments on securities	**46,884**	44,370	53,682
Net increase in loans made to customers	**(30,509)**	(24,636)	(17,737)
Proceeds from disposition of other real estate	**327**	378	149
Proceeds of bank-owned life insurance	**—**	—	1,138
Purchases of bank-owned life insurance	**(694)**	—	—
Purchases of premises and equipment	**(730)**	(336)	(175)
Net cash deficit from investing activities	**(31,466)**	(23,512)	(33,543)
Net cash flow (deficit) from financing activities			
Net increase in deposit accounts	**54,136**	31,256	4,014
Repayments of Federal Home Loan Bank advances	**(1,500)**	(23,500)	(15,500)
Proceeds from Federal Home Loan Bank	**6,000**	8,000	12,000
Net decrease in short-term borrowings	**(722)**	(128)	(1,965)
Dividends paid	**(136)**	—	—
Net cash flow (deficit) from financing activities	**57,778**	15,628	(1,451)
Net change in cash and cash equivalents	**11,401**	372	(29,019)
Cash and cash equivalents			
Beginning of period	**16,176**	15,804	44,823
End of period	**$ 27,577**	$ 16,176	$ 15,804
Supplemental disclosures:			
Cash paid during the period for:			
Income taxes	**$ 400**	$ 1,490	$ 1,395
Interest	**$ 4,152**	$ 4,826	$ 6,557
Transfer of loans to other real estate owned	**$ 70**	$ 80	$ 365

See accompanying notes to consolidated financial statements

CORTLAND BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and financial reporting policies of Cortland Bancorp, and its bank subsidiary, The Cortland Savings and Banking Company, reflect banking industry practices and conform to U.S. generally accepted accounting principles. A summary of the significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements is set forth below.

Principles of Consolidation: The consolidated financial statements include the accounts of Cortland Bancorp (the Company) and its wholly-owned subsidiaries, Cortland Savings and Banking Company (the Bank), CSB Mortgage Company, Inc. and New Resources Leasing Co. All significant intercompany balances and transactions have been eliminated.

Industry Segment Information: The Company and its subsidiaries operate in the domestic banking industry which accounts for substantially all of the Company's assets, revenues and operating income. The Company, through the Bank, grants residential, consumer, and commercial loans and offers a variety of saving plans to customers located primarily in the Northeastern Ohio and Western Pennsylvania area. ASC Topic 280 *Segment Reporting* requires that an enterprise report selected information about operating segments in its financial reports issued to its shareholders. Based on the analysis performed by the Company, management has determined that the Company only has one operating segment, which is commercial banking. The chief operating decision-makers use consolidated results to make operating and strategic decisions, and therefore, are not required to disclose any additional segment information.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flow: Cash and cash equivalents include cash on hand and amounts due from banks, both interest and non-interest bearing. The Company reports net cash flows for customer loan transactions, deposit transactions and deposits made with other financial institutions.

Investment Securities: Investments in debt and equity securities are classified as available-for-sale, held-to-maturity or trading. Securities classified as available-for-sale are those that could be sold for liquidity, investment management, or similar reasons, even though management has no present intentions to do so. Securities classified as held-to-maturity are those that management has the positive intent and ability to hold to maturity. The Company currently has no securities classified as held-to-maturity or trading.

Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of shareholders' equity, net of tax effects. Realized gains or losses on dispositions are based on net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. Interest income includes amortization of purchase premium or discount premiums. Premiums and discounts on securities are amortized on the level-yield method without anticipating payments, except for both U.S. Government and private-label mortgage-backed and related securities where twelve months of historical prepayments are taken into consideration.

Other-than-Temporary Investment Security Impairment: Securities are evaluated periodically to determine whether a decline in value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, along with the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term "other-than-temporary" is not intended to indicate that the decline in value is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable and that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Unrealized losses on investments have not been recognized into income. However, once a decline in value is determined to be other-than-temporary, the credit related other-than-temporary impairment (OTTI) is recognized in earnings while the non-credit related OTTI on securities not expected to be sold is recognized in other comprehensive income (loss).

Loans: Loans are stated at the principal amount outstanding net of the unamortized balance of deferred loan origination fees and costs. Deferred loan origination fees and costs are amortized as an adjustment to the related loan yield over the contractual life using the level-yield method. Interest income on loans is accrued over the term of the loans based on the amount of principal outstanding. The accrual of interest is discontinued on a loan when management determines that the collection of interest is doubtful. Generally a loan is placed on non-accrual status once the borrower is 90 days past due on payments, or whenever sufficient information is received to question the collectability of the loan or any time legal proceedings are initiated involving a loan. Interest income accrued up to the date a loan is placed on non-accrual is reversed through interest income. Cash payments received while a loan is classified as non-accrual are recorded as a reduction to principal or reported as interest income according to management's judgment as to the collectability of principal. A loan is returned to accrual status when either all of the principal and interest amounts contractually due are brought current and future payments are, in management's judgment, collectable, or when it otherwise becomes well secured and in the process of collection. When a loan is charged-off, any interest accrued but not collected on the loan is charged against earnings. The same treatment is applied to impaired loans.

Loans Held for Sale: The Company originates certain residential mortgage loans for sale in the secondary mortgage loan market. The Company concurrently sells the rights to service the related loans. These loans are classified as loans held for sale, and carried at the estimated fair value based on secondary market prices. Adjustments to the fair value of loans held for sale are included in "mortgage banking gains" in the consolidated statements of income. Deferred fees and costs related to loans held for sale are not amortized, but included in the cost basis at the time of sale.

Allowance for Loan Losses (ALLL) and Allowance for Losses on Lending Related Commitments: Management establishes the allowance for loan losses based upon its evaluation of the pertinent factors underlying the types and quality of loans in the portfolio. Commercial loans and commercial real estate loans are reviewed on a regular basis with a focus on larger loans, along with loans which have experienced past payment or financial deficiencies. Larger commercial loans and commercial real estate loans are evaluated for impairment in accordance with the Bank's loan review policy. These loans are analyzed to determine if they are "impaired," which means that it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All loans that are delinquent 90 days and are placed on non-accrual status are evaluated on an individual basis. Allowances for loan losses on impaired loans are determined using the estimated future cash flows of the loan, discounted to their present value using the loan's effective interest rate, or in most cases, the estimated fair value of the underlying collateral. If the analysis indicates a collection shortfall, a specific reserve is allocated to loans on an individual basis which are reviewed for impairment. The remaining loans are evaluated and classified as groups of loans with similar risk characteristics.

Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated. Estimates of credit losses should reflect consideration of all significant factors that affect collectability of the portfolio. While historical loss experience provides a reasonable starting point, historical losses, or even recent trends in losses are not, by themselves, a sufficient basis to determine the appropriate level for the ALLL. Management will also consider any factors that are likely to cause estimated credit losses associated with the Bank's current portfolio to differ from historical loss experience. Factors include, but are not limited to, changes in lending policies and procedures, including underwriting standards and collection, charge-offs, and recovery practices; changes in economic trends; changes in the nature and volume of the portfolio; changes in the experience and ability of lending management and the depth of staff; changes in the trend, volume and severity of past-due and classified loans, and trends in the volume of non-accrual loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; levels and trends in classification; declining trends in performance; structure and lack of performance measures and migration between risk classifications.

Key risk factors and assumptions are updated to reflect actual experience and changing circumstances. While management may periodically allocate portions of the ALLL for specific problem loans, the entire ALLL is available for any charge-offs that occur.

Certain collateral dependent loans are evaluated individually for impairment, based on management's best estimate of discounted cash repayments and the anticipated proceeds from liquidating collateral. The actual timing and amount of repayments and the ultimate realizable value of the collateral may differ from management's estimates.

The expected loss for certain other commercial credits utilizes internal risk ratings. These loss estimates are sensitive to changes in the customer's risk profile, the realizable value of collateral, other risk factors and the related loss experience of other credits of similar risk. Consumer credits generally employ statistical loss factors, adjusted for other risk indicators, applied to pools of similar loans stratified by asset type. These loss estimates are sensitive to changes in delinquency status and shifts in the aggregate risk profile.

The Company maintains an allowance for losses on unfunded commercial lending commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for loan losses. This allowance is reported as a liability on the consolidated balance sheet within accrued expenses and other liabilities, while the corresponding provision for these losses is recorded as a component of other expense.

Loan Charge-off Policies: Consumer loans are generally fully or partially charged down to the fair value of collateral securing the asset prior to the loan becoming 180 days past due, unless the loan is well secured and in the process of collection. All other loans are generally charged down to the net realizable value when the loan is 90 days past due.

Troubled Debt Restructurings (TDR): A loan is classified as a TDR when management grants a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, except in situations of economic difficulties. Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches non-accrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. In addition to the allowance for the pooled portfolios, management has developed a separate allowance for loans that are identified as impaired through aTDR. These loans are excluded from pooled loss forecasts and a separate reserve is provided under the accounting guidance for loan impairment.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed generally on the straight-line method over the estimated useful lives (5 to 40 years) of the various assets. Maintenance and repairs are expensed and major improvements are capitalized.

Other Real Estate: Real estate acquired through foreclosure or deed-in-lieu of foreclosure is included in other assets on the consolidated balance sheets. Such real estate is carried at the lower of cost or fair value less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time of acquisition is accounted for as a loan loss. Any subsequent reduction in fair market value is reflected as a valuation allowance through a charge to income. Costs of significant property improvements are capitalized, whereas costs relating to holding and maintaining the property are charged to expense.

Intangible Asset: A core deposit intangible asset resulting from a branch acquisition was being amortized over a 15 year period. The intangible asset was fully amortized at December 31, 2010, and was included in other assets on the consolidated balance sheets. The annual expense was $24,000 in 2010.

Cash Surrender Value of Life Insurance: Bank-owned life insurance (BOLI) represents life insurance on the lives of certain Company employees, officers and directors who have provided positive consent allowing the Company to be the co-beneficiary of such policies. Since the Company is the owner of the insurance policies, increases in the cash value of the policies, as well as its share of insurance proceeds received, are recorded in other noninterest income, and are not subject to income taxes. The cash value of the policies is included on the consolidated balance sheets. The Company reviews the financial strength of the insurance carriers prior to the purchase of BOLI and quarterly thereafter. The amount of BOLI with any individual carrier is limited to 15% of Tier I Capital. The Company has purchased BOLI to provide a long-term asset to offset long-term benefit liabilities, while generating competitive investment yields.

Endorsement Split-Dollar Life Insurance Arrangement: The Company maintains a liability for the death benefit promised under split-dollar life insurance arrangements.

Derivative Instruments and Hedging Activities: To mitigate interest rate risk associated with commitments made to borrowers for mortgage loans that have not yet closed and that are intended for sale in the secondary markets, the Company may enter into commitments to sell loans or mortgage-backed securities, considered to be derivatives, to limit exposure to potential movements in market interest rates. The Company also enters into contracts for the future delivery of residential mortgage loans when interest rate locks are entered into in order to economically hedge potential adverse effects of changes in interest rates. These contracts are also derivative instruments. All derivative instruments are recognized as either other assets or other liabilities at fair value in the consolidated balance sheets. Gains or losses are recorded as part of mortgage banking gains on the consolidated statements of income.

Advertising: The Company expenses advertising costs as incurred.

Income Taxes: A deferred tax liability or asset is determined at each balance sheet date. It is measured by applying currently enacted tax laws to future amounts that result from differences in the financial statement and tax bases of assets and liabilities.

Other Comprehensive Income: Accumulated other comprehensive income (loss) for the Company is comprised solely of unrealized holding gains (losses) on available-for-sale securities, net of tax.

Per Share Amounts: Basic and diluted earnings per common share are based on weighted average shares outstanding.

The following table sets forth the computation of basic earnings per common share and diluted earnings per common share:

	Years Ended December 31,		
	2012	2011	2010
Net income (amounts in thousands)	**$ 2,913**	$ 4,072	$ 3,271
Weighted average common shares outstanding	**4,525,524**	4,525,538	4,525,546
Basic earnings per common share	**$ 0.64**	$ 0.90	$ 0.72
Diluted earnings per common share	**$ 0.64**	$ 0.90	$ 0.72

Off-Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Reclassifications: Certain items in the financial statements for 2011 and 2010 have been reclassified to conform to the 2012 presentation.

Authoritative Accounting Guidance:

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company has provided the necessary disclosure in Note 11.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this Update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments in this Update should be applied retrospectively, and early adoption is permitted. The Company has provided the necessary disclosure in the Consolidated Statements of Comprehensive Income.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This ASU is not expected to have a significant impact on the Company's financial statements.

In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. Entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has provided the necessary disclosure in the Consolidated Statements of Comprehensive Income.

In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. This ASU is not expected to have a significant impact on the Company's financial statements.

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is currently evaluating the impact that these disclosures will have on its financial statements.

NOTE 2—INVESTMENT SECURITIES

The following is a summary of investment securities:

	(Amounts in thousands)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012				
Investment securities available-for-sale				
U.S. Treasury securities	**$ 113**	**$ 10**	**$ —**	**$ 123**
U.S. Government agencies and corporations	**8,038**	**27**	**—**	**8,065**
Obligations of states and political subdivisions	**40,374**	**1,973**	**31**	**42,316**
U.S. Government-sponsored mortgage-backed securities	**90,858**	**2,071**	**590**	**92,339**
U.S. Government-sponsored collateralized mortgage obligations	**30,917**	**300**	**75**	**31,142**
Trust preferred securities	**13,883**	**—**	**6,271**	**7,612**
Total debt securities	**184,183**	**4,381**	**6,967**	**181,597**
Regulatory stock	**3,049**	**—**	**—**	**3,049**
Total available-for-sale	**$187,232**	**$4,381**	**$6,967**	**$184,646**
December 31, 2011				
Investment securities available-for-sale				
U.S. Treasury securities	$ 119	$ 14	$ —	$ 133
U.S. Government agencies and corporations	20,280	262	—	20,542
Obligations of states and political subdivisions	37,419	1,602	2	39,019
U.S. Government-sponsored mortgage-backed securities	71,078	3,102	91	74,089
U.S. Government-sponsored collateralized mortgage obligations	39,131	318	255	39,194
Private-label mortgage-backed securities	127	3	—	130
Private-label collateralized mortgage obligations	518	—	267	251
Trust preferred securities	17,600	4	8,459	9,145
Total debt securities	186,272	5,305	9,074	182,503
Regulatory stock	3,049	—	—	3,049
General Motors equity investments	631	—	267	364
Total available-for-sale	$189,952	$5,305	$9,341	$185,916

At December 31, 2012 and 2011, regulatory stock consisted of $2.8 million and $226,000, respectively, in Federal Home Loan Bank (FHLB) stock and Federal Reserve Bank (FED) stock. Each investment is carried at cost, and the Company is required to hold such investments as a condition of membership in order to transact business with the FHLB and the FED.

The Bank is a member of the FHLB of Cincinnati and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated by management. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance, (c) the impact of legislative and regulatory changes on the customer base of the FHLB and (d) the liquidity position of the FHLB.

While the FHLBs have been negatively impacted by the current economic conditions, the FHLB of Cincinnati has reported profits for 2012, remains in compliance with regulatory capital and liquidity requirements, continues to pay dividends on stock and makes redemptions at par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2012 or 2011.

The amortized cost and fair value of debt securities at December 31, 2012, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Amounts in thousands) Amortized Cost	Fair Value
Investment securities available-for-sale		
Due in one year or less	**$ 172**	**$ 178**
Due after one year through five years	**4,666**	**4,749**
Due after five years through ten years	**11,046**	**11,425**
Due after ten years	**46,524**	**41,764**
Total investment securities available-for-sale	**62,408**	**58,116**
U.S. Government-sponsored mortgage-backed and related securities	**121,775**	**123,481**
Total investment securities	**$184,183**	**$181,597**

The following table sets forth the proceeds, gains and losses realized on securities sold or called for each of the years ended December 31:

	(Amounts in thousands) 2012	2011	2010
Securities sold	**$24,796**	$14,458	$15,153
Gross realized gains	**1,168**	562	920
Gross realized losses	**1,188**	33	—
Securities called	**2,537**	1,939	7,914
Gross realized gains	**8**	9	98
Gross realized losses	**4**	—	—
Exchange on General Motors securities:			
Gross realized gains	**30**	344	—

Investment securities with a carrying value of approximately $107.6 million at December 31, 2012 and $106.4 million at December 31, 2011 were pledged to secure deposits and for other purposes. The remaining securities provide an adequate level of liquidity.

The following is a summary of the fair value of securities with unrealized losses and an aging of those unrealized losses at December 31, 2012:

	Less than 12 Months		(Amounts in thousands) 12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored mortgage-backed securities	**$ —**	**$—**	**$47,358**	**$ 590**	**$47,358**	**$ 590**
U.S. Government-sponsored collateralized mortgage obligations	**—**	**—**	**4,825**	**75**	**4,825**	**75**
Obligations of states and political subdivisions	**4,176**	**31**	**—**	**—**	**4,176**	**31**
Trust preferred securities	**—**	**—**	**7,612**	**6,271**	**7,612**	**6,271**
Total	**$4,176**	**$ 31**	**$59,795**	**$6,936**	**$63,971**	**$6,967**

The above table represents 46 investment securities where the fair value is less than the related amortized cost.

The following is a summary of the fair value of securities with unrealized losses and an aging of those unrealized losses at December 31, 2011:

	(Amounts in thousands)					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored mortgage-backed securities	$13,593	$ 91	$ —	$ —	$13,593	$ 91
U.S. Government-sponsored collateralized mortgage obligations	14,866	220	1,858	35	16,724	255
Private-label collateralized mortgage obligation	—	—	249	267	249	267
Obligations of states and political subdivisions	—	—	1,064	2	1,064	2
Trust preferred securities	—	—	8,628	8,459	8,628	8,459
General Motors equity investments	364	267	—	—	364	267
Total	$28,823	$578	$11,799	$8,763	$40,622	$9,341

The above table represents 45 investment securities where the current value is less than the related amortized cost.

The trust preferred securities with an unrealized loss represent pools of trust preferred debt primarily issued by bank holding companies and insurance companies. The unrealized loss on these securities at December 31, 2012 was $6.3 million, compared to an $8.5 million loss at December 31, 2011.

The unrealized losses on the Company's investment in obligations of states and political subdivisions, U.S. Government-sponsored mortgage-backed securities, and U.S. Government-sponsored collateralized mortgage obligations were caused by changes in market rates and related spreads, as well as reflecting current distressed conditions in the credit markets and the market's on-going reassessment of appropriate liquidity and risk premiums. It is expected that the securities would not be settled at less than the amortized cost of the Company's investment because the decline in fair value is attributable to changes in interest rates and relative spreads and not credit quality. Also, the Company does not intend to sell those investments and it is not more-likely-than-not that the Company will be required to sell the investments before recovery of its amortized cost basis less any current period credit loss. The Company does not consider those investments to be other-than-temporarily impaired at December 31, 2012.

Securities Deemed to be Other-Than-Temporarily Impaired

The Company reviews investment debt securities on an ongoing basis for the presence of other-than-temporary impairment (OTTI) with formal reviews performed quarterly.

For debt securities in an unrealized loss position, FASB ASC topic 320, *Investments – Debt and Equity Securities* requires an entity to assess whether (a) it has the intent to sell the debt security or (b) it is more-likely-than-not that it will be required to sell the debt security before its anticipated recovery. If either of these conditions is met, an OTTI on the security must be recognized.

In instances in which a determination is made that a credit loss (defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis) exists but the entity does not intend to sell the debt security and it is not more-likely-than-not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis (i.e., the amortized cost basis less any current-period credit loss), ASC topic 320 defines the presentation and amount of the OTTI recognized in the income statement.

In these instances, the impairment is separated into (a) the amount of the total impairment related to the credit loss, and (b) the amount of the total impairment related to all other factors. The amount of the total OTTI related to the credit loss is recognized in earnings. The amount of the total impairment related to all other factors is recognized in comprehensive income. The total other-than-temporary impairment is presented in the income statement with an offset for the amount of the total other-than-temporary impairment that is recognized in comprehensive income.

As more fully disclosed in Note 11, the Company assessed the impairment of certain securities currently in an illiquid market. Through the impairment assessment process, the Company determined that the investments discussed in the following table were other-than-temporarily impaired at December 31, 2012 and 2011. The Company recorded impairment credit losses in earnings on available-for-sale securities of $171,000, $202,000 and $2,712,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The $136,000, $61,000 and $2,669,000 represents a previously recorded non-credit portion of impairment that was recognized in other comprehensive loss and represents credit-related impairments during the years ended December 31, 2012, 2011 and 2010 respectively.

	(Amounts in thousands) December 31,		
	2012	2011	2010
Trust preferred securities	**$171**	$202	$2,712
Total	**$171**	$202	$2,712

As of December 31, 2012, the Company recognized cumulative OTTI of $351,000 attributable to 2 trust preferred securities with a cost basis of $2.8 million. As of December 31, 2011, the Company recognized cumulative OTTI of $16.6 million attributable to 20 trust preferred securities with a cost basis of $22.6 million. The impairment charges were recognized after determining the likely future cash flows of these securities had been adversely impacted. Refer to Note 11 for additional discussion of trust preferred securities impairment.

The following provides a cumulative roll forward of credit losses recognized in earnings for trust preferred securities held for the years ended:

	(Amounts in thousands) December 31,		
	2012	2011	2010
Beginning balance	**$ 10,674**	$10,472	$13,687
Reduction for debt securities for which other-than-temporary impairment has been previously recognized and there is no related other comprehensive income	**—**	—	(5,927)
Credit losses on debt securities for which other-than-temporary impairment has not been previously recognized	**—**	—	97
Additional credit losses on debt securities for which other-than-temporary impairment was previously recognized	**171**	202	2,615
Sale of debt securities	**(10,494)**	—	—
Ending balance	**$ 351**	$10,674	$10,472

During the third quarter of 2012, the Company explored the possible sale of the trust preferred securities collateralized by banks through various brokerage firms. With the lack of an active market for these securities, the brokers sought bids individually for the securities from potential buyers in their client base. Through this process, the Company was able to sell 19 of the 22 bank collateralized positions realizing a nominal net loss of

$164,000. All of these securities exhibited evidence of significant deterioration in issuers' creditworthiness. The three remaining bank collateralized positions, as well as the 9 positions collateralized by insurance companies, have historically not exhibited material other-than-temporary impairment, thus were excluded from sale considerations. The Company continues to have both the intent and ability to hold these securities to maturity. Also during the third quarter of 2012, the Company disposed of the two remaining private-label mortgage-backed securities, thereby eliminating all future risk and uncertainty relating to this investment category. A net loss of $288,000 was realized on the sale of these securities.

In April 2011, as approved by the U.S. Bankruptcy court, unsecured bondholders of General Motors Corporation ("GM") began receiving partial distributions in accordance with the Amended Joint Chapter 11 Plan (the "Plan"). The Company owned $2.4 million par value of unsecured bonds determined to be other than temporarily impaired in 2008 and written down by $1.3 million in 2008 and $815,000 in 2009 to a value of $287,000. In accordance with the Plan, the Company received in exchange for the bonds 9,564 shares of GM common shares, 8,694 GM Class A Warrants exercisable at $10.00 per share, 8,694 GM Class B Warrants exercisable at $18.33 per share and 2,401 shares of Motors Liquidation Company GUC Trust in several distributions during 2011 and 2012. On November 29, 2012, the Company elected to sell all of its shares of GM common stock, all shares of GM Class A and Class B Warrants and all shares of Motors Liquidation Company GUC Trust. The Company realized a net loss of $139,000 on this transaction. The Company still holds escrow stubs representing any remaining distributions from the bankruptcy trust.

At December 31, 2012, there was $2.8 million of investment securities considered to be in non-accrual status. This balance is comprised of 3 of its 12 investments in trust preferred securities. As a result of the delay in the collection of interest payments, management placed these securities in non-accrual status. Current estimates indicate that the interest payment delays may exceed ten years. All other trust preferred securities remain in accrual status.

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES

The Company, through the Bank, grants residential, consumer and commercial loans to customers located primarily in Northeastern Ohio and Western Pennsylvania.

The following represents the composition of the loan portfolio for the period ending:

	(Amounts in thousands)			
	December 31, 2012		December 31, 2011	
	Balance	%	Balance	%
Commercial real estate	**$193,417**	**61.1**	$160,319	55.5
Commercial	**62,312**	**19.6**	60,233	20.8
Residential real estate	**39,091**	**12.3**	45,780	15.8
Consumer—other	**4,552**	**1.4**	5,848	2.0
Consumer—home equity	**17,910**	**5.6**	16,916	5.9
Total loans	**$317,282**		$289,096	

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, the Company has segmented loans in the portfolio by product type. Loans are segmented into the following pools: commercial loans, commercial real estate loans, residential real estate loans and consumer loans. The Company also sub-segments the consumer loan portfolio into the following two classes: home equity loans and other consumer loans. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. These historical loss percentages are calculated over multiple periods for all portfolio segments. Management evaluates these results and utilizes the most reflective period in the calculation. Certain qualitative factors are then added to the historical allocation percentage to get the adjusted factor.

These factors include, but are not limited to, the following:

Factor Considered:	Risk Trend:
Levels of and trends in charge-offs, classifications and non-accruals	Stable
Trends in volume and terms	Increasing
Changes in lending policies and procedures	Stable
Experience, depth and ability of management	Stable
Economic trends	Increasing
Concentrations of credit	Increasing

The following factors are analyzed and applied to loans internally graded with higher risk credit in addition to the above factors for non-classified loans:

Factor Considered:	Risk Trend:
Levels and trends in classification	Stable
Declining trends in financial performance	Stable
Structure and lack of performance measures	Stable
Migration between risk categories	Stable

The following is an analysis of changes in the allowance for loan losses:

	(Amounts in thousands)					
	Commercial	Commercial real estate	Consumer - other	Consumer - home equity	Residential real estate	Total
December 31, 2012						
Balance at beginning of period	**$ 565**	**$1,803**	**$ 92**	**$128**	**$ 470**	**$ 3,058**
Loan charge-offs	**(1,937)**	**(36)**	**(152)**	**(59)**	**(231)**	**(2,415)**
Recoveries	**9**	**37**	**57**	**13**	**46**	**162**
Net loan charge-offs	**(1,928)**	**1**	**(95)**	**(46)**	**(185)**	**(2,253)**
Provision charged to operations	**2,002**	**812**	**107**	**41**	**58**	**3,020**
Balance at end of period	**$ 639**	**$2,616**	**$ 104**	**$123**	**$ 343**	**$ 3,825**

	Commercial	Commercial real estate	Consumer - other	Consumer - home equity	Residential real estate	Total
December 31, 2011						
Balance at beginning of period	$ 249	$1,611	$ 112	$111	$ 418	$ 2,501
Loan charge-offs	—	(211)	(168)	(91)	(362)	(832)
Recoveries	3	118	60	6	6	193
Net loan charge-offs	3	(93)	(108)	(85)	(356)	(639)
Provision charged to operations	313	285	88	102	408	1,196
Balance at end of period	$ 565	$1,803	$ 92	$128	$ 470	$ 3,058

	Commercial	Commercial real estate	Consumer - other	Consumer - home equity	Residential real estate	Total
December 31, 2010						
Balance at beginning of period	$209	$1,666	$ 157	$ 90	$ 315	$2,437
Loan charge-offs	(1)	(204)	(168)	(14)	(229)	(616)
Recoveries	—	58	96	3	18	175
Net loan charge-offs	(1)	(146)	(72)	(11)	(211)	(441)
Provision charged to operations	41	91	27	32	314	505
Balance at end of period	$249	$1,611	$ 112	$111	$ 418	$2,501

The total allowance of $3.825 million reflects management's estimate of loan losses inherent in the loan portfolio at the consolidated balance sheet date. The following tables present a full breakdown by portfolio segment, the changes in the allowance for loan losses and the recorded investment in loans for the years ended December 31, 2012 and 2011:

(Amounts in thousands)

	Commercial	Commercial real estate	Consumer - other	Consumer - home equity	Residential real estate	Total
December 31, 2012						
Allowance for loan losses:						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	**$ 49**	**$ 423**	**$ —**	**$ —**	**$ —**	**$ 472**
Collectively evaluated for impairment	**590**	**2,193**	**104**	**123**	**343**	**3,353**
Total ending allowance balance	**$ 639**	**$ 2,616**	**$ 104**	**$ 123**	**$ 343**	**$ 3,825**
Loan Portfolio:						
Individually evaluated for impairment	**$ 49**	**$ 5,031**	**$ —**	**$ —**	**$ —**	**$ 5,080**
Collectively evaluated for impairment	**62,263**	**188,386**	**4,552**	**17,910**	**39,091**	**312,202**
Total ending loans balance	**$62,312**	**$193,417**	**$4,552**	**$17,910**	**$39,091**	**$317,282**

	Commercial	Commercial real estate	Consumer - other	Consumer - home equity	Residential real estate	Total
December 31, 2011						
Allowance for loan losses:						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ 69	$ 55	$ —	$ —	$ —	$ 124
Collectively evaluated for impairment	496	1,748	92	128	470	2,934
Total ending allowance balance	$ 565	$ 1,803	$ 92	$ 128	$ 470	$ 3,058
Loan Portfolio:						
Individually evaluated for impairment	$ 69	$ 2,618	$ —	$ —	$ —	$ 2,687
Collectively evaluated for impairment	60,164	157,701	5,848	16,916	45,780	286,409
Total ending loans balance	$60,233	$160,319	$5,848	$16,916	$45,780	$289,096

The following tables represent credit exposures by internally assigned grades for years ended December 31, 2012 and 2011, respectively. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company's internal credit risk grading system is based on experiences with similarly graded loans.

The Company's internally assigned grades are as follows:

- *Pass*—loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral. Within this category, there are grades of exceptional, quality, acceptable and pass monitor.
- *Special Mention*—loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.
- *Substandard*—loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.
- *Doubtful*—loans classified as doubtful have all the weaknesses inherent in a substandard asset but with the severity which make collection in full highly questionable and improbable, based on existing circumstances.
- *Loss*—loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted. This rating does not mean that the assets have no recovery or salvage value but rather that the assets should be charged off now, even though partial or full recovery may be possible in the future.

The following is a summary of credit quality indicators by internally assigned grade as of December 31, 2012 and 2011.

	(Amounts in thousands)		
	Commercial	Commercial real estate	Total
December 31, 2012			
Pass	**$60,387**	**$175,367**	**$235,754**
Special Mention	**1,182**	**11,135**	**12,317**
Substandard	**743**	**6,915**	**7,658**
Doubtful/Loss	**—**	**—**	**—**
Ending Balance	**$62,312**	**$193,417**	**$255,729**

	Commercial	Commercial real estate	Total
December 31, 2011			
Pass	$57,545	$142,781	$200,326
Special Mention	503	8,269	8,772
Substandard	2,185	9,269	11,454
Doubtful/Loss	—	—	—
Ending Balance	$60,233	$160,319	$220,552

The Company evaluates the classification of consumer, home equity and residential loans primarily on a pooled basis. If the Company becomes aware that adverse or distressed conditions exist that may affect a particular loan, the loan is downgraded following the above definitions of special mention and substandard.

The following is a summary of consumer credit exposure as of December 31, 2012 and 2011.

	(Amounts in thousands) Consumer-other	Consumer - home equity	Residential real estate
December 31, 2012			
Performing	**$4,525**	**$17,838**	**$38,602**
Nonperforming	**27**	**72**	**489**
Total	**$4,552**	**$17,910**	**$39,091**

	Consumer-other	Consumer - home equity	Residential real estate
December 31, 2011			
Performing	$4,775	$16,805	$44,938
Nonperforming	1,073	111	842
Total	$5,848	$16,916	$45,780

Loans are considered to be nonperforming when they become 90 days past due or on nonaccrual status, though the Company may be receiving partial payments of interest and partial repayments of principal on such loans. When a loan is placed in non-accrual status, previously accrued but unpaid interest is deducted from interest income. Loans in foreclosure are considered nonperforming.

Troubled Debt Restructuring

Nonperforming loans also include certain loans that have been modified in trouble debt restructurings (TDRs) where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Company's loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower's sustained repayment performance for a reasonable period, generally nine months.

There were $2.9 million in TDRs at December 31, 2012 and $1.2 million at December 31, 2011. The total interest recognized on these loans was $165,000, $69,000 and $90,000 for the periods ending December 31, 2012, 2011 and 2010, respectively. Had the loans not been restructured, no additional interest would have had been recorded at December 31, 2012, while $16,000 at December 31, 2011 and $12,000 at December 31, 2010 would have been recorded.

The following presents, by class, information related to loans modified in a TDR during the periods ended (1):

(Amounts in thousands)

Troubled Debt Restructurings (amounts in thousands)	December 31, 2012			December 31, 2011			December 31, 2010		
	Number of Contracts	Recorded Investment (as of period end)	Increase in the Allowance (as of period end)	Number of Contracts	Recorded Investment (as of period end)	Increase in the Allowance (as of period end)	Number of Contracts	Recorded Investment (as of period end)	Increase in the Allowance (as of period end)
Commercial Real Estate	**4**	**$1,721**	**$148**	**—**	**$—**	**$—**	—	$1,155	$23
Total	**4**	**$1,721**	**$148**	**—**	**$—**	**$—**	—	$1,155	$23

(1) The period end balances are inclusive of all partial paydowns and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged-off, or foreclosed upon by period end are not reported.

Of the 4 additions to troubled debt restructured loans, 3 had no interest rate changes. Restructuring involved items such as new guarantees, additional loans and loan term changes. One loan had a rate reduction from 6.5% to 5.0%.

There were no loans modified in a TDR from January 1, 2010 through December 31, 2011 that subsequently defaulted (i.e., 60 days or more past due following a modification) during the years ended December 31, 2012 and 2011.

The following is an aging analysis of the recorded investment of past due loans as of December 31:

(Amounts in thousands)

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
2012							
Commercial real estate	**$ 32**	**$ —**	**$2,182**	**$2,214**	**$191,203**	**$193,417**	**$ —**
Commercial	**—**	**—**	**49**	**49**	**62,263**	**62,312**	**—**
Residential real estate	**72**	**158**	**384**	**614**	**38,477**	**39,091**	**—**
Consumer:							
Consumer—home equity	**—**	**—**	**62**	**62**	**17,848**	**17,910**	**—**
Consumer—other	**14**	**—**	**27**	**41**	**4,511**	**4,552**	**—**
Total	**$118**	**$ 158**	**$2,704**	**$2,980**	**$314,302**	**$317,282**	**$ —**

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
2011							
Commercial real estate	$ 50	$ —	$ 515	$ 565	$159,754	$160,319	$ —
Commercial	1	—	69	70	60,163	60,233	—
Residential real estate	296	112	667	1,075	44,705	45,780	—
Consumer:							
Consumer—home equity	—	3	90	93	16,823	16,916	—
Consumer—other	54	33	1,039	1,126	4,722	5,848	—
Total	$401	$ 148	$2,380	$2,929	$286,167	$289,096	$ —

An impaired loan is a loan on which, based on current information and events, it is probable that a creditor will be unable to collect all amounts due (including both interest and principal) according to the contractual terms of the loan agreement. However, an insignificant delay or insignificant shortfall in amount of payments on a loan does not indicate that the loan is impaired.

When a loan is determined to be impaired, impairment should be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. However, as a practical expedient, the Company will measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

The following are the criteria for selecting individual loans / relationships for impairment analysis. Non-homogenous loans which meet the criteria below are evaluated quarterly.

- All borrowers whose loans are classified doubtful by examiners and internal loan review
- All loans on non-accrual status
- Any loan in foreclosure
- Any loan with a specific reserve

- Any loan determined to be collateral dependent for repayment
- Loans classified as troubled debt restructuring

Any loan evaluated for impairment is excluded from the general pool of loans in the ALLL calculation regardless if a specific reserve was determined. If management determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance.

The following table presents the recorded investment and unpaid principal balances for impaired loans, excluding homogenous loans for which impaired analyses are not necessarily performed, with the associated allowance amount, if applicable, at December 31, 2012 and 2011. Also presented are the average recorded investments in the impaired balances and interest income recognized after impairment for the years ended December 31, 2012, 2011 and 2010.

	(Amounts in thousands)		
	Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2012			
With no related allowance recorded:			
Commercial real estate	**$ 789**	**$ 789**	**$ —**
With an allowance recorded:			
Commercial real estate	**$4,242**	**$4,242**	**$ 423**
Commercial	**49**	**49**	**49**
Total:			
Commercial real estate	**$5,031**	**$5,031**	**$ 423**
Commercial	**49**	**49**	**49**

	Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2011			
With no related allowance recorded:			
Commercial real estate	$1,218	$1,218	$ —
With an allowance recorded:			
Commercial real estate	$1,400	$1,400	$ 55
Commercial	69	69	69
Total:			
Commercial real estate	$2,618	$2,618	$ 55
Commercial	69	69	69

	(Amounts in thousands)	
	Average Recorded Investment	Interest Income Recognized
December 31, 2012		
With no related allowance recorded:		
Commercial real estate	**$1,196**	**$ 3**
Commercial	**17**	**—**
With an allowance recorded:		
Commercial real estate	**$3,177**	**$117**
Commercial	**58**	**—**
Total:		
Commercial real estate	**$4,373**	**$120**
Commercial	**75**	**—**

	Average Recorded Investment	Interest Income Recognized
December 31, 2011		
With no related allowance recorded:		
Commercial real estate	$ 951	$ 66
Commercial	42	—
With an allowance recorded:		
Commercial real estate	$1,320	$ 74
Commercial	83	—
Total:		
Commercial real estate	$2,271	$140
Commercial	125	—

	Average Recorded Investment	Interest Income Recognized
December 31, 2010		
With no related allowance recorded:		
Commercial real estate	$ 233	$ 2
Commercial	18	—
With an allowance recorded:		
Commercial real estate	$ 364	$ 2
Commercial	128	3
Total:		
Commercial real estate	$ 597	$ 4
Commercial	146	3

The following is a summary of classes of loans on non-accrual status as of:

	(Amounts in thousands) December 31, 2012	December 31, 2011
Commercial real estate	**$2,336**	$1,470
Commercial	**49**	70
Residential real estate	**489**	842
Consumer:		
Consumer—other	**27**	1,073
Consumer—home equity	**72**	111
Total	**$2,973**	$3,566

Gross income that should have been recorded in income on nonaccrual loans was $207,000, $305,000 and $177,000 as of December 31, 2012, 2011 and 2010, respectively. Actual interest included in income on these nonaccrual loans amounts to $55,000, $191,000 and $71,000 in 2012, 2011 and 2010, respectively.

As of December 31, 2012 and 2011, there were $2.7 million and $8.9 million, respectively, in loans that were neither classified as non-accrual nor considered impaired, but which can be considered potential problem loans.

NOTE 4—PREMISES AND EQUIPMENT

The following is a summary of premises and equipment:

	(Amounts in thousands) December 31,	
	2012	2011
Land	**$ 1,387**	$ 1,387
Premises	**8,128**	8,068
Equipment	**8,074**	7,634
Leasehold improvements	**265**	263
Total premises and equipment	**17,854**	17,352
Less accumulated depreciation	**11,289**	10,878
Net book value	**$ 6,565**	$ 6,474

Depreciation expense was $640,000 in 2012 and $582,000 in 2011 and 2010.

NOTE 5—DEPOSITS

The following is a summary of interest-bearing deposits:

	(Amounts in thousands) December 31,	
	2012	2011
Demand	**$ 37,745**	$ 32,406
Money market	**72,404**	63,127
Savings	**122,031**	98,912
Time:		
In denominations under $100,000	**81,232**	87,995
In denominations of $100,000 or more	**71,814**	69,599
Total	**$385,226**	$352,039

Stated maturities of time deposits were as follows:

	(Amounts in thousands) 2012
2013	**$ 94,631**
2014	**15,759**
2015	**8,539**
2016	**4,643**
2017	**3,875**
2018 and beyond	**25,599**
Total	**$153,046**

The following is a summary of time deposits of $100,000 or more by remaining maturities:

	(Amounts in thousands) December 31,					
	2012			2011		
	Certificates of Deposit	Other Time Deposits	Total	Certificates of Deposit	Other Time Deposits	Total
Three months or less	**$18,951**	**$1,968**	**$20,919**	$16,767	$1,834	$18,601
Three to six months	**16,990**	**494**	**17,484**	15,083	1,203	16,286
Six to twelve months	**12,235**	**351**	**12,586**	8,330	1,876	10,206
One through five years	**8,950**	**1,934**	**10,884**	16,195	2,604	18,799
Over five years	**5,604**	**4,337**	**9,941**	3,726	1,981	5,707
Total	**$62,730**	**$9,084**	**$71,814**	$60,101	$9,498	$69,599

NOTE 6—FEDERAL HOME LOAN BANK (FHLB) ADVANCES AND OTHER BORROWINGS

The following is a summary of FHLB advances and other borrowings:

	Weighted Average Interest Rate	(Amounts in thousands) December 31,	
		2012	2011
FHLB Advances			
Fixed rate payable and convertible fixed rate FHLB advances, with monthly interest payments:			
Due in 2012		**$ —**	$ 1,500
Due in 2013	**2.9140%**	**2,500**	2,500
Due in 2014	**2.3976%**	**12,500**	6,500
Due in 2015	**2.9300%**	**4,000**	4,000
Due in 2016	**4.0700%**	**2,000**	2,000
Due in 2017	**4.1216%**	**16,000**	16,000
Subtotal	**3.3259%**	**37,000**	32,500
FHLB Cash Management Advance	**0.1400%**	**5,000**	5,000
Total FHLB advances	**2.9467%**	**42,000**	37,500
Other short-term borrowings			
Securities sold under repurchase agreements	**0.1288%**	**4,051**	4,773
Total FHLB advances and other short-term borrowings	**2.6989%**	**$46,051**	$42,273

The following is a summary of other short-term borrowings:

	(Amounts in thousands)		
	2012	2011	2010
Average balance during the year	**$ 4,559**	$ 5,598	$ 7,214
Average interest rate during the year	**0.1096%**	0.0889%	0.1356%
Maximum month-end balance during the year	**$ 5,550**	$ 6,566	$ 8,515
Weighted average interest rate at year end	**0.1293%**	0.0652%	0.1370%

Securities sold under repurchase agreements represent arrangements the Bank has entered into with certain deposit customers within its local market areas. These borrowings are collateralized with securities. At December 31, 2012 and 2011, securities allocated for this purpose, owned by the Bank and held in safekeeping accounts at independent correspondent banks, amounted to $19.1 million and $9.1 million, respectively.

At December 31, 2012, FHLB advances were collateralized by FHLB stock owned by the Bank with a carrying value of $2.8 million, a blanket lien against the Bank's qualified mortgage loan portfolio of $27.0 million, $9.0 million in collateralized mortgage obligations and $23.0 million in mortgage-backed securities. In comparison, FHLB advances at December 31, 2011 were collateralized by FHLB stock owned by the Bank with a carrying value of $2.8 million, a blanket lien against the Bank's qualified mortgage loan portfolio of $30.0 million, $6.4 million in collateralized mortgage obligations, $5.2 million in Federal Agency securities and $16.6 million in mortgage-backed securities. Maximum borrowing capacities from FHLB totaled $48.8 million and $48.3 million at December 31, 2012 and 2011, respectively.

Beginning December 31, 2010, $5.0 million of the FHLB fixed rate advances are convertible to a quarterly LIBOR floating rate advance on or after certain specified dates at the option of the FHLB. If the FHLB elects, the Company acquires the right to prepay any or all of the borrowing at the time of the conversion, and on any interest payment due date, thereafter, without penalty. Three advances matured during 2011 with an average rate of 4.46% and were paid off.

At December 31, 2012, $31.0 million of the FHLB fixed rate advances were putable on or after certain specified dates at the option of the FHLB and at December 31, 2011, $32.5 million of the FHLB fixed rate advances were putable on or after certain specified dates at the option of the FHLB. Should the FHLB elect to exercise the put, the Company is required to pay the advance off on that date without penalty.

NOTE 7—SUBORDINATED DEBT

In July 2007, a trust formed by the Company issued $5.0 million of floating rate trust preferred securities as part of a pooled offering of such securities due December 2037. The Company owns all $155,000 of the common securities issued by the trust. The securities bear interest at the 3-month LIBOR rate plus 1.45%. The rates at December 31, 2012 and 2011 were 1.76% and 2.00%, respectively. The Company issued subordinated debentures to the trust in exchange for the proceeds of the trust preferred offering. The debentures represent the sole assets of this trust. The Company may redeem the subordinated debentures, in whole or in part, at par.

In accordance with FASB ASC, Topic 942, *Financial Services—Depository and Lending* the trust is not consolidated with the Company's financial statements. Accordingly, the Company does not report the securities issued by the trust as liabilities, but instead reports as liabilities the subordinated debentures issued by the Company and held by the trust. The subordinated debentures qualify as Tier 1 capital for regulatory purposes in determining and evaluating the Company's capital adequacy.

NOTE 8—COMMITMENTS AND CONTINGENCIES

The Bank occupies office facilities under operating leases extending to 2018. Most of these leases contain an option to renew at the then fair rental value for periods of five and ten years. These options enable the Bank to retain use of facilities in desirable operating areas. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Rental and lease expense was $147,000 for 2012, $162,000 for 2011 and $187,000 for 2010.

The following is a summary of remaining future minimum lease payments under current non-cancelable operating leases for office facilities:

	(Amounts in thousands)
Years ending:	
December 31, 2013	**$ 99**
December 31, 2014	**99**
December 31, 2015	**99**
December 31, 2016	**59**
December 31, 2017	**56**
Later years	**33**
Total	**$445**

At December 31, 2012, the Bank was required to maintain aggregate cash reserves amounting to $6.0 million in order to satisfy federal regulatory requirements. The reserves are held in useable vault cash and interest-earning balances at the Federal Reserve Bank of Cleveland.

The Bank grants commercial and industrial loans, commercial and residential mortgages, and consumer loans to customers in Northeastern Ohio and Western Pennsylvania. Although the Bank has a diversified portfolio, exposure to credit loss can be adversely impacted by downturns in local economic and employment conditions. Approximately 1.2% of total loans are unsecured at December 31, 2012, compared to 1.51% at December 31, 2011.

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market, forward contracts for the future purchase of mortgage-backed securities and forward contracts for the future delivery of these mortgage loans are considered derivatives. It is the Company's practice to enter into the forward contracts for the future purchase of mortgage-backed securities when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not formally designated in hedge relationships. The Company reports the derivative assets and liabilities in other assets and other liabilities, associated income and expense is reported in mortgage banking gains.

Although residential mortgage loans originated and sold are without recourse as to performance, third parties to which the loans are sold can require repurchase of loans in the event noncompliance with the representations and warranties included in the sales agreements exists. These repurchases are typically those for which the borrower is in a nonperforming status, diminishing the prospects for future collection on the loan. The Company historically has not been required to repurchase any loans; however, provision is made for the contingent probability of this occurrence.

The following is a summary of mortgage banking derivative commitments and the related balance sheet accounts:

	(Amounts in thousands)	
	December 31, 2012	December 31, 2011
Mortgage banking derivative commitments:		
Interest rate lock commitments	**$65,536**	$12,300
Forward contracts for the future delivery of mortgage loans	**15,731**	—
Forward contracts for the future purchase of mortgage-backed securities	**52,000**	—
Corresponding recorded balances:		
Derivative asset	**$ 531**	$ 66
Derivative liability	**199**	—
Reserve for loan repurchases	**430**	19

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Such instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets. The contract or notional amounts or those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

In the event of nonperformance by the other party, the Company's exposure to credit loss on these financial instruments is represented by the contract or notional amount of the instrument. The Company uses the same credit policies in making commitments and conditional obligations as it does for instruments recorded on the balance sheet. The amount and nature of collateral obtained, if any, is based on management's credit evaluation.

The following is a summary of such contractual commitments:

	(Amounts in thousands) December 31,	
	2012	2011
Commitments to extend credit:		
Fixed rate	**$14,551**	$ 7,725
Variable rate	**48,184**	52,026
Standby letters of credit	**477**	714

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Generally these financial arrangements have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. The increase in commitments is in line with the Company's increased focus on commercial and industrial lending, and specifically lines of credit.

The Company also offers limited overdraft protection as a non-contractual courtesy which is available to businesses as well as individually/jointly owned accounts in good standing for personal or household use. The Company reserves the right to discontinue this service without prior notice. The available amount of overdraft protection on depositors' accounts totaled $9.8 million at December 31, 2012 and $10.1 million at December 31, 2011. The total average daily balance of overdrafts used at December 31, 2012 was $112,000 and $120,000 at December 31, 2011, or less than 2% of the total aggregate overdraft protection available to depositors. The balance at December 31, 2012 of all deposit overdrafts included in total loans was $167,000 and $115,000 at December 31, 2011.

NOTE 9—BENEFIT PLANS

The Bank has a contributory defined contribution retirement plan (a 401(k) plan) which covers substantially all employees. Total expense under the plan was $265,000 for 2012, $228,000 for 2011 and $212,000 for 2010. The Bank matches participants' voluntary contributions up to 5% of gross pay. Participants may make voluntary contributions to the plan up to a maximum of $17,000 ($17,500 in 2013) with an additional $5,500 catch-up deferral for plan participants over the age of 50. The Bank makes monthly contributions to this plan equal to amounts accrued for plan expense.

The Company provides supplemental retirement benefit plans for the benefit of certain officers and non-officer directors. The plan for officers is designed to provide post-retirement benefits to supplement other sources of retirement income such as social security and 401(k) benefits. The benefits will be paid for a period of 15 years after retirement. Director Retirement Agreements provide for a benefit of $10,000 annually on or after the director reaches normal retirement age, which is based on a combination of age and years of service. Director retirement benefits are paid over a period of 10 years following retirement. The Company accrues the cost of these post-retirement benefits during the working careers of the officers and directors. At December 31, 2012, the accumulated liability for these benefits totaled $2.2 million, with $1.7 million accrued for the officers' plan and $491,000 for the directors' plan.

The following table reconciles the accumulated liability for the benefit obligation of these agreements:

	(Amounts in thousands) Years Ended December 31,		
	2012	2011	2010
Beginning balance	**$2,049**	$1,897	$2,127
Benefit expense	**303**	282	259
Benefit payments	**(134)**	(130)	(132)
Benefit reductions—due to reorganization	**—**	—	(357)
Ending balance	**$2,218**	$2,049	$1,897

Supplemental executive retirement agreements are unfunded plans and have no plan assets. The benefit obligation represents the vested net present value of future payments to individuals under the agreements. The benefit expense, as specified in the agreements for the entire year 2013, is expected to be approximately $295,000. The benefits expected to be paid in the next year are approximately $134,000.

The Bank has purchased insurance contracts on the lives of the participants in the supplemental retirement benefit plan and has named the Bank as the beneficiary. Similarly, the Company has purchased insurance contracts on the lives of the directors with the Bancorp as beneficiary. While no direct linkage exists between the supplemental retirement benefit plan and the life insurance contracts, it is management's current intent that the revenue from the insurance contracts be used as a funding source for the plan.

The Company accrues for the monthly benefit expense of postretirement cost of insurance for split-dollar life insurance coverage. Total net amount expensed for the years ended December 31, 2012, 2011 and 2010 was $22,000, $22,000 and $46,000, respectively. The accumulated liability at December 31, 2012 is $530,000. The expense for the year ended December 31, 2013 is expected to be under $25,000.

NOTE 10—FEDERAL INCOME TAXES

The composition of income tax expense is as follows:

	(Amounts in thousands) Years Ended December 31,		
	2012	2011	2010
Current	**$(1,131)**	$1,254	$(145)
Deferred	**973**	(61)	766
Total	**$ (158)**	$1,193	$ 621

The ability to realize the benefit of deferred tax assets is dependent upon a number of factors, including the generation of future taxable income, the ability to carry back taxes paid in previous years, the ability to offset capital losses with capital gains, the reversal of deferred tax liabilities, and certain tax planning strategies. A valuation allowance of $89,000 has been established to offset in its entirety the tax benefits associated with certain impaired securities that management believes may not be realizable.

The Corporation had a deferred tax asset of $387,000 for credits related to Alternative Minimum Taxes (AMT), a deferred tax asset of $1,624,000 relating to a net operating loss (NOL) carryforward, a deferred tax asset of $483,000 relating to a general business credit carryforward and a deferred tax asset of $89,000 relating to a capital loss carryforward as of December 31, 2012 and had none of these items at December 31, 2011. The AMT credits have an unlimited carry-forward period. The NOL carryforward and general business credit carryforward both have a 20 year life and expire in 2032. No valuation allowance has been established for these deferred tax assets in view of the Corporation's ability to carry forward taxes paid and credits earned in previous years, to future years, coupled with the anticipated future taxable income as evidenced by the Corporation's earnings potential. The capital loss carryforward has a 5 year life and expires in 2017; it has a 100% valuation allowance of $89,000 against it.

The following is a summary of net deferred taxes included in other assets:

	(Amounts in thousands) December 31,	
	2012	2011
Gross deferred tax assets:		
Provision for loan and other real estate losses	**$ 1,301**	$ 910
Loan origination cost—net	**268**	192
Impairment loss on securities	**119**	4,332
Unrealized loss on available-for-sale securities	**879**	1,372
Deferred compensation	**587**	542
NOL carryforward	**1,624**	—
AMT credit carryforward	**387**	—
General business credit carryforward	**483**	—
Other items	**833**	366
Total gross deferred tax assets	**6,481**	7,714
Valuation allowance	**(89)**	(106)
Total net deferred tax assets	**6,392**	7,608
Gross deferred tax liabilities:		
Depreciation	**(588)**	(507)
Other items	**(838)**	(669)
Total net deferred tax liabilities	**(1,426)**	(1,176)
Net deferred tax asset	**$ 4,966**	$ 6,432

At December 31, 2012, the Company assessed its earnings history and trend over the prior two years, its estimate of future earnings, and the expiration dates of its potential net operating loss carry-forwards. Based on this assessment, the Company determined that it was more-likely-than-not that the deferred tax assets will be realized before their expiration. A valuation allowance was recorded at the Bank level in 2012 as explained above and at the Parent Company level relating to impaired losses incurred therein for 2011. Because of the Parent Company's inability to generate taxable income, realization of the deferred tax asset therein was not probable.

The following is a reconciliation between tax expense using the statutory tax rate of 34% and the income tax provision:

	(Amounts in thousands) Years Ended December 31,		
	2012	2011	2010
Statutory tax expense	**$ 937**	$1,790	$1,323
Tax effect of non-taxable income	**(512)**	(517)	(619)
Tax effect of earnings on bank-owned life insurance-net	**(129)**	(131)	(142)
Tax effect of historical tax credit	**(483)**	—	—
Tax effect of non-deductible expenses	**29**	51	59
Federal income tax expense	**$(158)**	$1,193	$ 621

The related income tax expense on investment securities gains amounted to $5,000 for 2012, $300,000 for 2011 and $346,000 for 2010, and is included in the Federal income tax expense (benefit).

The Company adopted the provisions of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*, which prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The provision also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. There were no significant unrecognized tax benefits at December 31, 2012 and the Company does not expect any significant increase in unrecognized tax benefits in the next twelve months. No interest or penalties were incurred for income taxes which would have been recorded as a component of income tax expense.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company's federal and state income tax returns for taxable years through 2008 have been closed for purposes of examination by the Internal Revenue Service and the Ohio Department of Revenue.

NOTE 11—FAIR VALUE

Measurements

Accounting guidance under ASC Topic 820, *Fair Value Measurements and Disclosures,* affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

The Company groups assets and liabilities recorded at fair value into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with level 1 considered highest and level 3 considered lowest). A brief description of each level follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the assets reported on the consolidated balance sheets at their fair value as of December 31, 2012 and December 31, 2011 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		(Amounts in thousands) Fair Value Measurements at 12/31/12 Using		
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
U.S. Treasury securities	**$ 123**	**$—**	**$ 123**	**$ —**
U.S. Government agencies and corporations	**8,065**	**—**	**8,065**	**—**
Obligations of states and political subdivisions	**42,316**	**—**	**42,316**	**—**
U.S. Government-sponsored mortgage-backed and CMO securities	**123,481**	**—**	**123,481**	**—**
Trust preferred securities	**7,612**	**—**	**—**	**7,612**
Loans held for sale	**24,756**	**—**	**24,756**	**—**
Mortgage banking derivatives	**531**	**—**	**531**	**—**
LIABILITIES				
Mortgage banking derivatives	**$ 199**	**$—**	**$ 199**	**$ —**

		Fair Value Measurements at 12/31/11 Using		
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
U.S. Treasury securities	$ 133	$—	$ 133	$ —
U.S. Government agencies and corporations	20,542	—	20,542	—
Obligations of states and political subdivisions	39,019	—	39,019	—
U.S. Government-sponsored mortgage-backed and CMO securities	113,283	—	113,283	—
Private-label mortgage-backed and related securities	381	—	381	—
Trust preferred securities	9,145	—	—	9,145
General Motors equity investments	364	364	—	—
Loans held for sale	947	—	947	—
Mortgage banking derivatives	66	—	66	—

The following tables present the changes in the Level 3 fair value category for the years ended December 31, 2012 and 2011. The Company classifies financial instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

	(Amounts in thousands)		
	Trust preferred securities	Trust preferred securities	Trust preferred securities
	December 31, 2012	December 31, 2011	December 31, 2010
Beginning balance	**$ 9,145**	$12,779	$12,124
Net realized/unrealized gains/(losses) included in:			
Noninterest income	**(171)**	(202)	(2,712)
Other comprehensive income	**2,184**	(3,097)	3,586
Transfers in and/or out of Level 3	**—**	—	—
Sales	**(3,531)**	—	—
Purchases, issuances and settlements	**(15)**	(335)	(219)
Ending balance	**$ 7,612**	$ 9,145	$12,779
Losses included in net income for the period relating to assets held at December 31	**$ (90)**	$ (202)	$ (2,712)

The Company conducts OTTI analyses on a quarterly basis. The initial indication of other-than-temporary impairment for both debt and equity securities is a decline in the fair value below the amount recorded for an investment. A decline in value that is considered to be other-than-temporary is recorded as a loss within non-interest income in the consolidated statements of income. In determining whether an impairment is other than temporary, the Company considers a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, recent events specific to the issuer, including investment downgrades by rating agencies and economic conditions of its industry, and a determination that the Company does not intend to sell those investments and it is not more-likely-than-not that the Company will be required to sell the investments before recovery of its amortized cost basis less any current period credit loss. Among the factors that are considered in determining the Company's intent and ability is a review of its capital adequacy, interest rate risk position and liquidity.

The Company also considers the issuer's financial condition, capital strength and near-term prospects. In addition, for debt securities the Company considers the cause of the price decline (general level of interest rates and industry- and issuer-specific factors), current ability to make future payments in a timely manner and the issuer's ability to service debt, the assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations and the Company's intent and ability to retain the security. All of the foregoing require considerable judgment.

Trust Preferred Securities

Trust preferred securities are accounted for under FASB ASC Topic 325 *Investments Other.* The Company evaluates current available information in estimating the future cash flows of securities and determines whether there have been favorable or adverse changes in estimated cash flows from the cash flows previously projected. The Company considers the structure and term of the pool and the financial condition of the underlying issuers. Specifically, the evaluation incorporates factors such as interest rates and appropriate risk premiums, the timing and amount of interest and principal payments and the allocation of payments to the various note classes. Current estimates of cash flows are based on the most recent trustee reports, announcements of deferrals or defaults, expected future default rates and other relevant market information.

The Company holds 12 trust preferred securities totaling $14.4 million (par value) that are backed by pooled trust preferred debt issued by banks, thrifts, insurance companies and real estate investment trusts. These securities were all rated investment grade at inception. Beginning during the second half of 2008 and through 2012, factors outside the Company's control impacted the fair value of these securities and will likely continue to do so for the foreseeable future. These factors include, but are not limited to, the following: guidance on fair value accounting, issuer credit deterioration, issuer deferral and default rates, potential failure or government seizure of underlying financial institutions or insurance companies, ratings agency actions, or regulatory actions. As a result of changes in these and various other factors during 2009 through 2012, Moody's Investors Service, Fitch Ratings and Standards and Poor's downgraded multiple trust preferred securities, including securities held by the Company. All 12 of the trust preferred securities held by the Company are now considered to be below investment grade. The deteriorating economic, credit and financial conditions experienced in 2008 and through 2012 have resulted in illiquid and inactive financial markets and severely depressed prices for these securities. The Company analyzed the cash flow characteristics of the 12 securities. For 10 of these securities, the Company does not consider the investment in these assets to be OTTI at December 31, 2012. The Company does not intend to sell the securities and it is more-likely-than-not that the Company will not be required to sell the securities before recovery of its amortized cost basis. There was no adverse change in the cash flows. Although the Company does not consider the investment in these assets to be OTTI at December 31, 2012, there is a risk that subsequent evaluations could result in recognition of OTTI charges in the future. The remaining 2 securities had life-to-date impairment losses of $2.2 million, of which $351,000 was recorded as expense, and $1.9 million was recorded in other comprehensive loss. The securities subjected to FASB ASC Topic 320 accounted for the entire $6.3 million of gross unrealized losses in the trust preferred securities category at December 31, 2012.

The following table details the 2 debt securities with other-than-temporary impairment, their credit ratings at December 31, 2012 and the related losses recognized in earnings:

(Amounts in thousands)

	Moody's/ Fitch Rating	Amount of OTTI related to credit loss at January 1, 2012	Additions in QTD March 31, 2012	Additions in QTD June 30, 2012	Additions in QTD September 30, 2012	Additions in QTD December 31, 2012	Amount of OTTI related to credit loss at December 31, 2012
PreTSL XXIII							
Class C–FP	C/C	$211	$—	$—	$—	$—	$211
Trapeza IX B–1	Ca/CC	50	90	—	—	—	140
Total		$261	$ 90	$—	$—	$—	$351

The following table details the 18 debt securities with other-than-temporary impairment, their credit ratings at December 31, 2011 and the related losses recognized in earnings:

	Moody's/ Fitch Rating	Amount of OTTI related to credit loss at Jan. 1, 2011	Additions in the Quarter Ended: March 31	June 30	Sept. 30	Dec. 31	Amount of OTTI related to credit loss at Dec. 31, 2011
		(Amounts in thousands)					
MM Community Funding II Class B	Ba1/CC	$ 11	$—	$—	$—	$—	$ 11
PreTSL I Mezzanine	Ca/C	430	—	—	—	—	430
PreTSL II Mezzanine	Ca/C	1,274	142	—	—	—	1,416
PreTSL V Mezzanine	Ba3/D	97	—	—	—	—	97
PreTSL VIII B-3	C/C	1,635	—	—	—	—	1,635
PreTSL IX Class B-2	Ca/C	274	—	—	—	—	274
PreTSL XV Class B-2	C/C	267	10	—	—	—	277
PreTSL XV Class B-3	C/C	269	10	—	—	—	279
PreTSL XVI D	NR/C	518	—	—	—	—	518
PreTSL XVI D	NR/C	991	—	—	—	—	991
PreTSL XVII Class C	Ca/C	978	—	—	—	—	978
PreTSL XVII Class D	NR/C	930	—	—	—	—	930
PreTSL XVIII Class D	NR/C	513	—	—	—	—	513
PreTSL XXIII Class C-FP	C/C	211	—	—	—	—	211
PreTSL XXV Class D	NR/C	1,001	—	—	—	—	1,001
PreTSL XXVI Class D	NR/C	465	—	—	—	—	465
Trapeza CDO II Class C-1	Ca/C	598	—	—	—	—	598
Trapeza IX B-1	Ca/CC	10	40	—	—	—	50
Total		$10,472	$202	$—	$—	$—	$10,674

The following table provides additional information related to the Company's trust preferred securities as of December 31, 2012 used to evaluate other-than-temporary impairments:

Deal	Class	Amortized Cost	Fair Value	Unrealized Gain/(Loss)	Moody's/ Fitch Rating	Number of Issuers Currently Performing	Deferrals and Defaults as a % of Current Collateral	Excess Subordination as a % of Current Performing Collateral
		(Amounts in thousands)						
PreTSL XXIII	C-2	**$ 1,011**	**$ 203**	**$ (808)**	**C/C**	**88**	**26.28%**	**— %**
PreTSL XXIII	C-FP	**1,556**	**325**	**(1,231)**	**C/C**	**88**	**26.28**	**—**
I-PreTSL I	B-1	**986**	**368**	**(618)**	**NR/CCC**	**15**	**7.96**	**13.60**
I-PreTSL I	B-2	**1,000**	**757**	**(243)**	**NR/CCC**	**15**	**7.96**	**13.60**
I-PreTSL I	B-3	**1,000**	**758**	**(242)**	**NR/CCC**	**15**	**7.96**	**13.60**
I-PreTSL II	B-3	**2,990**	**1,810**	**(1,180)**	**NR/B**	**23**	**7.20**	**11.00**
I-PreTSL III	B-2	**1,000**	**765**	**(235)**	**Ba3/CCC**	**23**	**6.37**	**15.60**
I-PreTSL III	C	**1,000**	**822**	**(178)**	**NR/CCC**	**23**	**6.37**	**—**
I-PreTSL IV	B-1	**1,000**	**614**	**(386)**	**Ba2/CCC**	**23**	**14.16**	**5.60**
I-PreTSL IV	B-2	**1,000**	**822**	**(178)**	**Ba2/CCC**	**23**	**14.16**	**5.60**
I-PreTSL IV	C	**480**	**146**	**(334)**	**Caa1/CC**	**23**	**14.16**	**1.20**
Trapeza IX	B-1	**860**	**222**	**(638)**	**Ca/CC**	**34**	**19.91**	**—**
Total		**$13,883**	**$7,612**	**$(6,271)**				

The following table provides additional information related to the Company's trust preferred securities as of December 31, 2011 used to evaluate other-than-temporary impairments:

(Amounts in thousands)

Deal	Class	Amortized Cost	Fair Value	Unrealized Gain/(Loss)	Moody's/ Fitch Rating	Number of Issuers Currently Performing	Deferrals and Defaults as a % of Current Collateral	Excess Subordination as a % of Current Performing Collateral
PreTSL I	Mezzanine	$ 513	$ 517	$ 4	Ca/C	17	38.07%	0.00%
PreTSL II	Mezzanine	688	480	(208)	Ca/C	16	48.26	—
PreTSL IV	Mezzanine	183	175	(8)	Ca/CCC	4	27.07	19.56
PreTSL V	Mezzanine	22	11	(11)	Ba3/D	—	100.00	—
PreTSL VIII	B-3	365	91	(274)	C/C	21	45.91	—
PreTSL IX	B-2	719	249	(470)	Ca/C	33	31.02	—
PreTSL XV	B-2	224	55	(169)	C/C	51	31.31	—
PreTSL XV	B-3	224	55	(169)	C/C	51	31.31	—
PreTSL XVI	D	—	—	—	NR/C	34	42.55	—
PreTSL XVI	D	—	—	—	NR/C	34	42.55	—
PreTSL XVII	C	—	—	—	Ca/C	36	32.11	—
PreTSL XVII	D	—	—	—	NR/C	36	32.11	—
PreTSL XVIII	D	—	—	—	NR/C	52	26.46	—
PreTSL XXIII	C-2	1,011	99	(912)	C/C	95	26.81	—
PreTSL XXIII	C-FP	1,550	472	(1,078)	C/C	95	26.81	—
PreTSL XXV	D	—	—	—	NR/C	48	33.52	—
PreTSL XXVI	D	—	—	—	NR/C	48	28.26	—
I-PreTSL I	B-1	985	603	(382)	NR/CCC	15	16.80	2.63
I-PreTSL I	B-2	1,000	603	(397)	NR/CCC	15	16.80	2.63
I-PreTSL I	B-3	1,000	603	(397)	NR/CCC	15	16.80	2.63
I-PreTSL II	B-3	2,991	2,383	(608)	NR/B	26	5.09	13.16
I-PreTSL III	B-2	1,000	621	(379)	B2/CCC	22	12.35	7.56
I-PreTSL III	C	1,000	383	(617)	NR/CCC	22	12.35	—
I-PreTSL IV	B-1	1,000	485	(515)	Ba2/CCC	27	8.44	10.46
I-PreTSL IV	B-2	1,000	484	(516)	Ba2/CCC	27	8.44	10.46
I-PreTSL IV	C	480	136	(344)	Caa1/CC	27	8.44	5.48
MM Community Funding III	B	280	216	(64)	Ba1/CC	5	41.11	2.76
Trapeza II	C-1	414	278	(136)	Ca/C	23	33.43	—
Trapeza IX	B-1	951	146	(805)	Ca/CC	40	12.99	—
Total		$17,600	$9,145	$(8,455)				

The market for these securities at December 31, 2012 and December 31, 2011 is not active and markets for similar securities are also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which trust preferred securities trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive as no new trust preferred securities have been issued since 2007. There are currently very few market participants who are willing and/or able to transact for these securities. The pooled market value for these securities remains very depressed relative to historical levels. Although there has been marked improvement in the credit spread premium in the corporate bond space, no such improvement has been noted in the market for trust preferred securities.

Given conditions in the debt markets today and the absence of observable transactions in the secondary and the new issue markets, the Company determined the following:

- The few observable transactions and market quotations that are available are not reliable for purposes of determining fair value at December 31, 2012;
- An income valuation approach technique (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be equally or more representative of fair value than the market approach valuation technique used at measurement dates prior to 2008; and
- The trust preferred securities will be classified within Level 3 of the fair value hierarchy because the Company determined that significant judgments are required to determine fair value at the measurement date.

The Company enlisted the aid of an independent third party to perform the trust preferred security valuations. The approach to determining fair value involved the following process:

1. Estimate the credit quality of the collateral using average probability of default values for each issuer (adjusted for rating levels).
2. Consider the potential for correlation among issuers within the same industry for default probabilities (e.g. banks with other banks).
3. Forecast the cash flows for the underlying collateral and apply to each trust preferred security tranche to determine the resulting distribution among the securities, including prepayment and cures.
4. Discount the expected cash flows to calculate the present value of the security.

The effective discount rates on an overall basis generally range from 5.69% to 21.76% and are highly dependent upon the credit quality of the collateral, the relative position of the tranche in the capital structure of the trust preferred security and the prepayment assumptions.

With the passage of the Dodd-Frank Act, trust preferred securities issued by institutions with assets greater than $15.0 billion will no longer be included in Tier 1 capital after 2013. As a result, prepayment assumptions were adjusted to include early redemptions by all institutions meeting this criteria. As the vast majority of institutions in the trust preferred securities collateral base fall below this threshold, the revised assumption did not materially impact the valuation results.

The following table presents the assets measured on a nonrecurring basis on the consolidated balance sheets at their fair value as of December 31, 2012 and December 31, 2011, by level within the fair value hierarchy. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loans include: quoted market prices for identical assets classified as Level 1 inputs; observable inputs, employed by certified appraisers, for similar assets classified as Level 2 inputs. In cases where valuation techniques include inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level 3 inputs.

	(Amounts in thousands) December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets measured on a nonrecurring basis:				
Impaired loans	**$—**	**$—**	**$4,608**	**$4,608**
Other real estate owned	**—**	**—**	**145**	**145**

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets measured on a nonrecurring basis:				
Impaired loans	$—	$—	$2,563	$2,563
Other real estate owned	—	—	437	437

Impaired loans: A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans are measured, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. At December 31, 2012, the recorded investment in impaired loans was $5,080,000 with a related reserve of $472,000, resulting in a net balance of $4,608,000. At December 31, 2011, the recorded investment in impaired loans was $2,687,000 with a related reserve of $124,000, resulting in a net balance of $2,563,000.

Other real estate owned (OREO): Real estate acquired through foreclosure or deed-in-lieu of foreclosure is included in other assets. Such real estate is carried at fair value less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time of acquisition is accounted for as a loan loss. Any subsequent reduction in fair market value is reflected as a valuation allowance through a charge to income. Costs of significant property improvements are capitalized, whereas costs relating to holding and maintaining the property are charged to expense. At December 31, 2012, the recorded investment in OREO was $216,000 with a valuation allowance of $71,000, resulting in a net balance of $145,000. At December 31 2011, the recorded investment in OREO was $560,000 with a valuation allowance of $123,000, resulting in a net balance of $437,000.

Financial Instruments

The FASB ASC Topic 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Balance Sheets, for which it is practicable to estimate the value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other estimation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Such techniques and assumptions, as they apply to individual categories of the financial instruments, are as follows:

Cash and cash equivalents—The carrying amounts for cash and cash equivalents are a reasonable estimate of those assets' fair value.

Investment securities—Fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. Prices on trust preferred securities were calculated using a discounted cash-flow technique. Cash flows were estimated based on credit and prepayment assumptions. The present value of the projected cash flows was calculated using a discount rate equal to the current yield used to accrete the beneficial interest.

Loans held for sale—Loans held for sale consist of residential mortgage loans originated for sale. Loans held for sale are recorded at fair value based on what the secondary markets are currently offering for loans with similar characteristics.

Loans, net of allowance for loan losses—Market quotations are generally not available for loan portfolios. The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality.

Accrued interest receivable—The carrying amount is a reasonable estimate of these assets' fair value.

Mortgage banking derivatives—The Company enters into derivative financial instruments in the form of interest rate locks with potential mortgage loan borrowers, and likewise enters into contracts for the future delivery of residential mortgage loans into the secondary markets. These derivative instruments are recognized as either assets or liabilities at fair value on a recurring basis in the consolidated balance sheets as indicated in the ensuing table. Commitments to deliver mortgage loans are valued at the commitment price from the investor. Interest rate lock commitments are valued at best execution prices at December 31, 2012. Forward contracts to purchase mortgage-backed securities are valued at trading levels as of December 31, 2012. Fair value adjustments relating to these mortgage banking derivatives are recorded in current year earnings as a component of mortgage banking gains.

Demand, savings and money market deposits—Demand, savings, and money market deposit accounts are valued at the amount payable on demand.

Time deposits—The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rates are estimated using market rates currently offered for similar instruments with similar remaining maturities.

FHLB advances—The fair value for fixed rate advances is estimated by discounting the future cash flows using rates at which advances would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value for the fixed rate advances that are convertible to quarterly LIBOR floating rate advances on or after certain specified dates at the option of the FHLB and the FHLB fixed rate advances that are putable on or after certain specified dates at the option of the FHLB are priced using the FHLB of Cincinnati's model.

Short-term borrowings—Short-term borrowings generally have an original term to maturity of one year or less. Consequently, their carrying value is a reasonable estimate of fair value.

Subordinated debt—The floating issuances curves to maturity are averaged to obtain an index. The spread between BBB-rated bank debt and 25-year swap rates is determined to calculate the spread on outstanding trust preferred securities. The discount margin is then added to the index to arrive at a discount rate, which determines the present value of projected cash flows.

Accrued interest payable—The carrying amount is a reasonable estimate of these liabilities' fair value. The fair value of unrecorded commitments at December 31, 2012 and December 31, 2011 is not material.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

	(Amounts in thousands) December 31, 2012				
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value
ASSETS:					
Cash and cash equivalents	**$ 27,577**	**$ 27,577**	**$ —**	**$ —**	**$ 27,577**
Investment securities available-for-sale	**184,646**	**—**	**177,034**	**7,612**	**184,646**
Loans held for sale	**24,756**	**—**	**24,756**	**—**	**24,756**
Loans, net of allowance for loan losses	**313,457**	**—**	**—**	**320,012**	**320,012**
Accrued interest receivable	**1,765**	**1,765**	**—**	**—**	**1,765**
Mortgage banking derivatives	**531**	**—**	**531**	**—**	**531**
LIABILITIES:					
Demand, savings and money market deposits	**$323,855**	**$323,855**	**$ —**	**$ —**	**$323,855**
Time deposits	**153,046**	**—**	**157,406**	**—**	**157,406**
FHLB advances	**42,000**	**—**	**—**	**45,113**	**45,113**
Short-term borrowings	**4,051**	**4,051**	**—**	**—**	**4,051**
Subordinated debt	**5,155**	**—**	**—**	**4,227**	**4,227**
Accrued interest payable	**359**	**359**	**—**	**—**	**359**
Mortgage banking derivatives	**199**	**—**	**199**	**—**	**199**

	(Amounts in thousands) December 31, 2011	
	Carrying Amount	Estimated Fair Value
ASSETS:		
Cash and cash equivalents	$ 16,176	$ 16,176
Investment securities available-for-sale	185,916	185,916
Loans held for sale	947	947
Loans, net of allowance for loan losses	286,038	291,681
Accrued interest receivable	1,919	1,919
Mortgage banking derivatives	66	66
LIABILITIES:		
Demand, savings and money market deposits	$265,171	$265,171
Time deposits	157,594	160,978
FHLB advances	37,500	41,113
Short-term borrowings	4,773	4,773
Subordinated debt	5,155	3,508
Accrued interest payable	441	441

The following table presents quantitative information about the Level 3 significant unobservable inputs for assets and liabilities measured at fair value on a recurring and nonrecurring basis at December 31, 2012.

	(Amounts in thousands) Fair value at December 31, 2012	Valuation Technique	Significant Unobservable Input	Description of Inputs
Trust preferred securities	**$7,612**	Discounted Cash Flow	Projected Prepayments	1) Trust preferred securities issued by banks subject to Dodd-Frank's phase-out of trust preferred securities from Tier 1 Capital. 2) Trust preferred securities issued by healthy, well capitalized banks that have fixed rate coupons greater than 8% or floating rate spreads greater than 300 bps. 3) 5% every 5 years for all banks beginning in 2018. 4) Zero for collateral issued by REITs or insurance companies.
			Projected Defaults	1) All deferring issuers that do not meet the criteria for curing, as described below, are projected to default immediately. 2) Banks with high, near team default risk are identified using a CAMELS model, and projected to default immediately. Healthy banks are projected to default at a rate of 2% annually for 2 years, and .36% annually thereafter. 3) Insurance and REIT defaults are projected according to the historical default rates exhibited by companies with the same credit ratings. Historical default rates are doubled in each of the first two years of the projection to account for current economic conditions. Unrated issuers are assumed to have CCC- ratings.
			Projected Cures	1) Deferring issuers that have definitive agreements to either be acquired or recapitalized.
			Projected Recoveries	1) Zero for insurance companies, REITs and insolvent banks, and 10% for projected bank deferrals.
			Discount Rates	1) Ranging from ~5.69% to ~21.76%, depending on each bond's seniority and remaining subordination after projected losses.
Impaired loans	**3,503**	Appraisal of Collateral (1)	Appraisal Adjustments (2)	0% to (27)%
			Liquidation Expenses (2)	0% to (15)%
	1,105	Discounted Cash Flow	Discount Rate	5.75% (only one loan)
Other real estate owned	**145**	Appraisal of Collateral (1), (3)	Sales Agreements	0% to (39)%

(1) Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable.

(2) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses are presented as a percent of the appraisal. The adjustment of appraised value is measured as the effect on fair value as a percentage of unpaid principal.

(3) Includes qualitative adjustments by management and estimated liquidation expenses.

NOTE 12—REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain: (1) a minimum ratio of 4% both for total Tier I risk-based capital to risk-weighted assets and for Tier I risk-based capital to average assets, and (2) a minimum ratio of 8% for total risk-based capital to risk-weighted assets.

Under the regulatory framework for prompt corrective action, the Company is categorized as well-capitalized, which requires minimum capital ratios of 10% for total risk-based capital to risk-weighted assets, 6% for Tier I risk-based capital to risk-weighted assets and 5% for Tier I risk-based capital to average assets (also known as the leverage ratio). There are no conditions or events since the most recent communication from regulators that management believes would change the Company's capital classification. Management believes as of December 31, 2012, the Company meets all capital adequacy requirements to which it is subject.

	(Amounts in thousands) December 31,			
	2012		2011	
	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital	**$57,905**		$54,881	
Ratio to Risk-Weighted Assets		**14.10%**		14.18%
Tier I Risk-Based Capital	**$53,996**		$51,739	
Ratio to Risk-Weighted Assets		**13.15%**		13.37%
Ratio to Average Assets		**9.63%**		10.39%

Tier I risk-based capital is shareholders' equity, noncumulative and cumulative perpetual preferred stock, qualifying trust preferred securities and non-controlling interests less intangibles, disallowed deferred tax assets and the unrealized market value adjustment of investment securities available-for-sale. Total risk-based capital is Tier I risk-based capital plus the qualifying portion of the allowance for loan losses.

NOTE 13—RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with whom they are affiliated were loan customers during 2012. The following is an analysis of such loans:

	(Amounts in thousands)
Total related-party loans at December 31, 2011	**$ 3,178**
New related-party loans	**1,798**
Repayments or other	**(1,614)**
Total related-party loans at December 31, 2012	**$ 3,362**

Deposits from executive officers, directors, and their affiliates at December 31, 2012 and 2011 were $4.2 million and $2.6 million, respectively.

The banking relationships were made in the ordinary course of business with the Bank.

NOTE 14—CONDENSED FINANCIAL INFORMATION—PARENT COMPANY

Below is condensed financial information of Cortland Bancorp (parent company only). In this information, the Parent's investment in subsidiaries is stated at cost, including equity in the undistributed earnings of the subsidiaries, adjusted for any unrealized gains or losses on available-for-sale securities.

BALANCE SHEETS

(Amounts in thousands)

	December 31,	
	2012	2011
ASSETS		
Cash	**$ 244**	$ 456
Investment securities available-for-sale	**—**	54
Investment in bank subsidiary	**45,583**	41,765
Investment in non-bank subsidiary	**15**	15
Subordinated note from subsidiary bank	**6,000**	6,000
Other assets	**3,520**	3,302
Total assets	**$55,362**	$51,592
LIABILITIES		
Other liabilities	**$ 755**	$ 718
Subordinated debt (Note 7)	**5,155**	5,155
Total liabilities	**5,910**	5,873
SHAREHOLDERS' EQUITY		
Common stock	**23,641**	23,641
Additional paid-in capital	**20,850**	20,850
Retained earnings	**10,262**	7,485
Accumulated other comprehensive loss	**(1,707)**	(2,663)
Treasury stock	**(3,594)**	(3,594)
Total shareholders' equity	**49,452**	45,719
Total liabilities & shareholders' equity	**$55,362**	$51,592

STATEMENTS OF INCOME

(Amounts in thousands)

	Years ended December 31,		
	2012	2011	2010
Dividends from bank subsidiary	**$ 136**	$ —	$ —
Interest and dividend income	**107**	98	100
Investment securities gains (losses)	**(16)**	51	—
Other income	**113**	114	125
Interest on subordinated debt	**(100)**	(92)	(93)
Other expenses	**(340)**	(362)	(279)
Loss before income tax and equity in undistributed earnings of subsidiaries	**(100)**	(191)	(147)
Income tax benefit	**125**	85	79
Equity in undistributed earnings of subsidiaries	**2,888**	4,178	3,339
Net income	**$2,913**	$4,072	$3,271

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,		
	2012	2011	2010
Cash deficit from operating activities			
Net income	**$ 2,913**	$ 4,072	$ 3,271
Adjustments to reconcile net income to net cash deficit from operating activities:			
Equity in undistributed net income of subsidiaries	**(2,888)**	(4,178)	(3,339)
Deferred tax benefit	**(14)**	(14)	(14)
Investment securities (gains) losses	**16**	(51)	—
Change in other assets and liabilities	**(180)**	28	(109)
Net cash deficit from operating activities	**(153)**	(143)	(191)
Cash flows from investing activities			
Proceeds from sales of securities	**77**	—	—
Net cash flows from investing activities	**77**	—	—
Cash deficit from financing activities			
Dividends paid	**(136)**	—	—
Net cash deficit from financing activities	**(136)**	—	—
Net change in cash	**(212)**	(143)	(191)
Cash			
Beginning of year	**456**	599	790
End of year	**$ 244**	$ 456	$ 599

NOTE 15—DIVIDEND RESTRICTIONS

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends in 2013 is $7.1 million plus 2013 profits retained up to the date of the dividend declaration.

NOTE 16—LITIGATION

The Bank is involved in legal actions arising in the ordinary course of business. In the opinion of management, the outcomes from these other matters, either individually or in the aggregate, are not expected to have any material effect on the Company.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures—None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. With the supervision and participation by management, including the Company's principal executive officer and principal financial officer, the effectiveness of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) has been evaluated as of the end of the period covered by this report. Based upon that evaluation, the Company's principal executive officer and principal financial officer have concluded that these controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting. The report on management's assessment of internal control over financial reporting is included in Item 8.

Changes in Internal Control Over Financial Reporting. Our Chief Executive Officer and Chief Financial Officer have concluded that there have been no changes during the fourth quarter of 2012 in the Company's internal control over financial reporting (as defined in Rules 13a-13 and 15d-15 of the Exchange Act) that have materially affected, or are reasonable likely to materially affect, internal control over financial reporting.

Item 9B. Other Information—Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information relating to this item will be set forth in the Company's definitive proxy statement to be filed on or about April 19, 2013 in connection with the Annual Meeting of Shareholders to be held May 28, 2013 (the "Proxy Statement"). The information contained in the Proxy Statement under the following captions is incorporated herein by reference: "Board Nominees," "Continuing Directors," "The Board of Directors and Committees of the Board," and "Section 16(a) Beneficial Ownership Reporting Compliance."

Executive Officers of the Registrant

The names, ages and positions of the executive officers as of March 29, 2013 are as follows:

Name	Age	Position Held
James M. Gasior	53	President, Chief Executive Officer and Director
Timothy Carney	47	Executive Vice President, Chief Operations Officer, Secretary and Director
David J. Lucido	55	Senior Vice President and Chief Financial Officer
Stanley P. Feret	52	Senior Vice President and Chief Lending Officer

The directors listed above will hold office until the next Annual Meeting of Shareholders and until their successors are duly elected and qualified.

Principal Occupation and Business Experience of Executive Officers

During the past five years the business experience of each of the executive officers has been as follows:

Mr. Gasior succeeded Mr. Fantauzzi as President and Chief Executive Officer of the Company and the Bank beginning November 2, 2009. Mr. Gasior is a director of the Company and the Bank since November of 2005 and is also a director of CSB Mortgage Company, Inc. He is a Certified Public Accountant, a member of the American Institute of CPA's and the Ohio Society of CPA's. Previously, Mr. Gasior served as Senior Vice President, Chief Financial Officer and Secretary of the Company and the Bank since November 2005. Mr. Gasior served as Senior Vice President of Lending and Administration of the Company and the Bank from April 1999 to October 2005.

Mr. Carney was elected as Executive Vice President, Chief Operating Officer and Secretary of the Company and the Bank on November 2, 2009. Mr. Carney was appointed to the Board of Directors on November 2, 2009 to serve the unexpired term of Lawrence Fantauzzi. He is also the President of CSB Mortgage Company, Inc. Mr. Carney was elected as Senior Vice President and Chief Operations Officer of the Company on April 22, 2008. He was Senior Vice President and Chief Operations Officer of the Bank since May 1999.

Mr. Lucido was appointed Senior Vice President and Chief Financial Officer of the Company and the Bank on January 18, 2010. Mr. Lucido is also the Treasurer of CSB Mortgage Company, Inc. Previously, he served as Corporate Vice President and Treasurer of First Place Bank (2008-2010) and Vice President and Manager of Holding Company Accounting for National City Bank (1994-2007).

Mr. Feret was appointed Senior Vice President and Chief Lending Officer of the Company and the Bank on March 10, 2010. Previously, Mr. Feret served as Senior Vice President of Huntington National Bank from June 2007 to March 2010 and Senior Vice President of Sky Bank from August 2004 to June 2007.

Item 11. Executive Compensation

Information relating to this item is incorporated herein by reference to the information in the Proxy Statement that is set forth under the following captions of "Executive Compensation" and "Directors Compensation in 2012."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholders Matters

Information relating to this item is incorporated herein by reference to the information in the Proxy Statement that is set forth under the caption "Share Ownership by Directors and Executive Officers."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information relating to this item is incorporated herein by reference to the information in the Proxy Statement that is set forth under the captions of "Transactions with Related Persons" and "The Board of Directors and Committees of the Board."

Item 14. Principal Accountant Fees and Services

Information relating to this item is incorporated herein by reference to the information in the Proxy Statement that is set forth under the caption "Ratification of Independent Auditors."

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Financial Statements

Included in Part II of this report:

Item 8. Financial Statements

Consolidated Financial Statements included in this Annual Report:

(a) 2. Financial Statement Schedules

Financial statements schedules are omitted because the required information is either not applicable, not required or is not shown in the respective financial statements or in the notes thereto.

(a) 3. Exhibits Required by Item 601 of Regulation S-K

All exhibits omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORTLAND BANCORP

Date: March 29, 2013

By: /s/ JAMES M. GASIOR

James M. Gasior
President, Chief Executive Officer, Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TIMOTHY K. WOOFTER **Timothy K. Woofter**	Director and Chairman of the Board	March 29, 2013 Date
/s/ JAMES M. GASIOR **James M. Gasior**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2013 Date
/s/ JERRY A. CARLETON **Jerry A. Carleton**	Director	March 29, 2013 Date
/s/ TIMOTHY CARNEY **Timothy Carney**	Director	March 29, 2013 Date
/s/ DAVID C. COLE **David C. Cole**	Director	March 29, 2013 Date
/s/ GEORGE E. GESSNER **George E. Gessner**	Director	March 29, 2013 Date
/s/ JAMES E. HOFFMAN, III **James E. Hoffman, III**	Director	March 29, 2013 Date
/s/ NEIL J. KABACK **Neil J. Kaback**	Director	March 29, 2013 Date
/s/ ANTHONY R. VROSS **Anthony R. Vross**	Director	March 29, 2013 Date
/s/ RICHARD B. THOMPSON **Richard B. Thompson**	Director	March 29, 2013 Date
/s/ DAVID J. LUCIDO **David J. Lucido**	Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	March 29, 2013 Date

CORTLAND BANCORP

BOARD OF DIRECTORS

TIMOTHY K. WOOFTER
Chairman

JERRY A. CARLETON

TIMOTHY CARNEY

DAVID C. COLE

JAMES M. GASIOR

GEORGE E. GESSNER

JAMES E. HOFFMAN III

NEIL J. KABACK

JOSEPH E. KOCH

ANTHONY R. VROSS

RICHARD B. THOMPSON

WILLIAM A. HAGOOD
Director Emeritus

K. RAY MAHAN
Director Emeritus

OFFICERS

JAMES M. GASIOR
President and
Chief Executive Officer

TIMOTHY CARNEY
Executive Vice President
Chief Operating Officer and
Secretary

DAVID J. LUCIDO
Senior Vice President and
Chief Financial Officer

STANLEY P. FERET
Senior Vice President and
Chief Lending Officer

THE CORTLAND SAVINGS AND BANKING COMPANY

BOARD OF DIRECTORS

JERRY A. CARLETON
President, Carleton Enterprises Inc.

TIMOTHY CARNEY
Executive Vice President,
Chief Operating Officer and Corporate Secretary

DAVID C. COLE
Partner and President,
Cole Valley Pontiac-Cadillac

JAMES M. GASIOR
President and Chief Executive Officer

GEORGE E. GESSNER
Attorney, Gessner and Platt

JAMES E. HOFFMAN III
Attorney, Hoffman and Walker

NEIL J. KABACK
Partner, Cohen & Company

JOSEPH E. KOCH
President, Joe Koch Construction

RICHARD B. THOMPSON
Executive, Therm-O-Link, Inc.

ANTHONY R. VROSS
Executive, Simon Roofing

TIMOTHY K. WOOFTER
President, Stan-Wade Metal Products
and Chairman of the Board

WILLIAM A. HAGOOD
Director Emeritus

K. RAY MAHAN
Director Emeritus

OFFICERS

JAMES M. GASIOR
President and Chief Executive Officer

TIMOTHY CARNEY
Executive Vice President,
Chief Operating Officer and Corporate Secretary

GRACE J. BACOT
Assistant Vice President
Community Banking Manager/Business Banking Officer

KAREN BOSLEY
Assistant Vice President
Community Banking Manager/Business Banking Officer

NICHOLAS P. BERARDINO
Vice President
Commercial Banking Officer

HEATHER J. BOWSER
Assistant Vice President
Collection Officer

DANIELLE CANTRELL
Vice President
Retail Banking Manager

CHARLES J. COMMONS
Vice President
Director of Security

DAVID J. LUCIDO
Senior Vice President and Chief Financial Officer

STANLEY P. FERET
Senior Vice President and Chief Lending Officer

STANLEY MAGIELSKI
Vice President
Commercial Banking Officer

ASHLEY MOKROS
Assistant Vice President
Community Banking Manager/Business Banking Officer

KAREN MILLER
Assistant Secretary
Branch Training Coordinator

KEITH MROZEK
Vice President
Special Assets

ROCCO PAGE
Vice President
Retail Mortgage Banking Officer

MICHELLE REILLY
Vice President, Assistant Treasurer
Mortgage Banking/Funds Management

JONI EVERSON
Vice President
Retail Mortgage Banking Officer

DEBORAH L. EAZOR
Vice President
Operations Manager

JOAN M. FRANGIAMORE
Vice President
Controller

JOHN HEWITT
Assistant Vice President
Credit Manager

WILLIAM J. HOLLAND
Vice President
Commercial Banking Officer

JANET K. HOUSER
Assistant Vice President
Electronic Banking Specialist

JAMES HUGHES
Assistant Vice President
Community Banking Manager/Business Banking Officer

BRYAN IGNAZIO
Assistant Vice President
Community Banking Manager/Business Banking Officer

DAVID KOVACS
Assistant Vice President
Commercial Banking Officer

MICHELE LEE
Assistant Vice President
Community Banking Manager/Business Banking Officer

MARLENE LENIO
Vice President
Computer Department Manager

DARLENE MACK
Assistant Vice President
Human Resources Manager

JUDY RUSSELL
Vice President
Loan Servicing Manager

BARBARA R. SANDROCK
Vice President
Information Systems Manager

SARA SMITH
Assistant Vice President
Marketing & Communications Director

PAUL SNYDERMAN
Vice President
Mortgage Banking Manager

CARRIE STACKHOUSE
Assistant Vice President
Commercial Banking Officer

LADI STIMPFEL
Assistant Vice President
Mortgage Banking Officer

RUSSELL E. TAYLOR
Assistant Vice President
Assistant Director of Security

STEPHEN A. TELEGO, SR.
Vice President
Director of Human Resources

SHIRLEY A. WADE
Assistant Vice President
Executive Secretary

JAMES E. WELLINGTON
Vice President
Retail Mortgage Banking Officer

MINDY WIESENSEE
Assistant Vice President
Community Banking Manager/Business Banking Officer

NICOLE WHITSEL
Assistant Vice President
Risk Manager/Compliance

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